ARS



03026449

JUL 8 .. 2003

INDUS

INTERNATIONAL














INDUS

LETTER TO STOCKHOLDERS — 2002 ANNUAL REPORT

Fellow Stockholders,

The past year has been a time of transformation at Indus. We have grown to be a stronger, leaner, and more competitive company, poised for growth and leadership in several key markets. In fact, the Indus you have known over the last several years has transformed into a new company.

The new Indus has new products, new partnerships, and new customers. We have a new vision called *Action*Point Management. Most importantly, we have a renewed focus on delivering value to stockholders, customers, and employees. To give you a glimpse into the new Indus, I would like to share with you some of our recent accomplishments and future plans, and what they mean to the future of our company.

Indus has a defined and clear vision for our software and service solutions. We call this vision *Action*Point Management. *Action*Point Management is more than just a new tagline for our solutions. It is the vision which drives and defines everything we do. Through *Action*Point Management, our solutions deliver all the information end-users need to make the best decision possible at each "action point" throughout the workflow. Because customers are making educated and timely decisions, they can improve their profitability by reducing costs, increasing capacity and competitiveness, optimizing service to their customers, and ensuring regulatory compliance. As a result, our customers can achieve world-class performance while simultaneously achieving breakthrough cost reductions.

Indus took a major step in furthering this vision when we acquired the Global Energy & Utilities Solutions division of Systems & Computer Technology Corporation. This acquisition enables us to provide our customers with significant new capabilities from the leading provider of customer information systems for utilities. It also significantly enhances our market presence and revenue opportunities in this important market space. The division that is now known as Indus Utility Systems adds significant license, services, and maintenance revenue to Indus annually, with a positive effect on both earnings and cash flow expected in the current fiscal year. And, by integrating our EAM and CIS solutions, we will enable for the first time real-time responsiveness to action requests from the meter to the plant, empowering customers to vastly improve their responsiveness, accuracy, and customer satisfaction, thereby delivering to them an increased competitive edge.

In addition, the acquisition allowed us to welcome a new group of investors into the stockholder family. The additional financial backing of these new experienced investors as well as that of several of our current investors, including our largest stockholder Warburg Pincus, provides a strong vote of confidence in Indus' future.

We continue to make appropriate investments in product innovation to ensure our solutions deliver on the *Action*Point Management vision. As a result, we have many new products coming to market and new customers signing on to leverage the innovative capabilities of these products. For example, a new version of our industry-leading hosted application Indus InSite was introduced in April 2003 and has already been chosen by one of the United States' largest financial institutions to manage several thousand banking facilities. Our latest EMPAC release was also made available in April, leading to a significant contract with one of the largest supermarket chains in the world. The PassPort product continues to be the most powerful and scalable EAM solution available — a fact which led the largest electric power company in Japan, Tokyo Electric Power Company (TEPCO), to select PassPort to enhance its work management and reporting capabilities across its many nuclear facilities.

These new contracts also represent continued success in our efforts to expand into new high-growth markets. The Asia-Pacific region is a key growth area for Indus. In addition to TEPCO, we have won customers like JPower, the largest electric power wholesaler in Japan. Furthermore, we signed partners like Kaihatsu Computing Corporation in Japan and Yao De in China. Consequently, Indus is well positioned to pursue this rapidly growing market.

In addition, the release of InSite 3.0 has given us a strong entry product for several new vertical market segments. InSite 3.0's web-based interface, robust database capabilities, and numerous additional feature enhancements make it the ideal platform for service and facilities management. This exciting product has helped Indus make entry into hospitals/healthcare, hospitality, banking, and several other promising new industries.

Indus is also finding growth opportunities by placing an ever increasing emphasis on partnerships. We are entering into agreements with resellers and distributors in markets where we see opportunity, and we are making a major shift in our strategy towards greater utilization of systems integrators for professional services. We are already seeing positive results from this part of our strategy, signing new partnerships with major companies like IBM and Cap Gemini Ernst & Young and winning new account sales through our resellers. In fact, we recently made our first sale in Russia through a reseller.

The new Indus is working diligently to ensure that our strategy is clear and that our operational principles are broadly understood and increasingly well executed. We remain confident that our drive for growth and operational excellence will result in continued opportunities for our employees, quality solutions for our customers, and value for our stockholders.

Sincerely,



Tom Madison
Chairman and CEO
Indus International, Inc.



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
Form 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2002

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from to

Commission File Number: 0-22993

INDUS INTERNATIONAL, INC.

(Exact name of Registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	94-3273443 *(I.R.S. Employer Identification No.)*
3301 Windy Ridge Parkway **Atlanta, Georgia** *(Address of principal executive offices)*	30339 *(Zip code)*

Registrant's telephone number, including area code
(770) 952-8444

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.001 par value
(Title of Class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act rule 12b-2). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the Registrant, based upon the closing sale price $2.39 of the Common Stock on June 28, 2002, as reported on the Nasdaq National Market, was approximately $51,395,000. Shares of Common Stock held by each officer and director and by each person who owns 5% or more of the outstanding Common Stock have been excluded in that such persons may by deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares outstanding of the registrant's Common Stock, $.001 par value, was 42,093,830 at June 16, 2003.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for Registrant's 2003 Annual Meeting of Stockholders are incorporated by reference in Part III hereof, to the extent stated herein.

INDUS INTERNATIONAL, INC.

AMENDMENT NO. 1 TO

FORM 10-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, as well as documents incorporated herein by reference, may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect management's current expectations concerning future results and events. These forward-looking statements generally can be identified by the use of phrases and expressions such as "believe," "expect," "anticipate," "intend," "plan," "foresee," "likely," "will" or other similar words or phrases. These statements, which speak only as of the date given, are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our expectations or projections. These risks include, but are not limited to, the successful integration of the acquisition of Indus Utility Systems, Inc. ("IUS") including the challenges inherent in diverting our management's attention and resources from other strategic matters and from operational matters, the successful rationalization of the IUS business and products, ability to realize anticipated or any synergies or cost-savings from the acquisition, current market conditions for Indus' and IUS products and services, our ability to achieve growth in our core product offerings and the combined Indus/IUS offerings, market acceptance and the success of Indus' and IUS products, the success of our product development strategy, our competitive position, the ability to enter into new partnership arrangements and to retain existing partnership arrangements, uncertainty relating to and the management of personnel changes, timely development and introduction of new products, releases and product enhancements, current economic conditions and the timing and extent of a recovery, heightened security and war or terrorist acts in countries of the world that affect our business, and other risks identified in the section of this Report entitled "Description of Business — Factors Affecting Future Performance," beginning on page 14. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's opinions only as of the date hereof. The Company undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements.

PART I

Item 1. *Description of Business*

General

Indus International, Inc. (the "Company" or "Indus") is a leading provider of integrated enterprise asset management ("EAM") and supply chain software and service products for capital-intensive industries worldwide that have very complex assets. Through its March 2003 acquisition of Indus Utility Systems, Inc. ("IUS") (formerly SCT Utility Systems, Inc) from Systems & Computer Technology Corporation, Indus has become a leading provider of customer management and billing software to the energy and utilities markets.

Indus EAM

Indus' EAM solutions help its customers better manage the full array of their assets and optimize their enterprises. The Company provides three principal EAM software solutions series — PassPort, EMPAC and Indus InSite.

PassPort and EMPAC are targeted to the large market, asset-intensive industries, requiring complex functionality. Each provides a series of business applications and business process improvement service packages that meet the EAM needs of businesses such as utilities, oil and gas, pulp and paper, mining and metals, defense, and process. These products are designed for large-scale projects with extensive record keeping requirements and high transaction volume.

Indus InSite is tailored for less asset-intensive industries that can benefit from managing their assets and facilities more efficiently. These industries include the facilities maintenance market in commercial and industrial real estate, health care, leisure properties, and government and educational facilities. In 2002 and continuing in 2003, the Company began combining the architecture of EMPAC with that of Indus InSite into a single product offering under the product name InSite. This new product offering will be comprised of InSite EE, intended for capital intensive industries, and InSite, for the less capital intensive industries.

Indus' EAM products provide its customers with increased return on their investment by enabling them to match the work that must be done with the people, materials, tools, and permits required to do it. The more efficiently these resources are used, the greater the reliability in plant facility and factory availability, and the lower the related operating costs, thereby increasing the customers' return on assets. Examples of customer benefits realized through Indus' EAM products include:

- Proper maintenance of equipment and facilities can prevent costly failures, limit disruptions, and minimize downtime;
- More efficient use of personnel and better control of spare parts can reduce costs;
- Properly maintained equipment can run at higher production speeds and have longer life cycles;
- Delaying new equipment purchases lowers the capital expense budget; and
- Proper regulatory compliance facilitated by Indus' solutions can help companies avoid fines and forced shutdowns.

As a premier EAM supplier of complex functionality to asset intensive industries, the Company's PassPort, EMPAC and Indus InSite software products were licensed for use by over 300,000 end users in more than 40 countries at December 31, 2002.

Acquisition of IUS

The Company's acquisition of IUS on March 5, 2003, adds customer information systems ("CIS"), complex billing solutions, and customer relationship management ("CRM") software to the Indus EAM solution set. IUS is a leading provider of CIS software in the energy and utilities market with over 200 client sites using components of IUS solutions. Its customer base includes a broad spectrum of utilities, including investor-owned utilities, municipal/public utilities, and rural electric cooperatives. While IUS' client base represents utilities of all sizes, IUS services a significant number of very large organizations, including approximately 43 percent of the utility/energy companies in the United States with more than 1 million customers. As of December 31, 2002, IUS products have been licensed to manage approximately 63 million services and generate approximately 40 million bills per month.

The Company believes that the acquisition creates a new competitive landscape in the utilities market and greatly strengthens Indus' competitive position in this market. Indus now represents the first vendor that has the capability to provide an integrated software solution for utilities customers that ranges from the CIS suite of the IUS Banner software product to the asset and work management solutions of Indus' EAM products. This acquisition redefines the utility industry marketplace, giving Indus the widest footprint in an industry where Indus has been helping customers for over 25 years.

Strategic benefits of the acquisition include:

- providing added value to Indus' existing customers;
- allowing Indus to compete in the Service Management space, creating new customer opportunities;
- lowering total cost of ownership for customers;
- strengthening the alliance between Indus and its utility customers; and
- providing a pathway for increased revenues, operational efficiencies and profitability.

Indus Solutions

EAM Solutions

The Company provides three principal EAM software solutions series — PassPort, EMPAC and Indus InSite. PassPort and EMPAC are typically licensed by customers, but both are also available as a hosted product supported by Indus through remote data centers while Indus InSite is a hosted solution. Indus InSite EE will be available as either a licensed or hosted solution.

Beginning in 2002 and continuing throughout 2003, the Company is re-architecting its three EAM solutions into two, after which the previously separate EMPAC and Indus InSite products will be delivered to the marketplace under the InSite product name. The Company believes that this more focused strategy will deliver a wide range of business processes in a Web-architected format that is easy to use and readily deployable. Clients who have previously adopted InSite will have a greater range of functionality available to them than would have been delivered under previous product plans. Clients who have previously adopted EMPAC will have a new deployment option using Web-architected technology, as well as increased functionality. This combined product offering under the InSite product name will be delivered to the market in two versions. One version, with lighter functionality that is appropriate to markets with less complex asset management needs, will be provided under the name "Indus InSite." A more complex version, with more comprehensive functionality (equivalent to EMPAC), will be provided under the name "InSite EE." Each version will have its own price points and maintenance agreements.

CIS Solutions

Through its acquisition of IUS, Indus also offers a broad array of CIS solutions to the energy and utilities markets. Banner Advantage ("Banner") is the flagship CIS product and supports the core customer management and billing processes of utilities. Banner allows clients to acquire customers, generate customers' bills, post payments to customers' accounts and generate service orders. Banner is augmented by IUS' complex billing solution, EnerLink, which helps energy and utility companies design, market, administer, and bill innovative pricing options, regardless of market requirements. In 2002, a companion system to Banner, CRM Essentials, was introduced to the market. CRM Essentials was developed specifically for the functionality requirements of the energy and utility industry making implementation easier. A single provider, Indus, is now positioned to offer the combined functionalities of Banner, EnerLink, and CRM Essentials as one complete solutions package, leveraging and extending the value of the utility's CIS investment. Fuels Management Systems ("FMS") manages the acquisition, transportation and inventory of fuels, primarily coal, used to generate electricity.

Key Competitive Strengths

The Company believes it has key competitive strengths that will help it maintain its leadership within the EAM space, as well as the CIS space in the energy and utilities markets. The Company's strategic assets and competitive advantages include its:

- depth and breadth of products. Over the past 25 years, Indus has attained the leading market share position in the "Tier 1" market (customers having annual revenues greater than $1 billion dollars) for EAM software solutions;
- scalability of both its EAM and CIS products. Indus' solutions are able to scale up to multiple thousands of users;
- substantial installed base of both the EAM Tier 1 market and CIS customers in the energy and utilities market. This provides Indus with a source for selling additional services and add-on modules, as well as providing client references that can help the Company close deals with new prospects; and
- domain knowledge, providing Indus with the expertise to enhance implementations with industry-specific best practices.

Customers

The Company provides enterprise asset management software products for large process industry customers in the following industries (and representative assets):

- utilities (from generating or production facilities to repair trucks);
- oil, gas and petrochemical (drilling platforms and large refining facilities);
- defense and transportation (airplanes, ships and tanks);
- pulp and paper (paper machines); and
- metals and mining (fabrication machinery and mines/production plants).

In addition, the Company intends to target industries with less complex assets, such as facilities maintenance market in commercial and industrial real estate, health care, financial services, leisure properties, and government and educational facilities through its Indus InSite software product.

As of December 31, 2002, the Company's products were licensed for use by more than 300,000 end-users in over 40 countries. For the year ended December 31, 2002, 12.6% of the Company's revenues related to our contract with Magnox Electric plc, a wholly owned subsidiary of British Nuclear Fuels Ltd ("BNFL"), which operates BNFL's nuclear power stations.

Sales and Marketing

Global Organization

Indus markets and sells its products to customers in asset-intensive and facilities-intensive industries around the world. To address that market effectively, the Company divides its target market by geography and by industry segment, and tailors its sales strategy to suit the specific needs of each market segment. In a given market segment, the Company may sell directly through its internal sales force or indirectly through business partner relationships and channel partner programs. These business partner relationships and channel partner programs are typically comprised of referral arrangements and reseller or distribution arrangements. In referral arrangements the referring party is paid a fee for referring a customer, which is typically based on a percentage of the license fee in the transaction. In reseller or distribution arrangements, the partner typically has primary control of the sales process and in some cases licenses Indus software directly to the customer.

The marketing staff is based at the Company's office in Atlanta, Georgia, while the sales organization is decentralized throughout the Company's three global regions described below:

- Americas, with direct sales representatives in the US and Canada, and strategic partnerships to expand the scope of sales opportunities;
- Europe, Middle East and Africa, with direct sales representatives in the UK and France, as well as partnerships which extend Indus' selling capability into continental Europe, the Middle East and Africa; and
- Asia-Pacific, with direct sales representatives in Australia and Japan and strategic partnerships to expand the scope of sales opportunities.

In each of these regions, the Company views the market as consisting of vertical business segments.

Vertical Segments

Indus focuses its sales and marketing efforts on the following industries:

- Utilities
- Water and waste treatment
- Nuclear power generation

- Fossil power generation
  - Hydroelectric power generation
  - Energy transmission and substations
  - Energy distribution and delivery
- Energy Resource Extraction and Process Industries
  - Chemical, petrochemical, oil, and gas
  - Metals and mining
  - Pulp, paper and forest
  - Process manufacturing
  - Discrete manufacturing
  - Consumer packaged goods
  - Public transit
- Facilities Management & Maintenance
  - Commercial property management
  - Facilities maintenance services
  - Hospitality and leisure properties
  - Education and government
  - Hospitals and healthcare providers
  - Financial services properties

By addressing the needs of various vertical industries separately, the Company can package and deliver its product offerings to meet the specific needs of the industries its serves. The Company conducts comprehensive industry-specific vertical marketing programs, which include public relations, trade advertising, industry seminars, trade shows and ongoing customer communication programs such as IndusWorld, the Company's international user group.

Sales Cycle and Customer Life Cycle

While the sales cycle varies depending on the customer and the product being sold, it generally requires from three to 18 months. The direct sales cycle begins with the generation of a sales lead or the receipt of a request for proposal from a prospect, followed by qualification of the lead, analysis of the customer's needs, response to a request for proposal, one or more presentations to the customer utilizing the special knowledge of the industry vertical pre-sales staff, customer internal sign-off activities, and contract negotiation and finalization.

After implementation of an Indus solution, the Company's account executive program provides regional support and specialized attention for each of its customers. Account Executives assist in implementing licensed applications over multi-year engagements, promote licensing of additional applications, and encourage existing customers to identify and help fund new applications and expanded core offerings.

Products and Services

The Company delivers world-class, business process-based, EAM and CIS products, scaled and priced for specific industry segments. The Company's PassPort and EMPAC software products are targeted towards industries with highly complex assets. For industries with less complex assets, the Company's Indus InSite hosted software product is the most appropriate solution. Banner Advantage is the Company's flagship CIS product and supports the core customer management and billing processes of utilities. Included with the Banner product are the Company's other CIS products, which include EnerLink, CRM Essentials and FMS. All of these products are implemented by the Company's professional services organization and supported by its worldwide customer service organization.

PassPort and EMPAC

PassPort and EMPAC support an organization's operations and maintenance workforce, inventory management and procurement professionals, safety and compliance engineers, and other decision making personnel affected by asset care decisions throughout the enterprise. The two solution series are delivered to these professionals as a series of components, with each organization selecting the components needed to support their specific business processes. These solutions typically include the following components:

- asset and work management systems;
- materials and procurement systems;
- supply chain;
- eProcurement systems; and
- safety and compliance systems.

Other available components include: mobile computing, EAI (enterprise asset integration) tools, sophisticated search capabilities, data warehousing products, and integration to leading ERP products for financial and human resources functions. Elements of some PassPort modules contain software licensed from third parties and the baseline EMPAC software contains some software licensed from a third party. If the Company lost the right to license and distribute these third party elements, it believes it could license or develop alternatives to such component technologies without materially impacting its sales of either PassPort or EMPAC.

PassPort is an integrated work management and supply chain software product, originally architected for the nuclear and highly regulated process manufacturing environment. This depth of regulatory compliance, health and safety, and personnel qualifications tracking in PassPort are the key distinguishing features between it and the EMPAC product. Primary PassPort customers are very large operations that need size scalability and product depth, such as regulatory compliance for hazardous chemicals, radiation exposure.

EMPAC is also an integrated maintenance, inventory, and purchasing software product, originally designed for discrete manufacturing plants, mining operations, paper mills and consumer packaged goods. Primary EMPAC customers are medium and large operations that need flexible product configurability to fit different plant sizes and product lines

These Indus solutions seamlessly integrate with various third-party ERP systems, including Oracle Corporation's ("Oracle") corporate financial applications, SAP Corporation's ("SAP") financial applications, and PeopleSoft, Inc's ("PeopleSoft") corporate financial, payroll, and human resources applications. Beyond providing departmental information to affected workgroups throughout the customer organization, EAM techniques employed by the Company integrate process control systems and optimize capacity utilization through just-in-time procurement strategies and deployment of complex maintenance management practices.

Indus InSite

Indus InSite is a web-architected hosted solution designed to maintain and control the assets of less asset-intensive industries in markets such as commercial and industrial real estate, health care, financial services, leisure properties, government and educational facilities. Elements of the Indus InSite hosted software solution are licensed from third parties. If the Company lost the right to license, host and distribute these third party elements, it believes it could license or develop alternatives to such components without materially impacting sales of Indus InSite. As discussed above under "EAM Solutions," the InSite product line is being combined with the EMPAC product line to provide additional functionality to both product lines. Upon completion in 2003, Indus InSite will offer J2EE compliant, web services-based architecture encompassing the EMPAC server-side business functionality. It will fully leverage the EMPAC business functionality and table structure existing within the EMPAC database, and wrap EMPAC business functions (such as stored procedures) with J2EE application services.

Banner and Other CIS Products

At the core of the Indus CIS offerings is the advanced architecture of the Banner product that is sold as an independent solution or packaged with other CIS products like EnerLink, CRM Essentials and FMS. Built on the Oracle9i application server technology, Banner features an adaptive infrastructure that takes advantage of Oracle's world-class functionality for Internet and intranet deployment and streamlined business processes. It is recognized as a customer information solution, combining proven and scalable functionality to facilitate benefits such as:

- Enterprise-wide access to information
- Cost controls for increased profitability
- Regulatory responsiveness
- Accurate information for making decisions
- Reduced cycle times from meter reading to collection of accounts receivable

EnerLink is a complex billing solution that helps energy and utility companies use integrated applications to design, market, administer, and bill various pricing options — regardless of market requirements. This solution is for billing commercial and industrial customers, and includes the following features:

- Flexible pricing options
- Robust rate modeling and bill calculation
- Support for a complex array of contract models
- Integrated data management
- Meter data access

Although EnerLink is offered with Banner, it can also be sold as an independent solution to interface with a client's legacy application or other commercial third-party CIS.

Also enhancing the Company's CIS solution is the utility-specific layer of CRM functionality called CRM Essentials, designed specifically for the energy and utility marketplace. The CRM components can be deployed modularly, ensuring that the implementation targets specific business needs. These components include:

- Business intelligence and data warehousing
- Internet customer self-service and electronic bill payment and processing (EBPP)
- Data mining to support targeted communications and targeted marketing
- Customer contact tracking and employee metrics
- Internal work routing and approval
- Service order scheduling and schedule optimization

Fuels Management Systems ("FMS") manages the acquisition, transportation and inventory of fuels, primarily coal, used to generate electricity. This comprehensive system manages the most costly components of a utility or energy provider. As utility and energy providers focus on improving operations, FMS is a valuable asset to reduce cost and improve efficiencies. IUS currently has four customers using FMS to manage more than 20 power plants.

Professional Services

The Company's EAM and CIS products include consulting services provided by subject matter experts. These experts support the Indus sales organization by helping customers implement advanced EAM maintenance principles, materials management theories, and other advanced "best practice" strategies designed to provide a competitive advantage to the customer. The knowledge gained from prior customer implementations, the extensive plant experience of the Company's employees, and the global experience of its user community, provides a high quality information exchange as customers learn from the professional services organization how the Indus software solutions address industry-specific requirements.

Indus EAM products are typically implemented through the Company's proprietary ABACUS tools and methodology. ABACUS consists of software-driven analytical tools, implementation plans and educational resources that consolidates the Company's extensive experience in implementing enterprise asset management software products. ABACUS provides a step-by-step implementation life cycle framework for all installation, integration, education and business review activities. In addition, ABACUS enhances the ongoing effectiveness of Indus software products and assists customers in improving their business processes.

The Company has also developed strategic relationships with large systems integrators, as well as smaller third-party implementers and providers. This ensures that customers with specific requirements can leverage the value-added services of these firms when implementing Indus software products. These relationships are further described under "Business-Strategic Relationships."

Hosted Products

PassPort, EMPAC and Indus InSite are available as hosted products fully supported through remote data centers. The Indus Banner CIS solution is also available as a hosted product. The Indus hosting services provide the EAM and CIS excellence of Indus solutions, integrated Web-enabled applications, and the Internet's eBusiness opportunities. The Company is responsible for the customer's hosted system and is the single point of contact for any functionally issues. The hosted product offers comprehensive functionality, reduces implementation time, and guarantees service levels. Additionally, the Indus hosted product integrates with customer legacy systems, delivering a true best-of-breed product that includes many touch points with other industry software application leaders such as Oracle and PeopleSoft.

The hosted product contains robust, layered security to protect customer data. The Company's hosted product infrastructure partners provide a suite of services that expertly manage mission-critical software. With a large, multi-specialized, technical staff of certified engineers, the infrastructure partners provide the level of services and expertise necessary to ensure secure, scalable, high-performance operation 24 hours a day. Their services include installation and maintenance of hardware and software, core software expertise, high-volume backup and recovery systems, and constant, proactive monitoring by their server operations center.

Customer Service and Software Maintenance

Indus World Wide Customer Service helps customers increase productivity and system availability. The Company combines state-of-the-art technology and a highly skilled team of professionals to deliver service through an international infrastructure designed to respond promptly and effectively to customer needs. The Company offers a variety of service options for each of its products. Indus World Wide Customer Service Centers are strategically located in North America, the United Kingdom, and the Asia Pacific region. Two of the Company's service programs provide extended telephone service after business hours for production-down and critical issues, 24 hours a day, either 5 or 7 days a week. Regardless of the call's time or point-of-origin, the Company's toll-free number automatically routes the customer's call to a fully staffed Indus Customer Service Center. By accessing a global customer service database, the Company's customer service professionals can share the most up-to-date technical information and provide fast, consistent responses to customer issues around the clock from anywhere in the world.

eService is Indus' Web-based mechanism for allowing its customers to access information about the Company's products and services, as well as log cases, suggest product enhancements, and search for patches or resolutions to common product issues. This service is available on a 24 hours, 7-days-a-week basis.

Training

The Indus Learning Center, the Company's training division, designs, manages, and implements comprehensive education and training products for its user community. The Company's training professionals provide instructional design and courseware development services, training coordination support, train-the-trainer and end-user programs, and technical training for customer installations worldwide. Open enrollment training courses are provided at the Company's training centers in Atlanta, Georgia; Columbia, South Carolina; Woking, England; and Brisbane, Australia. Training is also provided at customer sites at the customer's option. The Indus Learning Center has developed a comprehensive set of eLearning training materials to educate and train customers and internal staff. The eLearning products include Web-based training courses and Indus eClass, an on-line step-by-step guide for cycling through Indus product screens.

Strategic Relationships

Through a network of strategic relationships established with more than 50 technology and service partners, Indus leverages its internal sales and marketing efforts, expands its implementation capabilities, and enhances the breadth of its solutions. This network includes relationships with systems integrators such as Accenture, Deloitte Consulting, Cap Gemini Ernst & Young and International Business Machines, as well as relationships with software product partners such as Oracle, PeopleSoft, and BEA Systems, Inc. that extend the functional footprint of Indus' products. This collaborative effort with third party software partners creates a software series that provides interoperability with corporate and financial applications, and certain industry specific systems.

Systems Integrators

The Company typically works with large systems integrators and smaller implementers on an opportunity-by-opportunity basis. In some instances, the Company has agreements with systems integrators that provide the framework for the relationship, such as its agreements with Cap Gemini Ernst & Young U.S. LLC and Deloitte Tohmatsu Consulting Co., Limited. In each case the agreement is non-exclusive and does not obligate either party to any minimum commitments. Instead, the parties agree to work together to identify joint opportunities with the goal of furthering the implementation of the Company's products and the professional services of the systems integrator or implementer. The Company and the systems integrators work together on proposals to prospective customers to license and implement the Company's software. The Company typically enters into teaming arrangements that set forth the parties' respective obligations in the proposal process and their agreement to work together. The Company will typically enter into a license agreement and a maintenance and support agreement directly with customer, and the systems integrator will typically have the direct contractual relationship with the customer for professional services.

Indus Software Product Partners

The Company enters into strategic relationships with software product partners to increase the number of software products it can provide to its customers, enabling Indus to continue its focus on developing and delivering functionally advanced EAM and CIS products. The Company believes that the need to forge strategic partnerships is continually increasing as the needs of the Company's customers evolve and the global marketplace expands. By combining the Company's own market-leading EAM/CIS software with its partners' considerable strengths in market-focused products and services, Indus provides its customers with the leverage needed to increase their return on assets, while providing Indus with additional software license fees and services.

The Company's strategic relationships with third party software providers take a variety of forms, such as reseller agreements and development arrangements, that are intended to extend the functionality of the Indus software solutions. Reseller agreements, such as the Company's agreement with BEA Systems, Inc., typically allow the Company to develop software solutions using third party software, and resell that third party software either in connection with, or embedded in, the Company's software solutions. Development agreements allow the Company to develop software to integrate its solutions with that of the third party. This allows the Company to extend the functionality of its software solutions by making them inter-operable with various third party applications. Examples of these types of arrangements include the Company's agreements with PeopleSoft and Oracle, which allow the Company to develop solutions that integrate with PeopleSoft's corporate financial, payroll and human resources applications and Oracle corporate financial applications.

The following highlights several of the Company's partners:

- *BEA Systems Inc.* — supports Indus customers' need to design and automate business processes that integrate back-end applications and e-commerce technologies.
- *Oracle* — provides database platform as well as Oracle Financials integration. Indus is a member of the Oracle Partner Network, as a Certified Advantage Partner.
- *Business Objects* — provides business intelligence that lets organizations access, analyze, and share information internally with employees and externally with customers, suppliers, and partners.

Indus Strategic Client Program

This program establishes the collaborative planning framework to recommend improvements to the business processes of both Indus and its customers, implement innovative and cost-effective solutions to business needs, and engage the customer in the Company's strategic vision. The program improves the competitive positioning of Indus and its strategic clients, enhances the return on investment that strategic clients receive from implementing Indus products, and continues the high quality and reliability of Indus products, project support, and customer service. The Company and its strategic clients take mutual responsibility for the overall success of the program.

Research and Development

The Company has dedicated research, development, and software engineering functions, and regularly releases new products and enhancements to existing products. Research and development efforts are directed at increasing overall product functionality, improving product performance, and extending the capabilities of the products to interoperate with selected third-party software products available from alliance partners. These efforts include developing new applications that address new horizontal and vertical functions.

The Company believes that research and development is most effectively accomplished if customers are involved in the process. Through direct customer involvement and consensus input from user group oversight committees, product content is improved and the customer acceptance of new software deployment is significantly increased. In addition, the interactive development process promotes increased customer awareness of the products' technological features and fosters greater product loyalty.

The Company spent $51.6 million, $49.5 million and $45.7 million on research and development in 2000, 2001 and 2002, respectively.

Competition

The EAM and CIS software products businesses are highly competitive and constantly changing. They are significantly affected by new product and technology innovations brought about by industry participants. The Company believes that the principal competitive factors in its businesses will be:

- product quality, ROI, performance and functionality;
- adaptability to new trends driven by technology and customer requirements;
- cost of internal product development as compared with cost of purchase of products from outside vendors;

- ease and speed of implementation;
- cost of ongoing maintenance; and
- time-to-market with, and market acceptance of new products, enhancements, functionality and services.

In the EAM market, the Company's competitors include companies in the enterprise, departmental, and point products market segments. At the enterprise product level, the Company's main competitors are SAP, Oracle, and Industrial and Financial Systems ("IFS"). In the departmental or plant products market for "Tier 1" customers, the Company competes primarily with other EAM software vendors such as SAP, Oracle, Mincom Corp., and IFS. In the market for "Tier 2" customers (customers having annual revenues between $250 million and $1 billion), the Company competes primarily with MRO Software, Inc. (formerly Project Software & Development, Inc.), Invensys, and Datastream Systems, Inc. In addition, point products vendors such as Severn Trent Systems, Synercom, and others provide competing software products to industry sub-sectors such as transmission and distribution of electric power for utilities. The Company also faces competition from suppliers of custom-developed business application software that have focused largely on proprietary mainframe- and microcomputer-based systems with highly customized software, such as the systems consulting groups of major accounting firms and systems integrators.

In the CIS market, the Company's primary competitors include SPL WorldGroup, PeopleSoft, SAP, Peace Software, Cayenta (a subsidiary of Titan), and Orcaom.

Proprietary Rights and Licensing

The Company relies on a combination of the protections provided under applicable copyright, trademark and trade secret laws, as well as on confidentiality procedures, licensing arrangements and other contractual arrangements to establish and protect its rights in its software. Despite the Company's efforts, it may be possible for unauthorized third parties to copy certain portions of the Company's products or to reverse engineer or obtain and use information that the Company regards as proprietary. In addition, the laws of certain countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. Furthermore, the Company has no patents, and existing copyright laws afford only limited protection. Accordingly, there can be no assurance that the Company will be able to protect its proprietary software against unauthorized third-party copying or use, which could adversely affect the Company's competitive position.

The Company licenses its applications to customers under license agreements, which are generally in standard form, although each license is individually negotiated and may contain variations. The standard form agreement allows the customer to use the Company's products solely on the customer's computer equipment for the customer's internal purposes, and the customer is generally prohibited from sub-licensing or transferring the applications. The agreements generally provide that the Company's warranty for its products is limited to correction or replacement of the affected product, and in most cases the Company's warranty liability may not exceed the licensing fees from the customer. The Company's standard form agreement also includes a confidentiality clause protecting proprietary information relating to the licensed applications.

The Company's products are generally provided to customers in object code (machine-readable) format only. From time to time, in limited circumstances, the Company has licensed source code (human-readable form) for its EAM application, subject to customary protections such as use restrictions and confidentiality agreements. IUS has historically licensed source code for certain applications, subject to customary protections such as use restrictions and confidentiality agreements. In addition, customers can be beneficiaries of a master source code escrow for the applications, pursuant to which the source code will be released to end users upon the occurrence of certain events, such as the commencement of bankruptcy or insolvency proceedings by or against the Company, or certain material breaches of the agreement. The Company has the right to object to the release of the source code in such circumstances, and to submit the matter to dispute resolution procedures. In the event of any release of the source code from escrow, the customer's license is limited to use of the source code to maintain, support and configure the Company applications.

The Company may from time to time receive notices from third parties claiming infringement by the Company's products of proprietary rights of others. As the number of software products in the industry increases and the functionality of these products further overlap, the Company believes that software developers may become increasingly subject to infringement claims. Any such claims, with or without merit, can be time consuming and expensive to defend or could require the Company to enter into royalty and licensing agreements. Such agreements, if required, may not be available on terms acceptable to the Company, or at all.

Indus, Indus Solution Series, IndusWorld, Indus InSite, *PassPort Software Solutions,* ABACUS, ABACUS Toolkit, Sextant, PORTAL/G, PORTAL/95, PORTAL/97, PORTAL/J, ViewPort, Prism Consulting, EMPAC, Enterprise MPAC, IndusKnowledgeWarehouse, IndusConnect, IndusBuyDemand, IndusAnyWare, IndusASP, Curator and EnerLink are trademarks and service marks of the Company. All other brand names or trademarks are the property of their respective holders.

The Company was formed through the combination of The Indus Group, Inc., a California corporation, and TSW International, Inc., a Georgia corporation, in August 1997.

Employees

At May 31, 2003, Indus had approximately 970 full-time employees.

The Company's future success depends, in large part, on the continued service of its key management, sales, product development and operational personnel and on its ability to attract and retain highly qualified employees, including management personnel. There can be no assurance that the Company will be successful in attracting, retaining and motivating key personnel.

Executive Officers

The executive officers of the Company as of March 2003 were as follows:

Name of Executive Officer	Age	Principal Occupation
Thomas R. Madison, Jr.	57	Chairman of the Board of Directors and Chief Executive Officer
Jeffrey A. Babka	49	Executive Vice President Finance and Administration, Chief Financial Officer and Secretary
Gregory J. Dukat	42	Executive Vice President of Worldwide Operations

Mr. Madison has served as Chief Executive Officer of the Company since July 2002 and as Chairman of the Board of Directors of the Company since December 2001. From January 2001 until December 2001, Mr. Madison served as an independent management consultant. From May 1999 until January 2001, he served as President and Chief Executive Officer of Talus Solutions, an implementer of products and services for optimizing pricing strategies and practices based upon customer buying behaviors. From March 1994 until May 1999, Mr. Madison served as Group President and Corporate Vice President of Computer Sciences Corp.

Mr. Babka has served as Executive Vice President Finance and Administration and Chief Financial Officer of the Company since April 2002. From August 2000 to March 2002, Mr. Babka served as Vice President, Finance and Chief Financial Officer for the Global Accounts Business Unit of Concert Communications, an international Joint Venture between AT&T and British Telecom, a voice and data service provider. From August 1999 to August 2000, Mr. Babka served as Vice President and Corporate Controller for Global Crossing Ltd, where he headed the implementation of an ERP system for that company's worldwide operations. From July 1997 to August 1999, he was a Senior Vice President and Chief Financial Officer for the Technology and Operations Group of Bank of America, N.A.

Mr. Dukat has served as Executive Vice President of Worldwide Operations of the Company since September 2002. From September 2001 to April 2002, he was the Chief Executive Officer for 180 Commerce,

Inc, a startup reverse supply chain enterprise software company. From October 1989 to September 2001, Mr. Dukat served in various positions at J.D. Edwards, an enterprise software provider, most recently as Vice President and General Manager.

Employment Agreements

All the executive officers of the Company have employment contracts with the Company.

FACTORS AFFECTING FUTURE PERFORMANCE

Our business may suffer from risks associated with growth and acquisitions, including the acquisition of IUS.

We expect to continue evaluating and pursuing acquisition and merger opportunities on a selective basis. We cannot assure you that any business or assets that we acquire, including the business and assets of IUS, will be integrated into our existing business in an effective manner. Our inability to effectively integrate the business and assets that we acquired in the acquisition of IUS could materially harm our business.

All acquisitions, including the IUS acquisition, also involve specific risks. Some of these risks include:

- the assumption of unanticipated liabilities and contingencies;
- diversion of our management's attention; and
- possible reduction of our reported asset values and earnings because of:
    - goodwill impairment;
    - increased interest costs;
    - issuances of additional securities or debt; and
    - difficulties in integrating acquired businesses and assets.

As we grow and attempt to integrate any business and assets that we may acquire, including those in the IUS acquisition, we can give no assurance that we will be able to:

- properly maintain and take advantage of the business or value of any acquired business and assets;
- identify suitable acquisition candidates;
- complete any additional acquisitions; or
- integrate any acquired businesses or assets into our operations.

Our operating results have fluctuated in the past and may continue to fluctuate significantly from quarter to quarter which could negatively affect our results of operations and our stock price.

Our operating results have fluctuated in the past, and our results may fluctuate significantly in the future. Our operating results may fluctuate from quarter to quarter and may be negatively affected as a result of a number of factors, including:

- the relatively long sales cycles for our products;
- the variable size and timing of individual license transactions;
- delays associated with product development, including the development and introduction of new releases of existing products;
- the development and introduction of new operating systems and/or technological changes in computer systems that require additional development efforts;
- our success in, and costs associated with, developing, introducing and marketing new products;

- changes in the proportion of revenues attributable to licensing fees, hosting fees and services;
- changes in the level of operating expenses;
- software defects and other product quality problems and the costs associated with solving those problems; and
- successful completion of customer funded development.

Changes in operating expenses or variations in the timing of recognition of specific revenues resulting from any of the these factors can cause significant variations in operating results from quarter to quarter and may in some future quarter result in losses or have a material adverse effect on our business or results of operations.

If we are unable to become profitable and cash flow positive in the near future, our business and long-term prospects may be impaired, and we may face liquidity problems.

We generated net operating losses of $33.8 million in 2002 and used approximately $22.4 million of cash in 2002. We do not expect to be profitable or cash flow positive until the first quarter of calendar 2004, but we may not be profitable or cash flow positive then or in any future quarters. Our inability to produce future profitability or positive cash flow will negatively affect our capacity to implement our business strategy and may require us to take actions in the short-term that will impair the long-term prospects of our business. Our inability to produce future profitability or positive cash flow may also result in liquidity problems and impair our ability to finance our continuing business operations on terms that are acceptable to us.

If the market does not accept our new products and new modules or upgrades to the existing products that we launch from time to time, our operating results and financial condition would be materially adversely affected.

From time to time, we launch new products and new modules or upgrades to existing products. For example, in March 2002, we launched our hosted, Internet-based enterprise asset management product, Indus InSite™. There can be no assurance that any of our new or enhanced products, including Indus InSite™, will be sold successfully or that they can achieve market acceptance. Our future success with Indus InSite™, our web-based offerings and other next generation product offerings will depend on our ability to accurately determine the functionality and features required by our customers, as well as the ability to enhance our products and deliver them in a timely manner. We cannot predict the present and future size of the potential market for our next generation of products, and we may incur substantial costs to enhance and modify our products and services in order to meet the demands of this potential market.

We may not be able to successfully consolidate our EMPAC and Indus InSite products, which could negatively affect our business.

In October 2002, we announced our plans to consolidate our EMPAC and Indus InSite products onto a single development platform. There can be no assurances that we can successfully consolidate these two products onto a single development platform or that our existing EMPAC and MPAC-UX will migrate to the new development platform, or that we can quickly and cost effectively affect such migrations. Difficulties or delays in consolidating these two products or in migrating customers to the new development platform could result in a material adverse effect on our business, results of operation and financial condition.

If we experience delays in product development or the introduction of new products or new versions of existing products, our business and sales will be negatively affected.

We have in the past experienced delays in product development that have negatively affected our relationships with existing customers and have resulted in lost sales of our products and services to existing and prospective customers and our failure to recover our product development costs. There can be no assurance that we will not experience further delays in connection with our current product development or future development activities. In October 2002, we announced an accelerated development schedule for Indus

InSite™ and the planned consolidation of two products, EMPAC and Indus InSite™, onto a single development platform. If we are unable to develop and introduce new products, or enhancements to existing products, or to execute the consolidation of EMPAC and Indus InSite™ development platforms, in a timely manner in response to changing market conditions or customer requirements, it may affect our ability to execute the consolidation of the EMPAC and Indus InSite™ products and our business, operating results and financial condition will be materially and adversely affected. Because we have limited resources, we must effectively manage and properly allocate and prioritize our product development efforts and our porting efforts relating to newer products and operating systems. There can be no assurance that these efforts will be successful or, even if successful, that any resulting products or operating systems will achieve customer acceptance.

Delays in implementation of our software or the performance of our professional services may negatively affect our business.

Following license sales, the implementation of our products and their extended solutions generally involves a lengthy process, including customer training and consultation. In addition, we are often engaged by our existing customers for other lengthy professional services projects. A successful implementation or other professional services project requires a close working relationship between us, the customer and, if applicable, third-party consultants and systems integrators who assist in the process. These factors may increase the costs associated with completion of any given sale, increase the risks of collection of amounts due during implementation or other professional services projects, and increase risks of cancellation or delay of such projects. Delays in the completion of a product implementation or with any other professional services project may require that the revenues associated with such implementation or project be recognized over a longer period than originally anticipated, or may result in disputes with customers regarding performance by us and payment by the customers. Such delays in the implementation have caused, and may in the future cause, material fluctuations in our operating results. Similarly, customers may typically cancel implementation projects at any time without penalty, and such cancellation could have a material adverse effect on our business or results of operations. Because our expenses are relatively fixed, a small variation in the timing of recognition of specific revenues can cause significant variations in operating results from quarter to quarter and may in some further quarter result in losses or have a material adverse effect on our business or results of operations.

If we are required to repay our note to SCT Financial Corporation or our 8% convertible notes, we may have liquidity difficulties.

In connection with the acquisition of IUS, we executed a promissory note in the principal amount of $10.0 million in favor of SCT Financial Corporation, a subsidiary of Systems and Computer Technology Corporation. This note is due on September 5, 2003 and bears interest at 6% per year. IUS, now a wholly owned subsidiary of the Company, is a guarantor of the note and this guaranty is secured by certain real property owned by IUS. We intend to repay the note to SCT Financial Corporation prior to its maturity with the proceeds of a third-party mortgage on the IUS' real property or other financing transaction. We believe that the fair market value of the property is approximately $19.1 million. As a result of the discussions with the commercial lenders, we expect the proceeds of any financing transaction with respect to the property will be sufficient to repay the note to SCT Financial Corporation. However, we cannot assure investors that we will be able to refinance the note to SCT Financial Corporation in a timely manner or on terms that are acceptable to us. In such event, we may be required to repay the principal and interest on the note out of cash on hand, which would materially adversely affect our liquidity. If we are unable to repay the principal and interest on the note, SCT Financial may foreclose on the security and seek to sell the real property to pay off our obligations.

On March 5, 2003, we completed a private placement selling our 8% Convertible Notes in an aggregate principal amount of approximately $14.5 million. The 8% Convertible Notes are due on December 5, 2003, are convertible into shares of common stock upon receipt of the requisite approval of our stockholders. If our stockholders do not approve the issuance of the shares of common stock on the conversion of the notes prior to their maturity date, we will be required to repay the principal and interest on the notes out of cash on hand, which would materially adversely affect our liquidity.

Continued decrease in demand for our products and services will impair our business and could materially adversely affect our results of operations and financial condition.

In recent quarters we have experienced a decrease in demand for our products and related services, which we believe is due to unfavorable general economic conditions and decreased capital spending by companies in the industries we serve. If these economic conditions persist, our business, results of operations and financial condition are likely to be materially adversely affected.

Moreover, overall demand for enterprise software products in general may grow slowly or decrease in upcoming quarters and years because of unfavorable general economic conditions, decreased spending by companies in need of enterprise asset management solutions or otherwise. This may reflect a saturation of the market for enterprise software solutions generally, as well as deregulation and retrenchment affecting the way companies purchase enterprise asset management software. To the extent that there is a slowdown in the overall market for enterprise asset management software, our business, results of operations and financial condition are likely to be materially adversely affected.

Recent changes in management may result in integration difficulties and inefficiencies for our business.

We had significant turnover at the executive management level from 2000 through September 2002, including the appointment of a new Chief Financial Officer in April 2002 and a new Chief Executive Officer in July 2002, the elimination of the Chief Operating Officer position in July 2002, and the appointment of a new Executive Vice President of Worldwide Operations in September 2002. Our current executive management team has only recently begun to work together, and they may be unable to integrate and work effectively as a team. There can be no assurance that we will be able to motivate and retain the current executive management team or that we will be able to work together effectively. If we lose any members of our executive management team or they are unable to work together effectively, our business, operations and financial results could be adversely affected.

Our success depends upon our ability to attract and retain key personnel.

Our future success depends, in significant part, upon the continued service of our key technical, sales and senior management personnel, as well as our ability to attract and retain new personnel. For example, we are in the process of filling several key sales positions. Competition for qualified sales, technical and other personnel is intense, and there can be no assurance that we will be able to attract, assimilate or retain additional highly qualified employees in the future. Our ability to attract, assimilate and retain key personnel may be adversely impacted by the fact that we have reduced our work force by 27% in 2002 and 8% in May 2003 and that, in order to reduce our operating expenses, we have generally not increased wages or salaries over the last two years and have generally not awarded bonuses or other incentives to our employees. If we are unable to offer competitive salaries and bonuses, our key technical, sales and senior management personnel may be unwilling to continue service for the Company, and it may be difficult for the Company to attract new personnel. If we were unable to hire and retain personnel, particularly in senior management positions, our business, operating results and financial condition would be materially adversely affected. Additions of new personnel and departures of existing personnel, particularly in key positions, can be disruptive and have a material adverse effect on our business, operating results and financial condition.

Our failure to realize the expected benefits of our recent restructurings, including anticipated cost savings, could result in unfavorable financial results.

Over the last several years we have undertaken several internal restructuring initiatives. For example, during 2000 and 2001, we restructured some of our operations by, among other things, relocating our corporate headquarters and administrative functions to Atlanta, Georgia from San Francisco, California. In March 2002, the Board of Directors approved a formal restructuring plan that, among other things, resulted in a reduction in force and the closing of our Dallas office. During the second half of 2002, due to unfavorable financial performance since the fourth quarter of 2001 and management reviews of worldwide operations, we reconfigured our business model and implemented several reductions in workforce and other cost reductions to restructure and resize the business. These types of internal restructurings have operational risks, including reduced productivity and lack of focus as we terminate some employees and assign new tasks and provide training to other employees. In addition, there can be no assurance that we will achieve the anticipated cost savings from these restructurings and any failure to achieve the anticipated cost savings could cause our financial results to fall short of expectations and adversely affect our financial position.

We have taken charges for restructuring of $2.1 million in 2000, $10.2 million in 2001, and $8.2 million in 2002, and there can be no assurance that additional charges for restructuring expenses will not be taken in future years. Significant future restructuring charges could cause financial results to be unfavorable.

The strain on our management may negatively affect our business and our ability to execute our business strategy.

Changes to our business and customer base have placed a strain on management and operations. Previous expansion had resulted in substantial growth in the number of our employees, the scope of our operating and financial systems and the geographic area of our operations, resulting in increased responsibility for management personnel. Our recent restructuring activities and our acquisition of IUS has recently placed additional demands on management. In connection with our recent restructuring activities and our acquisition of IUS, we will be required to effectively manage our operations, improve our financial and management controls, reporting systems and procedures on a timely basis and to train and manage our employee work force. There can be no assurance that we will be able to effectively manage our operations and failure to do so would have a material adverse effect on our business, operating results and financial condition.

The market for our products is highly competitive, and we may be unable to maintain or increase our market share.

Our success depends, in part, on our ability to develop more advanced products more quickly and less expensively than our existing and potential competitors and to educate potential customers of the benefits of licensing our products. Some of our competitors have substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base than us, which may allow them to introduce products with more features, greater functionality and lower prices than our products. These competitors could also bundle existing or new products with other, more established products in order to effectively compete with us.

Increased competition is likely to result in price reductions, reduced gross margins and loss of sales volume, any of which could materially and adversely affect our business, operating results, and financial condition. Any material reduction in the price of our products would negatively affect our gross revenues and could have a material adverse effect on our business, operating results, and financial condition. There can be no assurance that we will be able to compete successfully against current and future competitors, and if we fail to do so we may be unable to maintain or increase or market share.

If we don't respond to rapid technological change and evolving industry standards, we will be unable to compete effectively.

The industries in which we participate are characterized by rapid technological change, evolving industry standards in computer hardware and software technology, changes in customer requirements and frequent new product introductions and enhancements. The introduction of products embodying new technologies, the emergence of new standards or changes in customer requirements could render our existing products obsolete and unmarketable. As a result, our success will depend in part upon our ability to continue to enhance existing products and expand our products, continue to provide enterprise asset management and customer information system products and develop and introduce new products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve customer acceptance. Customer requirements include, but are not limited to, product operability and support across distributed and changing heterogeneous hardware platforms, operating systems, relational databases and networks. There can be no assurance that any future enhancements to existing products or new products developed by us will achieve customer acceptance or will adequately address the changing needs of the marketplace. There can also be no assurance that we will be successful in developing and marketing enhancements to our existing products or new products incorporating new technology on a timely basis.

Our growth is dependent upon the successful development of our direct and indirect sales channels.

We believe that our future growth also will depend on developing and maintaining successful strategic relationships or partnerships with systems integrators and other technology companies. Our strategy is to continue to increase the proportion of customers served through these indirect channels. We are currently investing, and plan to continue to invest, significant resources to develop these indirect channels. This investment could adversely affect our operating results if these efforts do not generate license and service revenue necessary to offset this investment. Also, our inability to partner with our technology companies and qualified systems integrators could adversely affect our results of operations. Because lower unit prices are typically charged on sales made through indirect channels, increased indirect sales could reduce our average selling prices and result in lower gross margins. In addition, sales of our products through indirect channels will reduce our consulting service revenues, as the third-party systems integrators provide these services. As indirect sales increase, our direct contact with our customer base will decrease, and we may have more difficulty accurately forecasting sales, evaluating customer satisfaction and recognizing emerging customer requirements. Further, in these cases, we depend heavily on these third-party integrators to install our products and to train customers to us our products. Incorrect product installation, failure to properly train the customer, or general failure of an integrator to satisfy the customer could have a negative effect on our relationship with the integrator and the customer. Such problems could damage our reputation and the reputation of our products and services. In addition, we may face additional competition from these systems integrators and third-party software providers who develop, acquire or market products competitive with our products.

Our strategy of marketing our products directly to customers and indirectly through systems integrators and other technology companies may result in distribution channel conflicts. Our direct sales efforts may compete with those of our indirect channels and, to the extent different systems integrators target the same customers, systems integrators may also come into conflict with each other. Any channel conflicts that develop may have a material adverse effect on our relationships with systems integrators or hurt our ability to attract new systems integrators.

If we fail to comply with laws or government regulations, we may be subject to penalties and fines.

We are not directly subject to regulation by any governmental agency, other than regulations applicable to businesses generally, and there are currently few laws or regulations addressing the products and services we provide. We do, however, license our products and provide services, from time to time, to the government, government agencies, government contractors and to other customers that are in industries regulated by the government. As a result, our operations, as they relate to its relationships with governmental entities and customers in regulated industries, are governed by certain laws and regulations. These laws and regulations are subject to change without notice to us. In some instances, compliance with these laws and regulations may be difficult or costly, which may negatively affect our business and results of operation. In addition, if we fail to comply with these laws and regulations, we may be subject to significant penalties and fines that could materially negatively affect our business, results of operations and financial position.

If we are unable to expand our international operations, our operating results and financial condition could be materially and adversely affected.

International revenues (from sales outside the United States) accounted for approximately 31%, 41% and 34% of total revenues in 2000, 2001 and 2002. We maintain an operational presence and have established support offices in the United Kingdom, Canada, Australia, France and Japan. We expect international sales to continue to become a more significant component of our business. However, there can be no assurance that we will be able to maintain or increase international market demand for our products. In addition, international expansion may require us to establish additional foreign operations and hire additional personnel. This may require significant management attention and financial resources and could adversely affect our operating margin. To the extent we are unable to expand foreign operations in a timely manner, our growth, if any, in international sales will be limited, and our business, operating results and financial condition could be materially and adversely affected.

Exchange rate fluctuations between the U.S. Dollar and other currencies in which we do business may result in currency translation losses.

At December 31, 2002, a significant portion of our cash was held in Pound Sterling or other foreign currencies (Australian Dollars, Canadian Dollars, Euros, Japanese Yen, and French Francs). In the future, we may need to exchange some of the cash held in Pound Sterling, or other foreign currencies, to U.S. Dollars. We do not engage in hedging transactions, and an unfavorable foreign exchange rate at the time of conversion to U.S. Dollars would adversely affect the net fair value of the foreign denominated cash upon conversion.

The success of our international operations is subject to many uncertainties.

Our international business also involves a number of additional risks, including:

- lack of acceptance of localized products;
- cultural differences in the conduct of business;
- longer accounts receivable payment cycles;
- greater difficulty in accounts receivable collection;
- seasonality due to the annual slow-down in European business activity during our third calendar quarter;
- unexpected changes in regulatory requirements and royalty and withholding taxes that restrict the repatriation of earnings;
- tariffs and other trade barriers;
- the burden of complying with a wide variety of foreign laws; and
- negative effects relating to hostilities, war or terrorist acts.

To the extent profit is generated or losses are incurred in foreign countries, our effective income tax rate may be materially and adversely affected. In some markets, localization of our products will be essential to achieve market penetration. We may incur substantial costs and experience delays in localizing our products, and there can be no assurance that any localized product will ever generate significant revenues. There can be no assurance that any of the factors described herein will not have a material adverse effect on our future international sales and operations and, consequently, our business, operating results and financial condition.

We have only limited protection of our proprietary rights and technology.

Our success is heavily dependent upon our proprietary technology. We rely on a combination of the protections provided under applicable copyright, trademark and trade secret laws, confidentiality procedures and licensing arrangements, to establish and protect our proprietary rights. As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, distributors and corporate partners, and license agreements with respect to our software, documentation and other proprietary information. Despite these precautions, it may be possible for unauthorized third parties to copy certain portions of our products or to reverse engineer or obtain and use information that we regard as proprietary, to use our products or technology without authorization, or to develop similar technology independently. Moreover, the laws of some other countries do not protect our proprietary rights to the same extent as do the laws of the United

States. Furthermore, we have no patents and existing copyright laws afford only limited protection. We have made source code available from time-to time for certain of our products and providing such source code may increase the likelihood of misappropriation or other misuses of our intellectual property. Accordingly, there can be no assurance that we will be able to protect our proprietary software against unauthorized third-party copying or use, which could adversely affect our competitive position.

We may not be successful in avoiding claims that we infringe other's proprietary rights.

We are not aware that any of our products infringe the proprietary rights of third parties. There can be no assurance, however, that a third-party will not assert that our technology violates its patents or other proprietary rights in the future. As the number of software products in the industry increases and the functionality of these products further overlap, we believe that software developers may become increasingly subject to infringement claims. Any such claims, with or without merit, can be time consuming and expensive to defend or could require us to enter into royalty and licensing agreements. Such royalty or license agreements, if required, may not be available on terms acceptable to us or at all, which could have a material adverse effect upon our business, operating results and financial condition.

As a result of lengthy sales and implementation cycle and the large size of our typical orders, any delays we experience will affect our operating results.

The purchase and implementation of our software products by a customer generally involves a significant commitment of capital over a long period of time, with the risk of delays frequently associated with large capital expenditures and implementation procedures within an organization, such as budgetary constraints and internal approval review. During the sales process, we may devote significant time and resources to a prospective customer, including costs associated with multiple site visits, product demonstrations and feasibility studies, and experience significant delays over which we will have no control. Any such delays in the execution of orders have caused, and may in the future cause, material fluctuations in our operating results.

Customer claims, whether successful or not, could be expensive and could harm our business.

The sale and support of our products may entail the risk of product liability claims. Our license agreements typically contain provisions designed to limit exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in such license agreements may not be effective as a result of federal, state or local laws or ordinances or unfavorable judicial decisions. A successful product liability claim brought against us relating to our product or third-party software embedded in our products could have a material adverse effect upon our business, operating results and financial condition.

Additional shares will become eligible for sale in the future, which could result in a decrease in the price of our common stock.

The market price of our common stock could drop as a result of sales of large numbers of shares in the market, or the perception that such sales could occur. We financed a portion of the purchase price of the acquisition of IUS through the sale of approximately 6.8 million shares, or approximately 19.5%, of our common stock and $14.5 million aggregate principal amount of convertible notes that will automatically convert into shares of common stock at $1.50 a share (approximately 9.8 million shares) upon approval of the conversion by our stockholders. We intend to hold a stockholders' meeting for the purpose of allowing our stockholders to vote on the conversion of the convertible notes as soon as is reasonably practicable.

We have filed a registration statement to register approximately 6.8 million shares for resale. Once such registration statement is declared effective by the Commission, these shares will be freely transferable without restriction or further registration under the Securities Act of 1933. We are required to file another registration statement within 30 days of the conversion of the convertible notes to register for resale the shares of our common stock that will be issued upon the conversion. Once that registration statement is declared effective by the Commission, those shares will also be freely transferable.

Since there is minimal trading volume in our common stock, stockholders wishing to sell even small numbers of shares could have a negative impact on the price of our common stock. If the holders of significant amounts of our common stock, including those stockholders who acquired shares of our common stock in connection with the financing of the IUS acquisition, desire to sell their shares, our stock price would be materially, negatively affected.

Item 2. *Properties*

Certain information concerning the Company's office space at December 31, 2002 is set forth below:

Location	Principal Use	Square Footage	Ownership Interest
Domestic Offices:			
Atlanta, GA	Corporate Headquarters, Research and Development, Sales and Marketing, Operations	107,200	Lease
San Francisco, CA	Regional Operations, Research and Development, Sales and Marketing, Operations	51,340	Lease
Lake Oswego, OR	Regional Operations	5,057	Lease
Pittsburgh, PA	Regional Operations	10,131	Lease
International Offices:			
Woking, Surrey, United Kingdom	Regional Operations	9,087	Lease
Brisbane, Australia	Regional Operations	8,755	Lease
Paris, France	Regional Operations	6,660	Lease

The office space listed above comprises space in active use. Space leased to third parties under sub-lease arrangements and excess space offered for sublease has been excluded. See Note 6 to the Consolidated Financial Statements for further discussion.

As part of the previously discussed acquisition of Indus Utility Systems in March 2003, the Company now owns two office buildings in Columbia, SC, with a combined office space of 140,000 sq. ft.

Management continually evaluates operational requirements and adjusts facilities capacity where necessary.

Item 3. *Legal Proceedings*

In June 2000, the Company was served with a demand for arbitration by William Grabske, the Company's former Chief Executive Officer. Mr. Grabske was seeking enforcement of a purported Settlement Agreement and Mutual Release. Mr. Grabske sought severance pay and reimbursement of expenses of approximately $1.0 million plus interest, options for approximately 200,000 shares of stock in the Company, and fees and costs. The Company asserted various counterclaims. In December 2002, the Company and Mr. Grabske entered into a Separation Agreement and Mutual Release pursuant to which the Company and Mr. Grabske agreed, among other things, to dismiss with prejudice their respective claims in the arbitration. The Separation Agreement and Mutual Release did not require any payments to Mr. Grabske by the Company.

On March 5, 2003, the Company acquired IUS from Systems and Computer Technology Corporation ("SCT"). IUS (formerly known as SCT Utility Systems, Inc.) is a defendant in a claim brought by KPMG Consulting, Inc. on June 2, 2002 in the Circuit Court of the 11th Judicial Circuit. The claim alleges damages of approximately $15.8 million based on allegations of breach of contract and detrimental reliance on alleged promises that were not fulfilled. IUS has asserted multiple defenses and counterclaims. Pursuant to the terms of the Purchase Agreement among the Company and SCT and its affiliates, SCT and those affiliates of SCT that were a party to the Purchase Agreement agreed to defend IUS against the claims in this suit and to indemnify the Company and IUS from all losses relating thereto.

The Company has received an inquiry from the federal government requesting documents and employee interviews related to certain Department of Energy facilities with which the Company does business. The Company is cooperating fully with this inquiry. The Company has recently been made aware that this inquiry is the result of a *qui tam* complaint, which is currently under seal, against the Company relating to its billing practices at these facilities. The Company believes that it has meritorious defenses to the claims contained in this action and intends to defend them vigorously. Based upon information currently available to the Company and due to the inherent uncertainties of the litigation process, the Company is unable to predict the outcome of such claims or to determine whether an adverse outcome would have a material adverse effect on the Company's financial condition or results of operations. However, the Company estimates that the facilities in question generated less than 5% of the Company's revenues during 2000, 2001 and 2002.

From time to time, the Company is involved in other legal proceedings incidental to the conduct of its business. The outcome of these claims cannot be predicted with certainty. The Company intends to defend itself vigorously in these actions. However, any settlement or judgment may have a material adverse effect on the Company's results of operations in the period in which such settlement or judgment is paid or payment becomes probable.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of security holders of the Company during the fourth quarter of the fiscal year ended December 31, 2002.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

The Company's common stock, $.001 par value, is traded on the Nasdaq National Market under the symbol "IINT". The following table sets forth the high and low sales prices of the Company's common stock for the periods indicated.

	High	Low
Year ended December 31, 2001		
First Quarter	$5.25	$1.63
Second Quarter	9.09	3.94
Third Quarter	8.60	4.90
Fourth Quarter	7.90	5.24
Year ended December 31, 2002		
First Quarter	$7.85	$4.76
Second Quarter	5.05	2.02
Third Quarter	2.58	1.00
Fourth Quarter	1.93	1.24

On March 27, 2003, there were 256 holders of record of our common stock. Because many of the Company's shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

The Company has not declared or paid any cash dividends on its common stock and does not anticipate paying cash dividends in the foreseeable future. The Company anticipates that any future earnings will be retained to finance the continuing development of its business.

On July 15, 1999, the Company's Board of Directors approved a stock repurchase program for up to 2,000,000 shares of the Company's outstanding common stock. The Company is authorized to use available cash to buy back its shares in open market transactions from time to time, subject to price and market conditions. No purchases were made in 2001 and 2002. As of December 31, 2002, the Company held, as treasury stock, 435,500 shares that had been repurchased at a cost of $2.2 million under the program.

In April 2002, the Company entered into an agreement with Robert Felton, a founder of the Company and former Chief Executive Officer and Chairman of the Board of Directors. Under this agreement, the Company repurchased 500,000 shares of the Company's common stock from Mr. Felton at a price of $5.00 per share, which approximated market value at the time of the agreement, for an aggregate purchase price of $2.5 million. As part of this agreement, Mr. Felton agreed not to transfer or enter into any agreement to transfer the remainder of his shares of the Company's stock for a period of one year. These repurchased shares are also held as treasury stock.

Equity Compensation Plan Information

The following table gives information about the common stock that may be issued under all of the Company's existing equity compensation plans as of December 31, 2002.

Plan Category*	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))
Equity Compensation Plans Approved by Stockholders	9,580,998	$4.47	2,667,335

* All of the Company's Equity Compensation Plans have been approved by its Stockholders

Recent Sales of Unregistered Securities

On March 5, 2003, the Company completed a private placement to accredited investors under Section 506 of Regulation D, selling 6,826,664 shares of its common stock at an aggregate purchase price of approximately $10.3 million and issuing its 8% Convertible Notes in an aggregate principal amount of approximately $14.5 million. The 8% Convertible Notes are due December 5, 2003 and are convertible into shares of common stock only upon receipt of the requisite approval of the Company's stockholders and, once approved, and assuming an Annual Meeting date of July 29, 2003, will automatically be converted at the rate of $1.50 per share for up to 9,791,871 shares of common stock. The terms of conversion of the notes will only be adjusted to give effect to stock dividends or stock splits or the reclassification, exchange or substitution of the Company's common stock issuable upon conversion by the Company. The proceeds of this private placement were used to finance a portion of the purchase price for the Company's acquisition of IUS. We paid approximately $1.2 million in fees to a placement agent in connection with this private placement.

On May 2, 2002, the Company sold 68,369 shares of its common stock to an accredited investor under Section 506 of Regulation D at a purchase price of $2.90 per share, for an aggregate purchase price of $198,000. This sale was made pursuant to the exercise of a warrant held by the accredited investor. The proceeds of the sale were used for working capital purposes.

Item 6. *Selected Financial Data*

The following selected consolidated financial data of the Company is qualified by reference to and should be read in conjunction with the consolidated financial statements and notes thereto and other financial information included elsewhere herein. The summary consolidated balance sheet data as of December 31, 2001 and 2002 and summary consolidated statements of operations data for the years ended December 31, 2000, 2001, and 2002 are derived from and qualified by reference to the audited consolidated financial statements of the Company, which are included elsewhere herein. The summary consolidated balance sheet data as of December 31, 1998, 1999 and 2000 and the summary consolidated statement of operations for the years ended December 31, 1998 and 1999 are derived from the audited consolidated financial statements of the Company which are not included herein, but have been previously filed with the SEC.

	Years Ended December 31,				
	1998	1999	2000	2001	2002
	(In thousands, except per share data)				
Statement of operations data:					
Revenues:					
Software licensing fees	$ 55,546	$ 19,071	$ 12,622	$ 21,005	$ 15,527
Services, maintenance and other	139,931	159,434	133,067	155,009	101,638
Total revenues	195,477	178,505	145,689	176,014	117,165
Cost of revenues(1)	103,517	98,050	90,880	81,116	58,984
Gross margin	91,960	80,455	54,809	94,898	58,181
Operating expenses:					
Research and development	30,372	33,801	51,607	49,522	45,745
Sales and marketing	31,517	31,667	49,348	30,242	29,942
General and administrative	15,270	18,145	20,944	17,398	13,305
Restructuring expenses	—	—	2,063	10,188	8,199
Total operating expenses	77,159	83,613	123,962	107,350	97,191
Income (loss) from operations	14,801	(3,158)	(69,153)	(12,452)	(39,010)
Gain on sale of investment in TenFold Corporation	—	38,170	—	—	—
Other income (expense) net	(936)	3,120	3,712	2,412	1,303
Income (loss) before taxes	13,865	38,132	(65,441)	(10,040)	(37,707)
Provision (benefit) for income taxes	450	14,295	(6,666)	36	(3,944)
Net income (loss)	$ 13,415	$ 23,837	$(58,775)	$(10,076)	$(33,763)
Income (loss) per share:					
Basic	$ 0.44	$ 0.74	$ (1.72)	$ (0.29)	$ (0.96)
Diluted	$ 0.38	$ 0.68	$ (1.72)	$ (0.29)	$ (0.96)
Shares used in computing per share data					
Basic	30,717	32,109	34,248	34,857	35,237
Diluted	35,263	35,274	34,248	34,857	35,237

	December 31,				
	1998	1999	2000	2001	2002
	(in thousands)				
Balance sheet data:					
Working capital	$ 58,609	$ 95,872	$ 43,466	$ 43,393	$ 14,393
Total assets	150,785	168,901	140,732	139,167	100,390
Short-term debt	21,005	301	71	4	266
Long-term debt	257	163	71	—	124
Total stockholders' equity	86,075	118,352	68,957	60,946	28,276

(1) Includes a $6.8 million write down of third-party software available for sale in 2000.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

In addition to historical information, this "Management's Discussion and Analysis of Financial Condition and Results of Operations" (MD&A) may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect management's current expectations concerning future results and events. These forward-looking statements generally can be identified by the use of phrases and expressions such as "believe," "expect," "anticipate," "intend," "plan," "foresee," "likely," "will" or other similar words or phrases. These statements, which speak only as of the date given, are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our expectations or projections. These risks include, but are not limited to, the successful integration of the acquisition of IUS, including the challenges inherent in diverting our management's attention and resources from other strategic matters and from operational matters, the successful rationalization of the IUS business and products, ability to realize anticipated or any synergies or cost-savings from the acquisition, current market conditions for Indus' and IUS products and services, our ability to achieve growth in our core product offerings and the combined Indus/IUS offerings, market acceptance and the success of Indus' and IUS products, the success of our product development strategy, our competitive position, the ability to enter into new partnership arrangements and to retain existing partnership arrangements, uncertainty relating to and the management of personnel changes, timely development and introduction of new products, releases and product enhancements, current economic conditions and the timing and extent of a recovery, heightened security and war or terrorist acts in countries of the world that affect our business, and other risks identified in the section of this Report entitled "Description of Business — Factors Affecting Future Performance," beginning on page 14. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's opinions only as of the date hereof. The Company undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements.

In the MD&A and other sections that follow there will be references to the "MoD contract". In the fourth quarter of 2000, the Company entered into a major contract to provide the United Kingdom Ministry of Defense ("MoD") with software, support and services. This contract generated 23.3% of revenue in 2001. In January 2002, the MoD announced it was suspending all work on the contract due to budgetary constraints. As a result of this suspension, the Company engaged in a significant restructuring effort in an attempt to right-size its work force and facilities.

Critical Accounting Policies

Management's discussion and analysis of the Company's financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to revenue recognition, accounts receivable and allowance for doubtful accounts, deferred tax assets, property and equipment, investments, accrued expenses, restructuring, debt covenants, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company has identified the policies below as critical to the Company's business operations and the understanding of the Company's results of operations. Senior management has discussed the development and selection of these policies and the disclosures below with the Audit Committee of the Board of Directors. For a detailed discussion of the application of these and other accounting policies, see Note 1 in the Notes to Consolidated Financial Statements.

Revenue Recognition

Revenue recognition rules for software companies are very complex and often subject to interpretation. Very specific and detailed guidelines in measuring revenue are followed; however, certain judgments affect the application of the Company's revenue policy. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause operating results to vary significantly from quarter to quarter and could result in future operating losses.

Revenue is generated through two sources: (a) software license revenue and (b) support and service revenue. Software license revenue is generated from licensing the rights to use our products directly to end-users and indirectly, to a lesser extent, through third-party resellers. Support and service revenue is generated from sales of customer support services (maintenance contracts), consulting services and training services performed for customers that license the Company's products.

For license arrangements that do not require modification of the software, revenue is recognized in accordance with accounting standards for software companies, including Statement of Position, or SOP, 97-2, "Software Revenue Recognition," as amended by SOP 98-4 and SOP 98-9, related interpretations, including Technical Practice Aids, and SEC Staff Accounting Bulletin No. 101.

License revenue is recognized when a non-cancelable license agreement becomes effective as evidenced by a signed contract, product shipment, a fixed or determinable license fee, and assurance of collection. If the license fee is not fixed or determinable, revenue is recognized as payments become due from the customer. If a nonstandard acceptance period is provided, revenue is recognized upon the earlier of customer acceptance and the expiration of the acceptance period.

In software arrangements that include rights to multiple software products and/or services, the total arrangement fee is allocated among each of the deliverables using the residual method, under which revenue is allocated to undelivered elements based on vendor-specific objective evidence of fair value of such undelivered elements and the residual amounts of revenue are allocated to delivered elements. Elements included in multiple element arrangements could consist of software products, maintenance (which includes customer support services and unspecified upgrades), and consulting services. Vendor-specific objective evidence is based on the price charged when an element is sold separately or, in the case of an element not yet sold separately, the price established by authorized management, if it is probable that the price, once established, will not change once the element is sold separately.

Revenue from the Company's professional consulting and implementation services is generally time and material based and is recognized as the work is performed. Delays in project implementation will result in delays in revenue recognition. Some professional consulting services involve fixed-price and/or fixed-time arrangements and are recognized using contract accounting, which requires the accurate estimation of the cost, scope and duration of each engagement. Revenue and the related costs for these projects are recognized on the percentage-of-completion method, with progress-to-completion measured by using labor cost inputs and with revisions to estimates reflected in the period in which changes become known. Project losses are provided for in their entirety in the period they become known, without regard to the percentage-of-completion. If the Company does not accurately estimate the resources required or the scope of work to be performed, or does not manage its projects properly within the planned periods of time or satisfy its obligations under the contracts, then future consulting margins on these projects may be negatively affected or losses on existing contracts may need to be recognized.

Revenue from maintenance and support services is recognized ratably over the term of the support contract, typically one year.

Revenue from web hosting (also referred to as "ASP" or application service provider) services is recognized based upon contractually agreed upon rates per user or service, over a contractually defined time period.

Accounts Receivable and Allowance for Doubtful Accounts

Billed and unbilled accounts receivable comprise trade receivables that are credit based and do not require collateral. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company records a provision for uncollectible accounts on sales in the same period as the related revenues are recorded. These estimates are based upon historical collection patterns. If the historical data the Company uses to calculate these estimates does not properly reflect future collections, revenue could be overstated. On an ongoing basis, the Company also evaluates the collectibility of accounts receivable based upon historical collections and an assessment of the collectibility of specific accounts. The Company evaluates the collectibility of specific accounts using a combination of factors, including the age of the outstanding balance(s), evaluation of the account's financial condition and credit scores, recent payment history, and discussions with the Company's account executive for the specific customer and with the customer directly. Based upon this evaluation of the collectibility of accounts receivable, any increase or decrease required in the allowance for doubtful accounts is reflected in the period in which the evaluation indicates that a change is necessary. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The allowance amounted to $5.7 million and $3.4 million as of December 31, 2001 and 2002, respectively, which includes $1.3 million at December 31, 2002 relating to a specific customer dispute.

The Company generates a significant portion of revenues and corresponding accounts receivable from sales to the utility industry. As of December 31, 2002, approximately $16.0 million of our accounts receivable were attributable to software license fees and support and services sales to utility customers. In determining the Company's allowance for doubtful accounts, we have considered the utility industry's financial condition, as well as the financial condition of individual utility customers. Recently there have been well-publicized issues with certain utility companies as a result of activities in the unregulated wholesale sectors. While our utility industry customers are generally in the regulated or retail sector, their unregulated affiliated activities might affect our ability to collect amounts due. We monitor the credit status of our customers and, where deemed necessary, provide for potential uncollectibility.

The Company generated 12.6% ($14.7 million) of its 2002 revenues from a single customer, Magnox Electric plc, located in the United Kingdom. As of December 31, 2002, approximately $2.3 million of the Company's accounts receivable were attributable to this customer. The Company does not anticipate accounts receivable collectibility issues related to this customer's account. In 2001 the MoD contract provided 23.3% of revenues, with approximately $7.9 million in accounts receivable at December 31, 2001. This amount was fully collected.

The Company generates a significant portion of its revenues and corresponding accounts receivable through sales denominated in currencies other than the U.S. Dollar. As of December 31, 2002, approximately $5.0 million of the Company's gross billed accounts receivable were denominated in foreign currencies, of which approximately $4.0 million were denominated in British Pounds. Historically, the foreign currency gains and losses on these receivables have not been significant, and the Company has determined that foreign currency derivative products are not required to hedge the Company's exposure. If there were a significant decline in the British Pound exchange rate, the U.S. Dollar equivalents received from our customers could be significantly less than the reported amount. A decline in the exchange rate of the British Pound to the U.S. Dollar of 10% from the rate as of December 31, 2002 would result in the Company receiving $400,000 less if the Pounds were converted to U.S. Dollars at that rate.

Restructuring

The Company has accrued the cost of redundant leased office space in San Francisco, CA, Dallas, TX and Pittsburgh, PA through restructuring charges in the years 2000 through 2002. The accrual is included in the consolidated financial statements in Other Accrued Liabilities for amounts due within one year and Obligations under Capital Leases and Other Liabilities for amounts due after one year. The redundant office space was a result of the Company's relocation of its headquarters and certain administrative functions from

San Francisco to Atlanta, GA in 2000 and 2001, and the suspension of the MoD contract in 2002. Additions to the accrual were made in 2002 due to the deterioration of the rental markets in all three locations; this deterioration has resulted in the Company receiving less than anticipated amounts in sublease arrangements due to lower lease rates and longer times taken to sublease the office space. The Company reviews this accrual and evaluates its adequacy on an ongoing basis. Should rental conditions deteriorate to the point where the redundant office space is not ever leased, the Company will incur additional charges totaling approximately $1.2 million over the period from 2003 through 2008. Should rental conditions improve, it is possible that higher than anticipated sublease income will be generated. Any required increase or decrease in this accrual will be reflected in the period in which the evaluation indicates that a change is necessary.

Results of Operations

Operating Results

The following table sets forth for the periods indicated the percentage of total revenues represented by certain line items in the Company's statements of operations:

	Percentage of Total Revenues Years Ended December 31,		
	2000	2001	2002
Statement of Operations Data:			
Revenues:			
Software licensing fees	8.7%	11.9%	13.3%
Services, and maintenance and other	91.3%	88.1%	86.7%
Total revenues	100.0%	100.0%	100.0%
Cost of revenues (including $6,838 writedown of third party software in 2000)	62.4%	46.1%	50.3%
Gross margin	37.6%	53.9%	49.7%
Operating expenses:			
Research and development	35.4%	28.1%	39.0%
Sales and marketing	33.9%	17.2%	25.6%
General and administrative	14.4%	9.9%	11.4%
Restructuring expenses	1.4%	5.8%	7.0%
Total operating expenses	85.1%	61.0%	83.0%
Income (loss) from operations	(47.5)%	(7.1)%	(33.3)%
Other income (expense) net	2.5%	1.4%	1.1%
Income (loss) before income taxes	(45.0)%	(5.7)%	(32.2)%
Provision (benefit) for income taxes	(4.6)%	—	(3.4)%
Net income (loss)	(40.4)%	(5.7)%	(28.8)%

Revenues. The Company's revenues are derived from software licensing fees and from services, which include implementation and training services, customer funded development, and support fees. Total revenue increased 20.8% from $145.7 million in 2000 to $176.0 million in 2001, before decreasing 33.4% to $117.2 million in 2002. The increase in total revenue from 2000 to 2001 was due to an increase in software license fees of $8.4 million and services of $21.9 million. Services growth was primarily attributable to the MoD project in the amount of $35.3 million, offset by a $6.6 million decline in revenue from the multi-year implementation contract with British Energy. The $58.8 million decrease in total revenue from 2001 to 2002 was primarily attributable to the suspension of the MoD project in the amount of $37.4 million, and the continuing wind down of the British Energy project of $4.7 million, along with a slow-down in the demand for services and lower software licensing fee revenue of $5.5 million due to weak capital spending in the markets that the Company serves.

Revenues from software licensing fees were 8.7%, 11.9% and 13.3% of total revenues for 2000, 2001 and 2002, respectively. Revenues from software license fees increased 66.4% from $12.6 million in 2000 to $21.0 million in 2001. This increase in 2001 was primarily attributable to $9.1 million of new license revenue in the utility vertical market. Revenues from software license fees decreased 26.1% from $21.0 million in 2001 to $15.5 million in 2002. This decrease in 2002 is a result of a lower level of new license revenue bookings during 2002. During 2000, 2001 and 2002, the Company signed new licensing contracts valued at $28.0 million, $27.0 million and $7.2 million, respectively.

Revenues from services were 91.3%, 88.1% and 86.7% of total revenues for 2000, 2001 and 2002, respectively. Revenues from services increased 16.5% from $133.1 million in 2000 to $155.0 million in 2001, or an increase of $21.9 million. Services provided under the United Kingdom's MoD project increased approximately $35.3 million, offset by a decline of $6.6 million in revenue recognized under a multi-year implementation contract with British Energy. Revenues from professional services decreased 34.4% from $155.0 million in 2001 to $101.6 million in 2002. Of that decrease, $37.4 million resulted from the suspension of the MoD contract and $4.7 million from the British Energy contract as it winded down toward completion in 2003. The remaining decrease resulted from a lower level of consulting services, which we believe was due in part to the Company's lower level of new license bookings during 2002.

From a geographic perspective, revenue from international customers (from sales outside the United States) accounted for 31%, 41% and 34% of revenues for 2000, 2001 and 2002, respectively. Revenue growth from international customers in 2001 as compared to 2000 was attributable to the MoD project. In the aggregate, the regions identified as EMEA (Europe, Middle East and Africa), Canada, and APAC (Australia, Asia and the Pacific Rim) represented the following percentages of total revenues:

	2000	2001	2002
EMEA (Europe, Middle East & Africa)	23%	35%	26%
Canada	4%	3%	5%
APAC (Australia, Asia & Pacific Rim)	4%	3%	3%
Total International (sales outside US)	31%	41%	34%

Most of the Company's existing contracts are denominated in U.S. Dollars, thus foreign currency fluctuations have not significantly impacted the results of operations. Historically, foreign currency gains and losses have not been significant, and the Company has determined that foreign currency derivative products are not required to hedge the Company's exposure.

The Magnox project represented 12.6% of the Company's total revenues for 2002. The MoD project represented 23.3% of total revenues for 2001.

Cost of Revenues. Cost of revenues consists of: (i) personnel and related costs for implementation and consulting services, (ii) training and customer support services, and (iii) license fees to third parties upon the sale of the Company's products containing third-party software. Gross profits on license fees are substantially higher than gross profits on services revenues, reflecting the low packaging and production costs of software products compared with the relatively high personnel costs associated with providing implementation, maintenance, consulting and training services.

Cost of revenues decreased 10.7% from $90.9 million in 2000 to $81.1 million in 2001 and decreased 27.3% to $59.0 million in 2002. As a percentage of total revenue, cost of revenues was 62.4%, 46.1% and 50.3% for 2000, 2001 and 2002, respectively. The 2001 cost of revenue decrease in absolute dollars was due to a $6.8 million third-party software write down in 2000. The write down was made to properly reflect the future estimated economic value of the third-party software. The decrease in cost of revenues in 2001, as a percentage of revenues, was due to the aforementioned $6.8 million write down in 2000 and a higher proportion of license fees (which have lower costs than services revenues) in 2001 versus 2000 for both license fees and services. The 2002 decrease in absolute dollars in cost of revenues was due to a reduced level of new license revenue in 2002 and staffing reductions throughout 2002. The 4.2% increase in cost of revenues in 2002, as a percentage of total revenues, was due to higher costs related to license revenues due to higher component levels of third-party software costs, and third-party software write downs of $318,000 to adjust the balances of the third-party software licenses to reflect anticipated use over the remaining lives of the licenses.

The cost of software licensing fees was $9.6 million, $1.4 million and $3.0 million for 2000, 2001 and 2002, respectively. As a percentage of total revenue, cost of software licensing fees was 6.6%, 0.8% and 2.5% for 2000, 2001 and 2002, respectively. The cost of software license fees in 2000 was impacted by the previously noted $6.8 million third-party software write down. Excluding this write down, the 2000 cost would have approximated 1.9%. The lower cost for 2001 over 2000 is the result of product mix, where license fees recognized in 2001 were less dependent on third-party products than in 2000. The 2002 increase in cost of revenues was due to a write down of third-party product of $318,000 as well as a product mix in which license fees recognized in 2002 were more dependent on third-party products than in 2001.

The cost of services revenue was $81.3 million, $79.7 million and $56.0 million for 2000, 2001 and 2002, respectively. As a percentage of total revenue, cost of services revenues were 55.8%, 45.3% and 47.8% for 2000, 2001 and 2002, respectively. The decrease in cost percentage in 2001 was a result of improved utilization rates for services personnel and higher realized billable rates per hour. The increase in cost percentage in 2002 was a result of lower professional services utilization because of the suspension of the MoD project and a lower level of new software licenses, which generally result in additional services revenue.

Research and Development (R&D). Research and development expenses consist of personnel and related costs, computer processing costs and third-party consultant fees attributable to the development of new software application products and enhancements to existing products.

Research and development expenses decreased 4.0% from $51.6 million in 2000 to $49.5 million in 2001, and decreased 7.6% to $45.7 million in 2002, and represented 35.4%, 28.1% and 39.0%, respectively, of total revenues in those years. The Company's higher research and development expense levels in 2000 and 2001 reflect the Company's investment in the Indus InSite Internet-based product for the mid-tier, collaborative asset management market. InSite development continued in 2002, but at a lower level, resulting in lower costs for the year.

To date, the Company has expensed all software development costs as incurred since the time between development of a working model and release to the market has been insignificant.

Sales and Marketing. Sales and marketing expenses include personnel costs, sales commissions, and the costs of advertising, public relations and participation in industry conferences and trade shows.

Sales and marketing expenses decreased 38.7% from $49.3 million in 2000 to $30.2 million in 2001, and remained relatively constant at $29.9 million in 2002. As a percentage of total revenues, sales and marketing expenses were 33.9%, 17.2% and 25.6% for 2000, 2001 and 2002, respectively.

The decrease in sales and marketing expenses from 2000 to 2001 related to a continuing review and rationalization of ongoing sales and marketing investments in the Company's vertical and geographic markets. This resulted in lower salaries and benefit costs from reductions in headcount and a more focused advertising and promotion program, which taken together resulted in lower expenses.

General and Administrative. General and administrative expenses include the costs of finance, human resources and administrative operations. General and administrative expenses decreased 16.9% from $20.9 million in 2000 to $17.4 million in 2001, and decreased 23.5% to $13.3 million in 2002. These expenses represented 14.4%, 9.9% and 11.4% of total revenues in those years, respectively.

The decreases in general and administrative expenses in 2001 and 2002 resulted from a general reduction in expenses as the Company completed its relocation of its headquarters to Atlanta in 2001.

Restructuring Expenses. The Company recorded $2.1 million, $10.2 million and $8.2 million in restructuring charges in 2000, 2001 and 2002, respectively.

Restructuring charges in 2000 and 2001 resulted from the relocation of the Company's headquarters and certain administrative functions from San Francisco to Atlanta. This relocation was approved by the Board of Directors in July 2000 and includes costs of approximately $2.8 million for severance payments related to the elimination of 56 global positions, and approximately $9.5 million for lease termination costs associated with reducing leased office space in the Company's San Francisco office. The San Francisco office lease expires May 31, 2008.

The Company recorded restructuring costs of approximately $3.4 million in the first quarter of 2002, related to the suspension of the MoD project and subsequent demobilization and reduction in workforce. A formal restructuring plan was approved by the Board of Directors in March 2002 and included approximately $947,000 for computer lease termination costs, approximately $728,000 of severance payments related to the elimination of 81 global positions, and approximately $1.7 million in lease termination costs associated with the closing of the Company's Dallas office and reducing leased space in the Company's Pittsburgh office.

In the second and fourth quarters of 2002, the Company recorded restructuring expenses of $4.0 million and $0.8 million, respectively. These expenses related to a change in the Company's estimates of excess lease costs associated with subleasing redundant office space in San Francisco, Dallas and Pittsburgh. Due to the surplus office space in these markets, lease rates have significantly declined.

Through December 31, 2002, approximately $9.2 million of these costs have paid. Of the balance remaining to be paid, $2.9 million was included in other current liabilities and $7.8 in other non-current liabilities, all of which relates to anticipated costs associated with redundant office space in San Francisco, CA, Dallas, TX, and Pittsburgh, PA.

Interest and Other Income and Interest Expense. Interest income is generated from the Company's investments in marketable securities and interest-bearing cash and cash equivalents. Interest and other income decreased 35% from $3.7 million in 2000 to $2.4 million in 2001, and decreased 46% to $1.3 million in 2002. The year-over-year decrease in interest income in 2001 and 2002 is a result of a lower interest rate environments in 2001 and 2002 and a decrease in the average cash balances available for investment for those years.

Provision for Income Taxes. The income tax benefit of $6.7 million in 2000 relates to refundable federal income taxes previously paid as a result of net operating loss carrybacks. In 2002, U.S. federal income tax law changed to allow the carryback of losses for five years rather than two years under the prior law. As a result of this change, the Company has recorded a 2002 income tax benefit of $4.7 million. The provision for income taxes of $36,000 in 2001 includes federal, state and foreign income taxes. As of December 31, 2002, the Company has net operating loss carryforwards, for tax purposes, of approximately $47.1 million, which, subject to certain limitations, may be used to offset future income through 2022. As of December 31, 2002, the Company had a net operating loss carryforward of approximately $5.8 million related to stock option deductions. The tax benefit for this carryforward will be directly allocated to stockholders' equity as realized.

Financial Accounting Standards Board Statement No. 109 provides for the recognition of deferred tax assets if realization of the assets is more likely than not. Based upon the weight of available evidence, which includes historical supporting performance and the reported cumulative net losses for the most recent three years, the Company has provided a full valuation allowance against its net deferred tax asset at December 31, 2002.

Net Income (Loss). The Company reported net losses of $58.8 million in 2000, $10.1 million in 2001, and $33.8 million in 2002. The $48.7 million reduction in net loss from 2000 to 2001 is attributable to a $40.1 million increase in gross margin in 2001, due to a $30.3 million increase in revenues and to an increase in gross profit margin percentage of total revenues from 37.6% in 2000 to 53.9% in 2001. In addition, operating expenses (including restructuring expenses) were reduced 13.4%, or $16.6 million, from 2000 to 2001, partially offset by $1.3 million of lower interest income in 2001 and the aforementioned $6.7 million income tax credit in 2000. The $23.7 million increase in net loss from 2001 to 2002 is primarily attributable to a $36.7 million decrease in gross margin in 2002, due to a $58.8 million decrease in revenues and to a decrease in gross profit margin percentage of total revenues from 53.9% in 2001 to 49.7% in 2002, due to the suspension of the

MoD project as well as a weakness in capital spending in the primary markets served by the Company. This decrease is partially offset by a reduction in operating expenses in 2002 of $10.2 million and a $3.9 million net income tax benefit in 2002.

Liquidity and Capital Resources

As of December 31, 2002, the Company's principal sources of liquidity consisted of approximately $37.5 million in cash and cash equivalents, $4.2 million in short and long-term marketable securities and $5.5 million in short and long-term restricted cash. The Company currently intends to enter into a new revolving credit facility to provide it with up to $30 million in available borrowings.

The Company maintains standby letters of credit in the aggregate amount of approximately $3.1 million with SouthTrust Bank. In connection with these letters of credit, the Company is required to and does maintain a corresponding compensating balance.

Cash provided by (used in) operations was ($22.3) million, $13.8 million and ($13.5) million in 2000, 2001 and 2002, respectively. In 2000, cash generated from an increase in deferred revenue and the receipt of $9.1 million in U.S. federal income tax refunds partially reduced the cash used to finance the Company's net loss for the period. In 2001, cash generated from improved working capital management and the receipt of $7.7 million in U.S. federal income tax refunds were more than sufficient to offset the cash used to finance the Company's net loss for the period. In 2002, cash generated from accounts receivable reductions and the receipt of $3.0 million in federal income tax refunds partially offset the cash used to finance the Company's net loss for the period. The effect of exchange rate differences on cash was ($34,000), ($251,000) and $1.5 million in 2000, 2001 and 2002, respectively.

Cash provided by (used in) investing activities was $34.5 million, $6.7 million and ($9.7) million in 2000, 2001 and 2002, respectively. In 2002, the Company used net cash of $0.5 million from the sale/purchase of marketable securities. Capital expenditures were $4.0 million for 2002 and were made primarily to support the Company's internal information systems. Restricted cash increased by $5.2 million during 2002, which was related to the $2.3 million compensating balance necessary to support the Company's standby letter of credit held by its San Francisco office landlord, and a $2.9 million performance bond that was established in April 2002 for the Magnox project, which matures in July 2003.

Financing activities provided $9.0 million in 2000 and $2.1 million in 2001, primarily due to the exercise of stock options and the sale of common stock under the employee stock purchase plan. Financing activities in 2002 resulted in a use of cash of $0.7 million, due to a $2.5 million repurchase of the Company's stock, offset by $1.6 million generated from the exercise of employee stock options and stock purchases under the employee stock purchase plan. In April 2002, the Company entered into an agreement with Robert W. Felton, a founder of the Company and former Chief Executive Office and Chairman of the Board of Directors to purchase 500,000 shares of the Company's common stock from Mr. Felton at a price of $5.00 per share, for an aggregate purchase price of $2.5 million. As part of this agreement, Mr. Felton agreed not to transfer or enter into any agreement to transfer the remainder of his shares of the Company's common stock for a period of one year.

As of December 31, 2002, the Company's primary commitments are its leased office space in Atlanta, Georgia; San Francisco, California; and Woking, England. The Company leases its office space under non-cancelable lease agreements that expire at various times through 2012. Net rent payable under these leases in 2003 is anticipated to be $8.9 million.

On March 5, 2003, the Company completed a private placement, selling 6,826,664 shares of its common stock at an aggregate purchase price of approximately $10.3 million and issuing its 8% Convertible Notes in an aggregate principal amount of approximately $14.5 million. The 8% Convertible Notes are due on December 5, 2003, are convertible into shares of common stock upon receipt of the requisite approval of the Company's stockholders and, once approved, will automatically be converted at the rate of $1.50 per share into approximately 9.8 million shares of common stock, subject to adjustment as provided in the notes. The proceeds of this private placement were used to finance a portion of the purchase price for the Company's acquisition of IUS.

Also, in connection with the acquisition of IUS, the Company executed a promissory note in the principal amount of $10 million in favor of SCT Financial Corporation, a subsidiary of Systems and Computer Technology Corporation. This note is due on September 5, 2003 and bears interest at 6% per year. IUS is a guarantor of the note and this guaranty is secured by certain real property owned by IUS. The Company intends to repay the note to SCT Financial Corporation prior to its maturity with the proceeds of a third-party mortgage on the Indus Utility Systems' real property or other financing transaction. The Company believes that the fair market value of the property is approximately $19.1 million. As a result of the discussions with the commercial lenders, the Company expects that the proceeds of any financing transaction with respect to the property will be sufficient to repay in full the note to SCT Financial Corporation.

The cost of the acquisition of IUS approximated $34.5 million, which the Company financed with approximately $24.5 million from the private placement and the $10 million promissory note in favor of SCT Financial Corporation. The Company anticipates spending approximately $1 million in transition and integration costs in connection with the acquisition of IUS. The Company does not believe that spending such amount will have a material effect on the Company's liquidity in the current fiscal year.

Except as discussed in this MD&A and for operating/capital leases, the Company has no guarantees of debt or similar capital commitments to third parties, written options on non-financial assets, standby repurchase agreements, or other commercial commitments. The Company does not anticipate any material capital expenditures for the next 12 months.

The Company believes that its existing cash, cash equivalents and marketable securities, together with anticipated cash flows from operations, will be sufficient to meet its cash requirements for at least the next 12 months. However, if the stockholders do not approve the issuance of the shares upon conversion of our convertible notes, the Company will have to pay an aggregate of $14.5 million to the holders of the convertible notes. Moreover, if management is not successful in completing the refinancing of the note to SCT Financial Corporation, the Company will have to pay $10 million upon the maturity of the note to SCT Financial Corporation on September 5, 2003. Such occurrences could result in a material adverse effect on the Company's financial results.

The foregoing statement regarding the Company's expectations for continued liquidity is a forward-looking statement, and actual results may differ materially depending on a variety of factors, including variable operating results, continued operating losses, presently unexpected uses of cash and the factors discussed under the section "Description of Business — Factors Affecting Future Performance."

Item 7A. *Quantitative and Qualitative Disclosures About Market Risks*

The Company's cash flow can be exposed to market risks primarily in the form of changes in interest rates in its short-term borrowings available under its revolving bank line of credit as well as its investments in certain available-for-sale securities. The Company's cash management and investment policies restrict investments to highly liquid, low risk debt instruments. The Company currently does not use interest rate derivative instruments to manage exposure to interest rate changes. A hypothetical 100 basis point adverse move (decrease in) interest rates along the entire interest rate yield curve would adversely affect the net fair value of all interest sensitive financial instruments by approximately $0.4 million at December 31, 2002.

We provide our services to customers primarily in the United States and, to some extent, in Europe, Asia Pacific and elsewhere throughout the world. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Sales are primarily made in U.S. Dollars; however, as we continue to expand our operations, more of our contracts may be denominated in Australian Dollars, British Pounds, Euros and Japanese Yen. A strengthening of the U.S. Dollar could make our products less competitive in foreign markets. A hypothetical 5% unfavorable foreign currency exchange move versus the U.S. Dollar, across all foreign currencies, would adversely affect the net fair value of foreign denominated cash, cash equivalent and investment financial instruments by approximately $1.2 million at December 31, 2002.

Item 8. ***Financial Statements and Supplementary Data***

INDUS INTERNATIONAL, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Indus International, Inc.

We have audited the accompanying consolidated balance sheets of Indus International, Inc. as of December 31, 2001 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Indus International, Inc. as of December 31, 2001 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Atlanta, Georgia
January 24, 2003

INDUS INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2002
	(In thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 59,901	$ 37,527
Marketable securities	1,757	2,171
Restricted cash, current	—	2,883
Billed accounts receivable, net of allowance for doubtful accounts of $5,713 and $3,445 at December 31, 2001 and 2002, respectively	31,337	22,387
Unbilled accounts receivable	14,666	3,411
Income tax receivable	1,430	5,122
Other current assets	5,445	3,858
Total current assets	114,536	77,359
Property and equipment, net	21,877	17,471
Investments	1,930	2,048
Other assets	824	3,512
Total assets	$139,167	$100,390
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 6,190	$ 5,207
Income tax payable	1,747	4,535
Other accrued liabilities	23,232	16,042
Current portion of obligations under capital leases	4	266
Deferred revenue	39,970	36,916
Total current liabilities	71,143	62,966
Obligations under capital leases and other liabilities	7,078	9,148
Commitments and contingencies	—	—
Stockholders' equity:		
Preferred stock, $.001 par value	—	—
Shares authorized: 10 million; shares issued: none		
Common stock, $.001 par value	35	36
Shares authorized: 100 million		
Shares issued and outstanding: December 31, 2001 — 35,210,251		
Shares issued and outstanding: December 31, 2002 — 35,237,403		
Additional paid-in capital	123,671	125,608
Treasury stock, at cost	(2,181)	(4,681)
Shares: December 31, 2001 — 435,500		
Shares: December 31, 2002 — 935,500		
Note receivable from stockholder	(55)	—
Deferred compensation	(157)	(104)
Accumulated deficit	(58,287)	(92,050)
Accumulated other comprehensive loss	(2,080)	(533)
Total stockholders' equity	60,946	28,276
Total liabilities and stockholders' equity	$139,167	$100,390

See accompanying notes.

INDUS INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,		
	2000	2001	2002
	(In thousands, except per share amounts)		
Revenues:			
Software licensing fees	$ 12,622	$ 21,005	$ 15,527
Services, maintenance and other	133,067	155,009	101,638
Total revenues	145,689	176,014	117,165
Cost of revenues:			
Software licensing fees (including $6,838 writedown of third party software in 2000)	9,579	1,378	2,997
Services, maintenance and other	81,301	79,738	55,987
Total cost of revenues	90,880	81,116	58,984
	54,809	94,898	58,181
Operating expenses:			
Research and development	51,607	49,522	45,745
Sales and marketing	49,348	30,242	29,942
General and administrative	20,944	17,398	13,305
Restructuring expenses	2,063	10,188	8,199
Total operating expenses	123,962	107,350	97,191
Loss from operations	(69,153)	(12,452)	(39,010)
Interest and other income	3,784	2,454	1,362
Interest expense	(72)	(42)	(59)
Income (loss) before income taxes	(65,441)	(10,040)	(37,707)
Provision (benefit) for income taxes	(6,666)	36	(3,944)
Net income (loss)	$(58,775)	$(10,076)	$(33,763)
Net income (loss) per share:			
Basic	$ (1.72)	$ (0.29)	$ (0.96)
Diluted	$ (1.72)	$ (0.29)	$ (0.96)
Shares used in computing per share data			
Basic	34,248	34,857	35,237
Diluted	34,248	34,857	35,237

See accompanying notes.

INDUS INTERNATIONAL, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock		Add'l Paid-In Capital	Treasury Stock	Deferred Compensation & Other	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Shares	$ Amnt						
				(In thousands)				
Balance at December 31, 1999	32,992	$33	$112,473	$(2,181)	$(700)	$ 10,564	$(1,837)	$118,352
Exercise of stock options	1,485	2	7,899	—	—	—	—	7,901
Sale of common stock under ESPP	218	—	941	—	—	—	—	941
Notes receivable from stockholder	—	—	—	—	524	—	—	524
Amortization of deferred compensation	—	—	—	—	48	—	—	48
Comprehensive loss:								
Net loss	—	—	—	—	—	(58,775)	—	(58,775)
Unrealized gain on marketable securities	—	—	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	(34)	(34)
Total comprehensive loss								(58,809)
Balance at December 31, 2000	34,695	35	121,313	(2,181)	(128)	(48,211)	(1,871)	68,957
Exercise of stock options	276	—	1,330	—	—	—	—	1,330
Sale of common stock under ESPP	240	—	894	—	—	—	—	894
Notes receivable from stockholder	—	—	—	—	(31)	—	—	(31)
Deferred stock compensation	—	—	134	—	(134)	—	—	—
Amortization of deferred compensation	—	—	—	—	81	—	—	81
Comprehensive loss:								
Net loss	—	—	—	—	—	(10,076)	—	(10,076)
Unrealized gain on marketable securities	—	—	—	—	—	—	42	42
Foreign currency translation	—	—	—	—	—	—	(251)	(251)
Total comprehensive loss								(10,285)
Balance at December 31, 2001	35,211	35	123,671	(2,181)	(212)	(58,287)	(2,080)	60,946
Exercise of stock options	291	1	1,041	—	—	—	—	1,042
Sale of common stock under ESPP	168	—	459	—	—	—	—	459
Notes receivable from stockholder	—	—	—	—	55	—	—	55
Warrant exercise	68	—	198					198
Benefit from Carryback of Net Operating Loss	—	—	182	—	—	—	—	182
Purchase of treasury stock	(500)	—	—	(2,500)	—	—	—	(2,500)
Amortization of deferred compensation	—	—	57	—	53	—	—	110
Comprehensive loss:								
Net loss	—	—	—	—	—	(33,763)	—	(33,763)
Unrealized gain on marketable securities	—	—	—	—	—	—	27	27
Foreign currency translation	—	—	—	—	—	—	1,520	1,520
Total comprehensive loss								(32,216)
Balance at December 31, 2002	35,238	$36	$125,608	$(4,681)	$(104)	$(92,050)	$ (533)	$ 28,276

See accompanying notes.

INDUS INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2000	2001	2002
	(In thousands)		
Cash flows from operating activities:			
Net loss	$ (58,775)	$(10,076)	$(33,763)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	8,472	8,067	8,541
Provision for doubtful accounts	1,388	333	(2,267)
Amortization of deferred compensation	48	81	53
Loss on sale of fixed assets	—	95	205
Changes in operating assets and liabilities:			
Billed accounts receivable	209	2,165	11,217
Unbilled accounts receivable	696	(1,627)	11,255
Income tax receivable	(5,983)	4,553	(3,693)
Other current assets	(399)	1,491	1,587
Other assets	1,597	2,427	(405)
Accounts payable	335	323	(984)
Deferred income taxes	9,512	—	—
Income taxes payable	—	1,747	2,788
Other accrued liabilities	4,391	3,133	(5,244)
Deferred revenue	16,822	1,381	(3,055)
Other	(642)	(214)	255
Net cash provided by (used in) operating activities	(22,329)	13,879	(13,510)
Cash flows from investing activities:			
Purchase of available-for-sale marketable securities	(361,567)	(52,041)	(52,953)
Sale of available-for-sale marketable securities	408,422	66,192	52,399
(Increase) decrease in restricted cash	—	—	(5,159)
Acquisition of property and equipment	(12,346)	(7,467)	(3,994)
Net cash provided by (used in) investing activities	34,509	6,684	(9,707)
Cash flows from financing activities:			
Repayment of capital leases/notes payable	(322)	(139)	(170)
Net proceeds from issuance of common stock	8,842	2,224	1,938
Changes in stockholder receivables	524	(31)	55
Purchase of treasury stock	—	—	(2,500)
Net cash provided by (used in) financing activities	9,044	2,054	(677)
Effect of exchange rate differences on cash	(34)	(251)	1,520
Net increase/(decrease) in cash and cash equivalents	21,190	22,366	(22,374)
Cash and cash equivalents at beginning of period	16,345	37,535	59,901
Cash and cash equivalents at end of period	$ 37,535	$ 59,901	$ 37,527
Supplemental disclosures of cash flow information:			
Interest paid	$ 72	$ 42	$ 59
Income taxes paid	$ 729	$ 1,631	$ 315
Income tax refunds	$ 9,262	$ 8,021	$ 3,703

See accompanying notes.

1. Nature of Business and Significant Accounting Policies

Organization and Business

Business

Indus International, Inc. (the "Company") is a multi-product company that develops, markets, implements and supports integrated Enterprise Asset Management ("EAM") and Supply Chain software and service products for capital-intensive industries worldwide. The Company's software and service products help customers maximize return on assets and improve efficiencies in core business functions in the utilities, oil and gas, defense, pulp and paper, metals and mining and process industries worldwide.

Significant Customers

In 2001, Magnox Electric plc ("Magnox") selected the Company to provide work management and compliance system software for eight nuclear stations. The Company is providing a total business solution, including the PassPort product suite, implementation services, and five years of application hosting via Indus' web hosting services. Magnox is a wholly-owned subsidiary of British Nuclear Fuels Ltd ("BNFL"), operating BNFL's nuclear power stations. The project is scheduled to include eight implementations into 2003. The Magnox contract represented 3.8% and 12.6% of the Company's revenue for the year ended December 31, 2001 and 2002, respectively. In 2001, the United Kingdom's Ministry of Defense ("MoD") selected the Company as the application provider for logistics and asset management. The MoD project represented 23.3% of total revenues for 2001. The MoD suspended this project indefinitely in the first quarter of 2002 and, as a result, revenues from the project during 2002 were insignificant. Another customer accounted for 12.2% of the Company's total revenues in 2000.

Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the current presentation.

Revenue Recognition

The Company provides its software to customers under contracts that provide for both software license fees and implementation and other services. The revenues from software license fees are recognized in accordance with AICPA Statements of Position ("SOP") 97-2, 98-4, and 98-9, and SEC Staff Accounting Bulletin No. 101. Revenue for software is recognized when persuasive evidence of a non-cancelable license agreement exists, delivery has occurred, the license fee is fixed or determinable, and collection is probable. Revenue from services, which generally are time and material based, are recognized as the work is performed. When software is licensed through indirect sales channels, licensing fees are recognized as revenue when the reseller sells the software to an end user customer and the criteria described above have been met. For arrangements that include rights to multiple software products and/or services, the total arrangement fee is allocated among each of the elements using the residual method, under which revenue applicable to the undelivered elements is deferred based on vendor specific objective evidence of fair value, where it exists, and the residual amount of revenue is allocated to the delivered elements. Vendor-specific objective evidence is based on the price charged when an element is sold separately or, in the case of an element not yet sold separately, the price established by authorized management, if it is probable that the price, once established, will not change once the element is sold separately.

Revenue is recognized using contract accounting for arrangements involving significant customization or modification of the software or where software services are considered essential to the functionality of the software. Revenue from these software arrangements is recognized using the percentage-of-completion method with progress-to-completion measured using labor cost inputs and with revisions to estimates reflected in the period in which changes become known. Project losses are provided for in their entirety in the period in which they become known.

Revenue from maintenance and support services is recognized ratably over the term of the support contract, typically one year.

Revenue from web hosting (also referred to as "ASP" or application service provider) services is recognized based upon contractually agreed upon rates per user or service, over a contractually defined time period.

Unbilled accounts receivable represent amounts related to revenue under existing contracts that has been recorded either as deferred revenue or earned revenue but which has not yet been billed. Generally, unbilled amounts are billed within one year of the sale of product or performance of services.

For arrangements that include multiple elements, the revenue is allocated to the various elements based on vender-specific objective evidence of fair value established by independent sale of the elements when sold separately.

Deferred revenue represents fees for services and products that have not yet met the criteria to be recognized as revenue. At December 31, 2002, the balance of $36.9 million was comprised of $24.5 million of deferred maintenance, support and services revenue and $12.4 million of deferred license revenue.

Deferred maintenance and support represents amounts invoiced prior to performance of maintenance services, which are typically one year and are amortized on a straight-line basis as the service is provided. Deferred services are amounts invoiced prior to performance of professional services.

Deferred license revenue represents license fee contracts revenue which was deferred because either the fee is not fixed or determinable or a nonstandard acceptance period is provided. Revenue on these amounts is recognized as the fee becomes fixed and determinable and acceptance has occurred.

Foreign Currency Translation

The functional currencies of the Company's foreign subsidiaries are their respective local currencies. The financial statements of foreign subsidiaries have been translated into U.S. Dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. The gains and losses resulting from the translation of the accounts of the Company's foreign subsidiaries have been reported in other comprehensive income (loss) within stockholders' equity. The foreign statements of operations have been translated during the year using average exchange rates. Gains and losses resulting from foreign currency transactions are included in determination of net income (loss). Historically, the foreign currency gains and losses have not been significant, and the Company has determined that foreign currency derivative products are not required to hedge the Company's exposure.

Concentration of Credit Risk

Financial instruments where the Company may be subject to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and trade accounts receivable. The Company invests excess cash primarily in money market funds and commercial paper, which are highly liquid securities that bear minimal risk. In addition, the Company has investment policies and procedures that are reviewed periodically to minimize credit risk. The Company's customers are generally large companies in the utilities, oil and gas, defense, pulp and paper, metals and mining and process industries. The Company performs ongoing credit evaluations and generally does not require collateral. In addition, the Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited.

The Company added to its allowance for doubtful accounts approximately $3.1 million in 2000 and $3.4 million in 2001, and reversed approximately $807,000 in 2002. The reduction in 2002 reflects the overall decrease in receivable balances at December 31, 2002 and is based on an evaluation of specific accounts and aging categories. Total write-offs of uncollectible amounts were $1.7 million in 2000, $3.1 million in 2001 and $1.5 million in 2002. The write-offs in 2001 were not attributable to any major accounts, but were a result of the write-off of many older items which had been previously reserved.

One customer (Magnox) represented 12.6% of total revenues for 2002 and 10.7% of total billed and unbilled accounts receivable at December 31, 2002. One customer (MoD) represented 23.3% of total revenues for 2001 and 17.2% of total billed and unbilled accounts receivable at December 31, 2001. Another customer accounted for 12.2% of the Company's total revenues in 2000.

Cash Equivalents and Marketable Securities

The Company considers all non-auctionable, highly liquid, low risk debt instruments with maturities of three months or less from the date of purchase to be cash equivalents. The Company generally invests its cash and cash equivalents in money market funds, and commercial paper and corporate notes.

The Company presently classifies all marketable securities as available-for-sale investments and carries them at fair market value. Unrealized holding gains and losses, net of taxes, are included in accumulated other comprehensive income (loss) within stockholders' equity.

Restricted Cash

Restricted cash of approximately $5.5 million includes $2.9 million in other current assets and $2.6 million in other non-current assets. The $2.9 million restricted cash in other current assets is a $2.9 million performance bond denominated in British pounds (GBP 1.8 million) maturing in July 2003, which was established in April 2002 for the Magnox project. The $2.6 million in non-current assets is comprised of a $2.3 million compensating balance arrangement to support a standby letter of credit for the same amount, held by the Company's San Francisco office landlord, and a $0.3 million certificate of deposit used as security for a letter of credit.

The recoverability of the cash used for the performance bond is tied to satisfactory fulfillment of specific performance criteria in the Magnox contract. The cash used for the standby letter of credit with the San Francisco office landlord will be recoverable upon fulfillment of the Company's lease obligation in May 2008.

Property and Equipment

Property and equipment is stated at cost. Equipment under capital leases is stated at the lower of fair market value or the present value of the minimum lease payments at the inception of the lease.

Depreciation on office and computer equipment and furniture is computed using the straight-line method over estimated useful lives of four to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the related lease term or their estimated useful lives. Software purchased for internal use is amortized using the straight-line method over estimated useful lives of four to five years.

Software Development Costs

The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", whereby costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs are capitalized. Technological feasibility is established upon completion of a working model. Through December 31, 2002, software development costs incurred subsequent to the establishment of technological feasibility have not been significant, and all software development costs have been charged to research and development expense in the accompanying consolidated statements of operations.

The Company expenses all research and development costs as incurred.

Internal-Use Software

SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", requires that entities capitalize certain costs related to internal use software once certain criteria have been met. Capitalized internal-use software development costs associated with the Company's information systems are included in property and equipment and are depreciated on a straight-line basis over three year periods. Depreciation expense recorded in 2000, 2001 and 2002 was approximately $1.1 million, $1.8 million and $2.4 million, respectively. The costs that have been capitalized and are being amortized are for external purchases and implementation services obtained for internal use.

Advertising Costs

Advertising costs are charged to expense in the period the costs are incurred. Advertising expense was approximately $920,000, $214,000 and $846,000 in 2000, 2001 and 2002, respectively, and are included in Sales and Marketing in the accompanying Consolidated Statement of Operations.

Income Taxes

Income taxes are computed in accordance with SFAS No. 109, "Accounting for Income Taxes", which requires the use of the liability method in accounting for income taxes. Under SFAS No. 109, deferred tax assets and liabilities are measured based on differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Per Share Data

Basic earnings per share is calculated using the weighted average common shares outstanding during the periods. Common equivalent shares from stock options and warrants, using the treasury stock method, have been excluded from the diluted per share calculations because the effect of inclusion would be antidilutive.

The components of basic and diluted earnings per share were as follows (in thousands, except per share amounts):

	Years Ended December 31,		
	2000	2001	2002
Net income (loss)	$(58,775)	$(10,076)	$(33,763)
Weighted average shares of common stock outstanding	34,248	34,857	35,237
Basic net income (loss) per share	$ (1.72)	$ (0.29)	$ (0.96)
Calculation of shares outstanding for computing diluted net (loss) income per share:			
Shares used in computing basic net income (loss) per share	34,248	34,857	35,237
Shares to reflect the effect of the assumed exercise of:			
Employee stock options	—	—	—
Warrants	—	—	—
Shares used in computing diluted net income (loss) per share	34,248	34,857	35,237
Diluted net income (loss) per share	$ (1.72)	$ (0.29)	$ (0.96)

The Company has excluded all outstanding stock options and warrants to purchase common stock from the calculation of diluted net loss per share because all securities are antidilutive for all periods presented. As of December 31, 2000, 2001 and 2002, stock options and warrants to purchase common stock in the amount of 9,257,103, 8,946,531 and 9,885,531 were outstanding. See Notes 7 and 8 for further information on those securities.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Those accounts that are affected by the use of estimates are revenues from services (the determination of the scope and duration of the engagement and the status of completion to date), the allowance for doubtful accounts (the valuation of the credit worthiness of our customers), and accrued restructuring costs (the determination of rental obligations for excess office space).

Stock Based Compensation

As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure", the Company accounts for stock based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and accordingly recognizes no compensation expense for the stock option grants as long as the exercise price is equal to or more than the fair value of the shares at the date of grant.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information net income (loss) including pro forma compensation expense, net of tax for the years ended December 31, 2000, 2001 and 2002, respectively, is as follows (in thousands except for earnings per share information):

	Year Ended December 31,		
	2000	2001	2002
Net income (loss) as reported	$(58,775)	$(10,076)	$(33,763)
Add: Total stock-based compensation expense determined under the intrinsic value method	$ 48	$ 81	$ 53
Deduct: Total stock-based compensation expense determined under fair-value based method for all awards	$(12,483)	$ (8,743)	$ (4,809)
Pro forma net income (loss)	$(71,210)	$(18,738)	$(38,519)
Earnings (loss) per share:			
Basic:			
As reported	$ (1.72)	$ (0.29)	$ (0.96)
Pro forma	$ (2.08)	$ (0.54)	$ (1.09)
Diluted:			
As reported	$ (1.72)	$ (0.29)	$ (0.96)
Pro forma	$ (2.08)	$ (0.54)	$ (1.09)
Shares used in computing per share data			
Basic	34,248	34,857	35,237
Diluted	34,248	34,857	35,237

The weighted average fair value of options granted under all plans was $4.34, $3.91 and $2.22 in 2000, 2001 and 2002, respectively.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". Under SFAS No. 142, goodwill is no longer subject to amortization; instead it will be subject to new impairment testing criteria. Other intangible assets will continue to be amortized over their estimated useful lives, although those with indefinite lives are not to be amortized but will be tested at least annually for impairment, using a lower of cost or fair value approach. The Company adopted SFAS No. 142 in the first quarter of 2002, with no significant impact on its financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business". The Company adopted SFAS No. 144 in the first quarter in 2002, with no significant impact on its financial statements.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". SFAS No. 145 amends

SFAS No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for financial statements issued on or after May 15, 2002. The Company adopted SFAS No. 145 effective May 15, 2002, with no significant impact on its financial statements.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses the financial accounting and reporting for costs associated with exit or disposal activities, including a definition of Restructuring, and nullifies EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity". SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The effective date of SFAS No. 146 is January 1, 2003, with early application encouraged. The Company will adopt SFAS No. 146 on January 1, 2003, and does not anticipate a significant impact on its financial statements from the adoption of SFAS No. 146.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition to Statement 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Principles Board Opinion No. 28, "Interim Financial Reporting", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based compensation, regardless of whether the Company accounts for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB No. 25, "Accounting for Stock Issued to Employees". SFAS No. 148's amendment of the transition and annual disclosure requirements of SFAS No. 123 are effective for fiscal years ending after December 15, 2002. The Company accounts for stock-based compensation using the intrinsic value method prescribed in APB No. 25 and related interpretations. Management has not yet evaluated the alternative transition methods if the Company were to adopt the fair value provisions of SFAS No. 123 under this new standard.

2. Marketable Securities

The Company attempts to maximize total investment returns while maintaining a conservative investment policy that emphasizes preservation of principal through high credit quality requirements (A1/P1, MIG 1A or better, AA or better) and maintenance of liquidity with maximum effective maturity of any single issue not to exceed two years. The Company currently classifies all marketable securities as available-for-sale investments and carries them at fair market value.

The following is a summary of marketable securities, all of which are available for sale (in thousands):

	December 31,	
	2001	2002
Money market funds	$ 131	$ 401
Government agency notes	1,601	2,206
Commercial paper and corporate notes	2,109	6,364
Auction rate notes	1,175	—
	$5,016	$8,971
Included in:		
Cash and cash equivalents	$1,397	$4,797
Marketable securities	1,757	2,171
Investments	1,862	2,003
	$5,016	$8,971

Maturities of investment securities classified as available for sale at December 31, 2002 by contractual maturity are shown below (in thousands):

Due within one year	$6,168
Due after one year through five years	2,803
	$8,971

At December 31, 2001 and 2002, the gross amortized cost of marketable securities approximates the estimated fair value. There have been no significant realized gains or losses on sales of marketable securities.

3. Property and Equipment

Property and equipment is recorded at cost and consists of the following (in thousands):

	December 31,	
	2001	2002
Furniture and fixtures	$ 6,465	$ 6,380
Office equipment	38,993	40,828
Leasehold improvements	3,847	4,323
Internal-use software	12,408	13,605
	61,713	65,136
Less accumulated depreciation and amortization	39,836	47,665
	$21,877	$17,471

Depreciation and amortization expense, totaled $7.0 million, $8.0 million and $8.5 million for the years ended December 31, 2000, 2001 and 2002, respectively.

4. Other Accrued Liabilities

Other accrued liabilities consist of the following (in thousands):

	December 31,	
	2001	2002
Accrued commissions	$ 1,242	$ 604
Accrued payroll and related expenses	6,426	3,995
Accrued taxes payable	5,350	1,846
Accrued restructuring expenses	1,628	2,887
Accrued project reserves	1,444	580
Accrued legal and accounting expenses	1,674	1,116
Other	5,468	5,014
	$23,232	$16,042

5. Lines of Credit

The Company has a revolving bank line of credit in the amount of $15.0 million, which expires on May 31, 2003. During the first quarter of 2002, the Company generated a net loss of $9.5 million. This loss triggered a default of the profitability and minimum tangible net worth covenants within the Company's revolving bank line of credit. This default requires the Company to establish and maintain a restricted compensating balance with the lender, California Bank and Trust, equal to all outstanding credit line and letter of credit usage. On April 1, 2002, the Company established a restricted, interest bearing, compensating balance account for $2.3 million, to support a standby letter of credit for the same amount, held by the Company's San Francisco office landlord. No other usage of the line of credit is anticipated and the Company intends to maintain the restricted compensating balance for as long as required.

There were no borrowings outstanding under this line of credit at December 31, 2000, 2001 and 2002. There was a $2.3 million standby letter of credit outstanding on this line of at December 31, 2000, 2001 and 2002 respectively. The line of credit agreement contains certain affirmative and negative covenants. The Company was either in compliance with or had received waivers for each of the financial covenants at December 31, 2000, 2001 and 2002. The lender has provided the Company with waivers of the covenant defaults for the first quarter of 2002, and each quarter thereafter, up to and including the quarter ending March 31, 2003 (the line of credit expires on May 31, 2003), if the Company maintains the required compensating balance. The Company is not in reliance on the line of credit, except for the $2.3 million standby letter of credit.

6. Commitments

The Company leases its office facilities under various operating lease agreements. The leases require monthly rental payments in varying amounts through 2012. These leases also require the Company to pay property taxes, normal maintenance and insurance on the leased facilities.

Total rental expense under these leases was approximately $8.1 million, $7.0 million and $6.6 million for 2000, 2001 and 2002, respectively. Future minimum lease payments under all non-cancelable leases are as follows (in thousands):

Years Ending December 31,	Operating Leases	Capital Leases
2003	$ 9,955	$ 295
2004	9,068	129
2005	8,082	—
2006	6,486	—
2007	6,482	—
Thereafter	10,196	—
Total minimum payments required	$50,269	$ 424
Less amounts representing interest		(34)
Present value of minimum lease payments		$ 390
Less current portion		(266)
Obligations under capital leases, net of current portion		$ 124

At December 31, 2001 and 2002, the Company had capital lease obligations of approximately $4,000 and $390,000, respectively. Equipment leased under capital leases is included in property and equipment. At December 31, 2001 and 2002, equipment under capital leases was approximately $4.1 million and $4.6 million, respectively, with accumulated depreciation of $4.1 million and $4.1 million, respectively.

As of December 31, 2002, the Company has subleased 43,981 square feet related to excess office space in its San Francisco location and 3,570 square feet in its Pittsburgh location, and has available for sublease 41,318 square feet in San Francisco, Pittsburgh, Dallas and Irvine, CA. Future reduction in rent anticipated from existing subleases is shown in the below chart (in thousands):

Years Ending December 31,	Sub-Lease Income
2003	$1,006
2004	1,049
2005	1,050
2006	1,014
2007	1,014
Thereafter	422
Total sub-lease income under current contracts	$5,555

7. Stockholders' Equity

The Board of Directors is authorized, subject to any limitations prescribed by Delaware law, to provide for the issuance of shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the powers, preferences and rights of the shares of each wholly un-issued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding), without any further vote or action by the stockholders. The Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power of other rights of the holders of common stock. Thus, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no current plan to issue any shares of preferred stock.

In July 1999, the Company's Board of Directors approved a stock repurchase program for up to 2,000,000 shares of the Company's outstanding common stock. The Company is authorized to use available cash to buy back its shares in open market transactions from time to time, subject to price and market conditions. As of December 31, 2002, the Company held, as treasury stock, 435,500 shares that had been repurchased at a cost of approximately $2.2 million under the program.

In April 2002, the Company entered into an agreement with Robert Felton, a founder of the Company and former Chief Executive Officer and Chairman of the Board of Directors. Under this agreement, the Company repurchased 500,000 shares of the Company's common stock from Mr. Felton at a price of $5.00 per share, which approximated market value at the time of the agreement, for an aggregate purchase price of $2.5 million. As part of this agreement, Mr. Felton agreed not to transfer or enter into any agreement to transfer the remainder of his shares of the Company's stock for a period of one year. These repurchased shares are also held as treasury stock.

At December 31, 2002, the Company had issued 304,533 outstanding warrants to purchase an equal number of shares of the Company's common stock at an exercise price of $2.79 per share. See Note 15 for discussion of the price adjustment due to a subsequent event. These stock purchase warrants can be exercised at any time from June 20, 1994 to and including June 20, 2004. The warrant agreement provides that the exercise price and the number of shares purchaseable shall be adjusted according to the formula set forth in the warrant agreement if the Company issues shares of its common stock at a purchase price that is less than the warrant exercise price.

8. Stock Plans

Stock Option and Benefit Plans

The Company has three stock option plans under which employees, directors and consultants may be granted rights to purchase common stock.

1997 Stock Plan

The 1997 Stock Plan provides for the grant of incentive or nonstatutory stock options to employees, including officers and directors, and nonstatutory options only to consultants of the Company. A total of 12,500,000 shares have been reserved for issuance under the Stock Plan. The incentive stock options will be granted at not less than fair market value of the stock on the date of grant. The options generally vest over one to four years and have a maximum term of ten years.

1997 Director's Option Plan

Each director who is not an employee of the Company is automatically granted a nonstatutory stock option to purchase 50,000 shares of common stock of the Company (the "First Option") on the date such person becomes a director or, if later, on the effective date of the 1997 Director's Option Plan (the "Director Option Plan"). Thereafter, each such person will automatically be granted an option to acquire 17,500 shares of the Company's common stock (the "Subsequent Option") upon such outside director's re-election at each Annual Meeting of Stockholders, provided that on such date such person has served on the Board of Directors for at least six months. A total of 700,000 shares have been reserved for issuance under the Director Option Plan. Each option granted under the Director's Option Plan will become exercisable as to 25% of the shares subject on each anniversary date of the option grant.

1998 Indus International, Inc. Company Share Option Plan

The 1998 Indus International, Inc. Company Share Option Plan (the "UK Stock Plan") provides for the grant of stock options to employees of Indus International, Ltd. (a UK foreign subsidiary of the Company). A total of 500,000 shares of the Company's common stock have been reserved for issuance under the Stock Plan. Options were granted in the amounts of 135,235 in 2000 and 69,250 in 2001; there were no options granted in 2002. Options of 37,625 in 2000, 50,050 in 2001 and 43,930 in 2002 were cancelled or expired. A total of 40,100 options have been exercised to date. The stock options will be granted at not less than fair market value of the stock on the date of grant. The options generally vest over one to three years and have a maximum term of three years.

Combined activity under all of the Company's stock option plans was as follows:

	Shares Available for Grant	Options Outstanding	
		Shares	Weighted-Average Exercise Price
Balances at December 31, 1999	4,644,569	6,931,766	$5.24
Shares authorized	500,000	—	—
Options granted	(5,721,073)	5,721,073	$6.20
Options forfeited	2,291,705	(2,291,705)	$5.86
Options exercised	—	(1,476,933)	$9.03
Plan shares expired	(133,859)	—	—
Balances at December 31, 2000	1,581,342	8,884,201	$5.66
Shares authorized	2,500,000	—	—
Options granted	(1,673,100)	1,673,100	$5.12
Options forfeited	1,707,981	(1,707,981)	$6.46
Options exercised	—	(275,691)	$6.93
Plan shares expired	(92,332)	—	—
Balances at December 31, 2001	4,023,891	8,573,629	$5.43
Shares authorized	—	—	—
Options granted	(3,587,000)	3,587,000	$2.50
Options forfeited	2,288,889	(2,288,889)	$5.08
Options exercised	—	(290,742)	$5.64
Plan shares expired	(58,445)	—	—
Balances at December 31, 2002	2,667,335	9,580,998	$4.47

The following table summarizes information about stock options outstanding as of December 31, 2002:

	Options Outstanding			Options Vested and Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2002	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at December 31, 2002	Weighted-Average Exercise Price
$0.2830 - $2.8750	2,823,597	9.19	$ 1.54	262,666	$ 1.99
$3.3800 - $3.8750	313,235	4.30	$ 3.45	290,291	$ 3.42
$3.9375 - $3.9375	940,831	7.80	$ 3.94	445,618	$ 3.94
$3.9400 - $4.5000	574,703	7.24	$ 4.38	421,453	$ 4.47
$4.5620 - $4.5620	1,568,717	5.86	$ 4.56	1,306,217	$ 4.56
$4.5900 - $5.9600	1,109,023	8.89	$ 5.58	181,933	$ 5.79
$6.0000 - $7.6000	569,030	8.15	$ 6.65	196,902	$ 6.67
$7.6250 - $7.6250	862,500	7.08	$ 7.63	862,500	$ 7.63
$7.6800 - $8.0625	669,362	7.45	$ 7.99	375,352	$ 8.00
$13.7500 - $15.3750	150,000	2.36	$13.97	150,000	$13.97
Totals	9,580,998	7.72	$ 4.47	4,492,932	$ 5.60

1997 Employee Stock Purchase Plan

The 1997 Employee Stock Purchase Plan had 1,000,000 shares of common stock reserved for issuance. The plan allowed for eligible employees to purchase stock at 85% of the lower of the fair market value of the Company's common stock as of the first day of each six-month offering period or the fair market value of the stock at the end of the offering period. Purchases were limited to 10% of each employee's compensation and a maximum of 4,000 shares. Under the plan the Company issued 218,151, 239,601 and 167,606 shares in 2000, 2001 and 2002, respectively, at prices ranging from $1.50 to $3.33 per share. Effective November 1, 2002, the 1997 Employee Stock Purchase Plan was concluded as all the authorized shares under the plan had been distributed. The Company anticipates seeking stockholder approval for a new Employee Stock Purchase Plan at its 2003 Annual Meeting of stockholders.

9. Alternative Method of Valuing Stock Options

For employee stock options granted with exercise prices at or above the existing market, the Company records no compensation expense. Compensation costs for stock options granted to employees is measured by the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, as amended by SFAS No. 148, and described and disclosed in Note 1, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 2000, 2001 and 2002, respectively: risk free interest rate of 6.12%, 5.06% and 4.25%; dividend yields of 0%; volatility of 139%, 89%, and 128%; and a weighted-average expected life of the option of 5 years.

10. Employee Benefit and Profit-Sharing Plans

The Company has a defined contribution 401(K) plan. All employees over the age of 18 who have completed at least three months of service are eligible to participate. Each participant may elect to have amounts deducted from his or her compensation and contribute to the plan up to 15% of his or her base salary, subject to maximums imposed by Federal law. All employee contributions are fully vested at the time the employee becomes an active participant. The Company's matching contributions are equal to 50% of pre-tax contributions, up to 3% of eligible pay. This match is distributed to all eligible employees participating in the plan. The matching contribution is made quarterly. The Company's matching contributions were approximately $984,000, $1,389,000 and $559,000 in 2000, 2001 and 2002, respectively.

11. Geographic Information

Geographic information is as follows (in thousands):

	Year Ended December 31,		
	2000	2001	2002
Revenues (based on selling location):			
United States	$101,256	$104,442	$ 76,757
International:			
United Kingdom	29,816	60,234	28,299
France	3,475	2,035	2,705
Japan	1,387	2,407	1,045
Canada	5,854	4,719	5,852
Australia	3,901	2,177	2,507
Total International	44,433	71,572	40,408
Total consolidated revenues	$145,689	$176,014	$117,165
Long-lived assets:			
United States	$ 19,096	$ 19,368	$ 16,060
International:			
United Kingdom	1,979	1,742	1,098
France	169	129	105
Japan	3	35	31
Canada	686	471	80
Australia	300	132	97
Total consolidated long-lived assets	$ 22,233	$ 21,877	$ 17,471

12. Restructuring Expenses

The Company recorded restructuring costs of $2.1 million, $10.2 million and $8.2 million in 2000, 2001 and 2002, respectively.

The restructuring costs of $2.1 million and $10.2 million for 2000 and 2001 were in connection with the ongoing relocation of the Company's headquarters and certain administrative functions to Atlanta, Georgia, severance payments related to the elimination of 56 global positions, and charges representing the estimated excess lease costs associated with subleasing redundant San Francisco office space. This relocation was approved by the Board of Directors in July 2000 and includes costs of approximately $2.8 million for severance pay for employees affected, and approximately $9.5 million for lease termination costs associated with reducing leased space in San Francisco. Due to the excess capacity of available lease space in the San Francisco market, lease rates have declined from approximately $60 per square foot at the beginning of 2001 to the $18-$20 per square foot range, which is below the Company's actual lease cost of $45 per square foot. The San Francisco office leases expire May 31, 2008.

The Company recorded restructuring costs of approximately $3.4 million in the first quarter of 2002, in connection with the suspension of the MoD project and the Company's subsequent demobilization and reduction in workforce and required support office facilities. A formal restructuring plan was approved by the Board of Directors in March 2002 and included costs of approximately $947,000 for computer lease termination costs, approximately $728,000 of severance payments related to the elimination of 81 global positions, and approximately $1.7 million for lease termination costs associated with closing the Company's Dallas office and reducing leased space in the Company's Pittsburgh office. The Dallas lease expires December 31, 2005 and the Pittsburgh lease expires September 30, 2005.

In the second and fourth quarters of 2002, the Company incurred additional restructuring expenses of $4.8 million. These expenses related to a change in the Company's estimates of excess lease costs associated with subleasing redundant office space in San Francisco, Dallas and Pittsburgh. Due to the excess capacity of available lease space in these markets, lease rates have significantly declined and the ability to sublease has become difficult. In San Francisco, rates have declined from approximately $60 per square foot at the beginning of 2001 to the $18-$20 per square foot range, which is below the Company's actual lease cost of $45 per square foot. In Dallas and Pittsburgh, current lease rates for both markets are in the $10-$14 range, which is below the Company's actual lease costs of $25-$26 per square foot.

Below is an analysis of the two restructure provisions and the activity in the resultant accruals:

Company headquarters relocation:

(In thousands)	Severance and Related Costs	Equipment	Facilities	Total
Balance at 12/31/99	$ —	$ —	$ —	$ —
Payments in 2000	(466)	—	—	(466)
Accruals in 2000	803	—	1,260	2,063
Balance at 12/31/00	$ 337	$ —	$ 1,260	$ 1,597
Payments in 2001	(1,716)	—	(2,189)	(3,905)
Accruals in 2001	1,553	—	8,261	9,814
Balance at 12/31/01	$ 174	$ —	$ 7,332	$ 7,506
Payments in 2002	(110)	—	(2,461)	(2,571)
Accruals in 2002	(64)	—	$ 3,615	3,551
Balance at 12/31/02	$ 0	$ —	$ 8,486	$ 8,486

MoD project suspension:

(In thousands)	Severance and Related Costs	Equipment	Facilities	Total
Balance at 12/31/01	$ —	$ —	$ —	$ —
Payments in 2002	(652)	(953)	(639)	(2,244)
Accruals in 2002	657	953	2,860	4,470
Balance at 12/31/02	$ 5	$ —	$ 2,221	$ 2,226

The $10.7 million remaining accrual at December 31, 2002 is allocated between current and long-term classification on the Company's consolidated balance sheet, with $2.9 million included as current (less than one year) within other accrued liabilities and $7.8 million included as long-term (greater than one year) within obligations under capital lease and other liabilities.

The Company does not anticipate taking any significant further restructuring charges related to the relocation of administrative functions to Atlanta. The Company could incur future charges or credits, in the event that the underlying assumptions used to develop the Company's estimates of excess lease costs, such as the timing and the amount of any sublease income, change.

13. Income Taxes

The provision for income taxes (credits) consists of the following (in thousands):

	Year Ended December 31,		
	2000	2001	2002
Current:			
Federal	$(14,794)	$—	$(4,799)
State and foreign	(1,384)	36	855
	(16,178)	36	(3,944)
Deferred:			
Federal	8,384	—	—
State and foreign	1,128	—	—
	9,512	—	—
	$ (6,666)	$36	$(3,944)

Pre-tax income (loss) attributable to foreign and domestic operations is summarized below:

	Year Ended December 31,		
	2000	2001	2002
Income (loss) before income taxes			
United States	$(59,420)	$(13,168)	$(38,978)
International:			
Europe, Middle East & Africa	(1,504)	4,723	1,311
Asia	185	(41)	(97)
Canada	(2,237)	(1,080)	621
Australia	(2,465)	(474)	(564)
Total consolidated income (loss) before income taxes	$(65,441)	$(10,040)	$(37,707)

The effective rate of the provision for income taxes reconciles to the amount computed by applying the federal statutory rate to income before provision for income taxes as follows:

	Percentage Year Ended December 31,		
	2000	2001	2002
Federal statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	1.4	—	—
Foreign taxes	(5.4)	(0.3)	1.1
Reported losses and tax credits not benefited	(19.3)	(33.9)	(31.0)
Other	(1.2)	(1.2)	5.4
	10.5%	(0.4)%	10.5%

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the net deferred tax assets are as follows (in thousands):

	December 31,	
	2001	2002
Accounts receivable allowances	$ 1,831	$ 3,050
Depreciation	176	381
Other (prepaid license writedown)	2,598	2,449
Nondeductible accruals	3,130	976
Deferred revenue	3,678	1,820
Net operating loss carryforwards	7,943	18,065
Research and other credit carryforwards	4,066	6,391
Foreign tax credits and losses	8,326	3,423
	31,748	36,555
Valuation allowance	(31,748)	(36,555)
	$ —	$ —

The net valuation allowance increased by approximately $22.3 million, $4.3 million and $4.8 million during 2000, 2001 and 2002, respectively. Approximately $2.0 million of the valuation allowance for the deferred tax asset at December 31, 2002 relates to benefits of stock option deductions which, when recognized, will be directly allocated to stockholders' equity.

As of December 31, 2002 the Company had federal net operating loss carryforwards of approximately $47.1 million. The Company also had federal research tax credit carryforwards of approximately $4.5 million and state research tax credit carryforwards of approximately $1.9 million. The federal net operating loss and credit carryforwards will expire beginning in the year 2020, if not utilized. The Company also has foreign net operating loss carryforwards of approximately $8.7 million. The Company also has foreign tax credits of approximately $0.2 million, which will expire in the years 2003 through 2004 if not utilized.

The utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses and credits before utilization.

14. Litigation

In June 2000, the Company was served with a demand for arbitration by William Grabske, the Company's former Chief Executive Officer. Mr. Grabske was seeking enforcement of a purported Settlement Agreement and Mutual Release. Mr. Grabske sought severance pay and reimbursement of expenses of approximately $1.0 million plus interest, options for approximately 200,000 shares of stock in the Company, and fees and costs. The Company asserted various counterclaims. In December 2002, the Company and Mr. Grabske entered into a Separation Agreement and Mutual Release pursuant to which the Company and Mr. Grabske agreed, among other things, to dismiss with prejudice their respective claims in the arbitration. The Separation Agreement and Mutual Release did not require any payments to Mr. Grabske by the Company.

The Company does not believe that, individually or in aggregate, the legal matters to which it is currently a party are likely to have a material adverse effect on its results of operations or financial condition.

From time to time, the Company is involved in other legal proceedings incidental to the conduct of its business. The outcome of these claims cannot be predicted with certainty. The Company intends to defend itself vigorously in these actions. However, any settlement or judgment may have a material adverse effect on the Company's results of operations in the period in which such settlement or judgment is paid or payment becomes probable.

15. Subsequent Events (unaudited)

On March 5, 2003, the Company completed its acquisition of SCT Utility Systems, Inc. ("SCTUS"), a subsidiary of Systems & Computer Technology Corporation ("SCT"). At the time of acquisition, SCTUS was renamed Indus Utility Systems, Inc. ("IUS"). IUS is a provider of customer information system software solutions for energy and utility companies principally in North America. The Company believes the acquisition will provide utility customers with a single provider for their important software requirements. The aggregate purchase price of $35.8 million was financed with a cash payment of $24.5 million, a $10.0 million 6% promissory note to SCT Financial Corporation secured by IUS real property, and payment of other direct acquisition expenses totaling $1.4 million, comprised of $0.8 million in debt issuance costs and $0.6 million in equity issuance costs. The acquisition has been accounted for under the purchase method of accounting and the results of operations are included in the Company's operations beginning March 6, 2003.

On the same date, the Company completed a private placement offering to purchasers of approximately 6.8 million shares of the Company's common stock, par value $0.001 (the "Shares"), at a purchase price of $1.50 per share, or a total of approximately $10.2 million, and issued approximately $14.5 million of the Company's 8% convertible notes due nine months after issuance in order to fund the IUS acquisition. The convertible notes are convertible into shares of common stock at face value plus accrued interest only upon receipt of the requisite approval of new share issuance by the Company's stockholders, and, upon approval, will automatically be converted at the same price per share as the Shares, subject to certain adjustments. While the number of shares to be issued in exchange for the convertible notes is dependent upon the timing of stockholder approval, due to accrued interest being a part of the consideration, the Company estimates that between 9.8 million and 10.0 million additional shares will be issued.

The following table summarizes the estimated fair values of the assets acquired, and liabilities assumed at the date of acquisition, March 5, 2003 (in thousands):

Current assets		$15,820
Property and equipment		22,197
Other assets		75
Intangible assets subject to amortization		
Trademarks (5 year life)	730	
Technology (5 year life)	2,400	
Contracts and Customer Base (2-15 year life)	9,810	
Total intangible assets		12,940
Goodwill		430
Total assets acquired		51,462
Total liabilities assumed		15,697
Net assets acquired		$35,765

The goodwill will not be amortized, but will be reviewed for impairment on an annual basis.

Prior to the acquisition date, Indus management began formulating a plan to restructure pre-acquisition IUS through staffing reductions. In connection with this plan, the Company recorded a liability of $675,000 representing anticipated severance costs for approximately 50 employees of IUS in various job functions. These costs are accounted for in accordance with EITF Issue No. 95-3, "Recognition of Liabilities in Connection with Purchase Business Combinations." The costs were recognized as a liability assumed in the purchase business combination and included in the allocation of the cost to acquire IUS. The liability will be paid entirely in cash, with the complete amount being paid in the fiscal year ending March 31, 2004. It is expected that annual savings aggregating in excess of $4.0 million will be realized as a result of these staffing reductions. As of March 31, 2003, no payments had been made in connection with these terminations.

Based on the adjustment provisions in the warrant agreement, the March 5, 2003 private placement of 6.8 million shares of the Company's common stock resulted in an adjusted warrant exercise price of $2.5808 and an increase in the number of shares purchasable under the warrant agreement to 329,219 shares of common stock. At such time as the Company's 8% convertible notes issued in the March 5, 2003 private placement convert into common stock, the warrant exercise price and the number of shares will again be adjusted in accordance with the warrant agreement. The size of the adjustments will depend on the date of the conversion because accrued interest under the notes also converts into common stock.

Subsequent to December 31, 2002, the Company recorded restructuring expenses of $2.2 million related to a further space consolidation in the Company's San Francisco offices. An additional floor was made available for sublease due to the cumulative effect of staff reductions.

16. Quarterly Results of Operations (unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 2002 and 2001 (in thousands, except per share amounts):

	Reported March 31,	Reported June 30,	Reported September 30,	Reported December 31,
2002				
Total revenues	$32,443	$ 31,032	$26,457	$27,233
Cost of revenues	15,800	16,475	13,868	12,841
Gross margin	16,643	14,557	12,589	14,392
Net income (loss)	$(9,508)	$(15,069)	$(3,283)	$(5,903)
Net income (loss) per share				
— Basic	$ (0.27)	$ (0.43)	$ (0.09)	$ (0.17)
— Diluted	$ (0.27)	$ (0.43)	$ (0.09)	$ (0.17)
2001				
Total revenues	$42,377	$ 43,135	$44,207	$46,295
Cost of revenues	21,032	20,424	19,757	19,903
Gross margin	21,345	22,711	24,450	26,392
Net income (loss)	$(6,409)	$ (6,696)	$ 383	$ 2,646
Net income (loss) per share				
— Basic	$ (0.18)	$ (0.19)	$ 0.01	$ 0.08
— Diluted	$ (0.18)	$ (0.19)	$ 0.01	$ 0.07

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

None.

PART III

Certain information required by Part III is omitted from this Report in that the Registrant will file a definitive proxy statement pursuant to Regulation 14(a) (the "Proxy Statement") not later that 120 days after the end of the fiscal year covered by this Report and certain information included therein is incorporated herein by reference. Only those sections of the Proxy Statement that specifically address the items set forth herein are incorporated by reference. Such incorporation does not include the Compensation Committee Report, the Audit Committee Report, or the Performance Graph included in the Proxy Statement.

Item 10. *Directors and Executive Officers of the Registrant*

The information concerning the Company's Directors required by this Item is incorporated by reference to the information contained under the captions "Election of Director — Nominees" and "Section 16(a) Beneficial Reporting Compliance in the Proxy Statement." The information concerning the Company's executive officers required by this Item is included in the Section in Part I hereof entitled "Executive Officers."

Item 11. *Executive Compensation*

The information concerning the Company's Executive Officers required by this Item is incorporated by reference to the information contained under the captions "Proposal One — Election of Directors — Director Compensation" and "Executive Compensation" in the Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information concerning security ownership required by this Item is incorporated by reference to the information contained under the caption "Security Ownership of Management; Principal Stockholders" and "Proposal Three — Adoption of Employee Stock Purchase Plan — Equity Compensation Plan Information" in the Proxy Statement.

Item 13. *Certain Relationships and Related Transactions*

The information required by this item is incorporated by reference to the information contained under the caption "Certain Transactions" in the Proxy Statement.

Item 14. *Controls and Procedures*

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and that such information is accumulated and communicated to the management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management's control objectives, and concluded that our disclosure regarding such controls and procedures was effective at reaching that level of reasonable assurance.

Within 90 days prior to the date of filing of this report, we carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon the foregoing, the Chief Executive Officer along with the Chief Financial Officer concluded that our disclosure controls and procedures are effective, in all material respects, in the timely alerting of them to material information relating to our company and its consolidated subsidiaries required to be included in our Exchange Act reports. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date we carried out the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules, and Reports on Form 8-K***

(a) (1) *Financial Statements*

The Financial Statements required by this item, together with the report of independent auditors, are filed as part of this Form 10-K. See Index to Consolidated Financial Statements under Item 8.

(2) *Financial Statement Schedule*

Schedules have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

(3) *Exhibits*

The following exhibits are filed herewith or incorporated by reference.

Exhibit Number	Description
2.1	Purchase Agreement, dated as of February 12, 2003, by and among the Registrant, SCT Utility Systems, Inc., SCT, SCT Financial Corporation, SCT Property, Inc., SCT International Limited, SCT Technologies (Canada) Inc., SCT Software & Resource Management Corporation and Systems & Computer Technology International B.V. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on February 14, 2003)
2.2	Amendment No. 1 to Purchase Agreement, dated as of March 5, 2003, by and among the Registrant, SCT Utility Systems, Inc., SCT, SCT Financial Corporation, SCT Property, Inc., SCT International Limited, SCT Technologies (Canada) Inc., SCT Software & Resource Management Corporation and Systems & Computer Technology International B.V. (incorporated by reference to Exhibit 10.3 to the Form 8-K filed on March 6, 2003)
3.1	Registrant's Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-4 (No. 333-33113) filed on August 7, 1997 (the "1997 Proxy Statement"))
3.2	Registrant's Amended and Restated Bylaws
4.1	Registration Rights Agreement entered into among the Registrant, Warburg, Pincus Investors, L.P. ("Warburg"), Robert W. Felton, Richard W. MacAlmon, John W. Blend, III and John R. Oltman (incorporated by reference to Exhibit 4.1 to the 1997 Proxy Statement)
4.2	Nomination Agreement entered into among the Registrant, Warburg and Robert W. Felton (incorporated by reference to Exhibit 4.6 to the 1997 Proxy Statement)
4.3	Registration Rights Agreement for Shares, dated as of February 12, 2003, by and among the Company and each of the Purchasers of the Shares, as listed on the Schedule of Purchasers accompanying the Purchase Agreement (incorporated by reference to Exhibit 10.3 to the Form 8-K filed on February 14, 2003)
4.4	Registration Rights Agreement for Conversion Shares, dated as of February 12, 2003, by and among the Company and each of the Purchasers of the Notes, as listed on the Schedule of Purchasers accompanying the Purchase Agreement (incorporated by reference to Exhibit 10.4 to the Form 8-K filed on February 14, 2003)
4.5	Form of Convertible Note (incorporated by reference to Exhibit 4.1 to the Form 8-K filed on March 6, 2003)
10.1*	Indus International, Inc. 1997 Stock Plan (incorporated by reference to Exhibit 10.1 to the 1997 Proxy Statement)
10.2*	Amendment No. 1 to the Indus International, Inc. 1997 Stock Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed with the Commission on July 5, 2001)
10.3*	Amendment No. 2 to the Indus International, Inc. 1997 Stock Plan (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-8 filed with the Commission on July 5, 2001)
10.4*	Amendment No. 3 to the Indus International, Inc. 1997 Stock Plan (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-8 filed with the Commission on July 5, 2001)

Exhibit Number	Description
10.5*	Indus International, Inc. 1997 Director Option Plan (incorporated by reference to Exhibit 10.3 to the 1997 Proxy Statement)
10.6*	Rules of the Indus International, Inc. Company Share Option Plan (the "UK Option Plan) (incorporated by reference to Exhibit 10.7 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2001)
10.7	Stock Purchase Warrant dated August 25, 1997 between the Registrant and Warburg Pincus Investors, L.P., as amended by that certain Amendment to Stock Purchase Warrant dated October 23, 2001 (incorporated by reference to Exhibit 10.8 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2001)
10.8	Stock Purchase Agreement dated January 13, 1999 between Robert W. Felton, Warburg Pincus Investors, L.P. and the Registrant (incorporated by reference to Exhibit 10.37 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998)
10.9	Amended and Restated Lease Agreement for the Registrant's Atlanta, Georgia corporate headquarters by and between Cousins Properties Incorporated and the Registrant dated August 1, 2000 (incorporated by reference to Exhibit 10.12 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000)
10.10	Office Lease Agreement for the Registrant's San Francisco, California regional office between EOP – 60 Spear, L.L.C. and the Registrant dated March 3, 2000, as amended (incorporated by reference to Exhibit 10.8 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000)
10.11*	Employment Agreement dated April 29, 2003 by and between the Registrant and Thomas R. Madison
10.12*	Employment Agreement dated April 29, 2003 by and between the Registrant and Jeffrey A. Babka
10.13*	Letter Agreement dated April 10, 2002 between the Registrant and Robert Felton (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002)
10.14*	Amendment to the Indus International, Inc. 1997 Director Option Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002)
10.15*	Amendment to the Indus International, Inc. 1997 Director Option Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002)
10.16*	Employment Agreement dated September 16, 2002 by and between the Registrant and Gregory J. Dukat (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002)
10.17*	Change of Control Severance Agreement dated September 16, 2002 by and between the Registrant and Gregory J. Dukat (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002)
10.18	Purchase Agreement, dated as of February 12, 2003, by and among the Company and each of the Purchasers listed on the Schedule of Purchasers accompanying the Purchase Agreement (incorporated by reference to Exhibit 10.2 to the Form 8-K filed on February 14, 2003)
10.19	Promissory Note, dated March 5, 2003, issued by the Registrant in favor of SCT Financial Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on March 6, 2003)
10.20	Guaranty and Suretyship Agreement, dated March 5, 2003, by Indus Utility Systems, Inc. (f/k/a SCT Utility Systems, Inc.) in favor of SCT Financial Corporation (incorporated by reference to Exhibit 10.2 to the Form 8-K filed on March 6, 2003)
10.21*	Amendment to the Indus International, Inc. 1997 Director Option Plan
21.1†	Subsidiaries of Registrant
23.1	Consent of Ernst & Young LLP, Independent Auditors
24.1†	Power of Attorney, included on the signature page of this report

Exhibit Number	Description
99.1	Statement of the Chief Executive Officer of the Company, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Statement of the Chief Financial Officer of the Company, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Designates management contract or compensatory plan or arrangement

† Previously filed

(b) Reports on Forms 8-K.

No reports on Form 8-K were filed during the fourth quarter of the fiscal year ended December 31, 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Indus International, Inc. has duly caused this report to be signed on our behalf by the undersigned, thereunto duly authorized.

INDUS INTERNATIONAL, INC.

By: /s/ THOMAS R. MADISON, JR.
Thomas R. Madison, Jr.
Chairman of the Board and
Chief Executive Officer

Date: June 27, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ THOMAS R. MADISON, JR. Thomas R. Madison, Jr.	Chairman of the Board and Chief Executive Officer (Principal Executive Officer) Director	June 27, 2003
/s/ JEFFREY A. BABKA Jeffrey A. Babka	Executive Vice President Finance and Administration, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	June 27, 2003
* Gayle A. Crowell	Director	June 27, 2003
* Edward Grzedzinski	Director	June 27, 2003
* William H. Janeway	Director	June 27, 2003
* Joseph P. Landy	Director	June 27, 2003
* Thomas S. Robertson	Director	June 27, 2003
* Thomas E. Timbie	Director	June 27, 2003

* Jeffrey A. Babka signed on behalf of such person as attorney-in-fact.

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECURITIES EXCHANGE ACT RULES 13A-14 AND 15D-14 AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Thomas R. Madison, Jr., Chief Executive Officer of Indus International, Inc., certify that:

1. I have reviewed this annual report on Amendment No. 1 to Form 10-K of Indus International, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of the date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and that the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By: /s/ THOMAS R. MADISON, JR.

Thomas R. Madison, Jr.
Chairman of the Board and
Chief Executive Officer

Date: June 27, 2003

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECURITIES EXCHANGE ACT RULES 13A-14 AND 15D-14 AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jeffrey A. Babka, Chief Financial Officer of Indus International, Inc., certify that:

1. I have reviewed this annual report on Amendment No. 1 to Form 10-K of Indus International, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of the date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and that the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By: /s/ JEFFREY A. BABKA

Jeffrey A. Babka
Executive Vice President Finance and Administration, Chief Financial Officer and Secretary

Date: June 27, 2003

INDUS INTERNATIONAL, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held July 29, 2003

Dear Stockholder:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Indus International, Inc., a Delaware corporation, will be held on July 29, 2003 at 10:00 a.m., local time, at the Company's headquarters located at 3301 Windy Ridge Parkway, Atlanta, Georgia 30339, for the following purposes:

1. To elect the following directors to serve for the ensuing year and until their successors are duly elected and qualified: Gayle A. Crowell, Edward Grzedzinski, William H. Janeway, C. Frederick Lane, Thomas R. Madison, Jr., Douglas S. Massingill and Thomas E. Timbie.

2. To approve the issuance of shares of Common Stock of the Company upon the conversion of the Company's 8% Convertible Notes.

3. To adopt the Indus International, Inc. 2003 Employee Stock Purchase Plan.

4. To transact such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Only stockholders of record at the close of business on July 1, 2003 are entitled to notice of and to vote at the Annual Meeting.

All stockholders are cordially invited to attend the Annual Meeting in person. However, to assure your representation at the Annual Meeting, you are urged to mark, sign and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope enclosed for that purpose. You may revoke your proxy in the manner described in the accompanying Proxy Statement at any time before it has been voted at the Annual Meeting. Any stockholder attending the Annual Meeting may vote in person even if he or she returned a proxy.

By Order of the Board of Directors



JEFFREY A. BABKA
Secretary

Atlanta, Georgia
July 3, 2003

INDUS INTERNATIONAL, INC.

PROXY STATEMENT FOR THE 2003 ANNUAL MEETING OF STOCKHOLDERS

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of the Board of Directors of Indus International, Inc. for use at the Annual Meeting of Stockholders to be held July 29, 2003 at 10:00 a.m., local time, or at any adjournment of postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held at the Company's headquarters located at 3301 Windy Ridge Parkway, Atlanta, Georgia 30339.

These proxy solicitation materials and the Annual Report to Stockholders for the year ended December 31, 2002 were mailed on or about July 3, 2003 to all stockholders entitled to vote at the Annual Meeting.

Proxies

If the enclosed proxy is properly executed and returned in time and not revoked as described below, the proxy will be voted at the Annual Meeting in accordance with the instructions indicated on the proxy card, or if no instructions are indicated, will be voted, as follows:

- FOR the slate of directors described herein;
- FOR the issuance of Common Stock upon conversion of the Company's 8% Convertible Notes;
- FOR the adoption of the 2003 Employee Stock Purchase Plan; and
- FOR any other matter that may be properly brought before the Annual Meeting, in accordance with the judgment of the proxy holders.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by:

- delivering to Mellon Investor Services, LLC, Attention: Judy Hsu, 200 Galleria Parkway, Suite 1900, Atlanta, Georgia 30339 a written notice of revocation or a duly executed proxy bearing a later date; or
- attending the Annual Meeting and voting in person.

The presence at the Annual Meeting of the stockholder who has appointed a proxy will not of itself revoke the prior appointment.

Voting at the Annual Meeting; Record Date

Only holders of record of the Company's Common Stock at the close of business on July 1, 2003 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting. Except as noted below under "Proposal Two — Issuance of Common Stock upon Conversion of 8% Convertible Notes," such stockholders are entitled to cast one vote for each share of Common Stock held as of the Record Date and to vote on all matters properly submitted for the vote of stockholders at the Annual Meeting. As of the Record Date, approximately 42,094,830 shares of the Company's Common Stock were issued and outstanding. For information regarding security ownership by management and by the beneficial owners of more than 5% of the Company's Common Stock, see "Security Ownership of Management; Principal Stockholders" below.

Quorum; Required Vote

The required quorum for the transaction of business at the Annual Meeting is a majority of the shares of Common Stock issued and outstanding as of the Record Date. All shares represented at the meeting, whether in person or by a proxy, will be counted for the purpose of establishing a quorum.

The nominees for director in Proposal One will be elected by a plurality of the votes of shares represented, in person or by proxy, at the Annual Meeting. Approval of Proposal Two and Proposal Three requires the affirmative vote of a majority of the votes cast by the holders of shares of Common Stock voting in person or by proxy at the Annual Meeting, provided the number of affirmative votes cast constitutes at least a majority of the voting power of the required quorum.

If a stockholder submits a properly executed proxy and the stockholder has abstained from voting on any of the proposals, the Common Stock represented by the proxy will be considered present at the Annual Meeting for purposes of determining a quorum, but will have no effect on the outcome of the proposals.

Broker non-votes are votes that brokers holding shares of record for their customers are not permitted to cast under applicable stock exchange rules because the brokers have not received specific instructions from their customers as to certain proposals and the brokers do not otherwise have discretionary authority to vote the shares on such proposals. Broker non-votes will be considered present at the Annual Meeting for purposes of determining a quorum, but will have no effect on the outcome of the proposals.

Expenses of Solicitation

The Company will bear all expenses of this solicitation, including the cost of preparing and mailing this Proxy Statement. The Company may reimburse brokerage firms, custodians, nominees, fiduciaries and other persons representing beneficial owners of Common Stock for their reasonable expenses in forwarding solicitation material to such beneficial owners. Directors, officers and employees of the Company may also solicit proxies in person or by telephone, telegram, letter or facsimile. Such directors, officers and employees will not be additionally compensated, but they may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation.

Availability of Annual Report

Accompanying this Proxy Statement is a copy of the Company's Annual Report for the year ended December 31, 2002. Stockholders who would like additional copies of the Annual Report should direct their requests in writing to: Indus International, Inc., Attn: Gary Frazier, 3301 Windy Ridge Parkway, Atlanta, Georgia 30339.

Procedure for Submitting Stockholder Proposals

Stockholders of the Company are entitled to present proposals for consideration at forthcoming stockholder meetings provided that they comply with the proxy rules promulgated by the Securities and Exchange Commission and the Bylaws of the Company. The Company's Bylaws require a stockholder wishing to make a proposal at the Company's 2004 Annual Stockholder Meeting to submit such proposal to the Company prior to May 30, 2004, but no earlier than April 30, 2004. Furthermore, if a stockholder wishes to have a proposal included in the proxy statement and form of proxy relating to that meeting, the stockholder must submit the proposal to the Company by March 31, 2003.

PROPOSAL ONE

ELECTION OF DIRECTORS

Nominees

A Board of seven directors will be elected at the Annual Meeting. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the Company's seven nominees named below, five of whom are presently directors of the Company. If any nominee of the Company is unable or declines to serve as a director at the time of or prior to the Annual Meeting, the proxies will be voted for any nominee designated by the present Board of Directors to fill the vacancy. The Company has no reason to believe that any of the nominees will be unable or unwilling to serve. The term of office of each person elected as a director will continue until the next Annual Meeting of Stockholders and until such director's successor has been duly elected and qualified.

The names of the nominees, their ages as of the date of this Proxy Statement and certain information about them are set forth below:

Name of Nominee	Age	Principal Occupation
Gayle A. Crowell(1)	52	Consultant, Information Technology Group of Warburg Pincus LLC
Edward Grzedzinski(2)	48	President and Chief Executive Officer of NOVA Information Systems
William H. Janeway(2)	60	Vice Chairman of Warburg Pincus LLC
C. Frederick Lane	59	Partner of Dietz, Bearden, Lane & Associates LLC
Thomas R. Madison, Jr.	57	Chairman of the Board and Chief Executive Officer of the Company
Douglas S. Massingill(3)	45	Retired
Thomas E. Timbie(1)	45	President of Timbie & Company, LLC

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Prospective member of the Audit Committee.

Ms. Crowell has served as a director of the Company since October 19, 2000. Since July 2001, Ms. Crowell has been a full time consultant to Warburg Pincus LLC, focused on investments in enterprise software and services. Ms. Crowell served as president, chief executive officer and chairperson of the board of directors of RightPoint from 1998 until its acquisition by E.piphany in January 2000 and then served as the president of E.piphany.net and as a member of the E.piphany board before becoming a consultant to Warburg Pincus LLC. From 1994 to 1998, Ms. Crowell was senior vice president and general manager of worldwide field operations for Mosaix, Inc. She serves as chairperson of the board of directors at Evolve Software and also serves as a director of several privately held companies.

Mr. Grzedzinski has served as a director of the Company since February 1, 2001. He is the president and chief executive officer of NOVA Information Systems, which he co-founded in 1991. He also served as chairman of the board of directors of NOVA Information Systems from 1993 until July 2001, at which time NOVA Information Systems became a wholly-owned subsidiary of US Bancorp. Mr. Grzedzinski also serves as vice chairman of US Bancorp and serves as the chairman of the board of directors of EuroConex Technologies Ltd.

Mr. Janeway has served as a director of the Company since August 25, 1997. From March 17, 1999 to December 19, 2001, Mr. Janeway served as Chairman of the Board of the Company. From 1994 to August 25, 1997, he served as a director of TSW International, Inc., one of the predecessor entities of the Company. Since 1988, he has held various positions as a managing director at Warburg Pincus LLC where he has led its investing activities in the technology sector. Since 2000, Mr. Janeway has served as vice chairman of Warburg Pincus LLC. Mr. Janeway serves on the Board of Directors as a nominee of Warburg, Pincus Investors, LLC. Mr. Janeway also serves as a director of BEA Systems, Inc., Manugistics, Inc., VERITAS Software and several privately held companies.

Mr. Lane has been nominated for election to the Board at the 2003 Annual Meeting. Since 1999, Mr. Lane has served as an independent consultant in a variety of industries in the area of executive coaching and organizational development. He is currently a partner of Dietz, Bearden, Lane & Associates LLC, an international management consulting firm. From May 1996 to October 1998, Mr. Lane served as a consultant to the chief executive officer and senior staff of Lucent Technologies, Inc. and from October 1991 to May 1996, he served as Senior Vice President, Human Resources of a business division of AT&T. Mr. Lane also managed the regional service organization for AT&T, providing service and technical support to Fortune 50 companies in New York and New England from May 1989 to October 1991.

Mr. Madison has served as Chairman of the Board of the Company since December 19, 2001 and as a director of the Company since April 24, 2001. He has served as Chief Executive Officer of the Company since July 2002. From May 1999 until January 2001, Mr. Madison served as president and chief executive officer of Talus Solutions, an implementer of products and services that optimize pricing strategies and practices based upon customer buying behaviors. From March 1994 until May 1999, Mr. Madison served as group president and corporate vice president of Computer Sciences Corp. Mr. Madison also serves as a director of several privately held companies.

Mr. Massingill has been nominated for election to the Board at the 2003 Annual Meeting. He is currently retired, after having served as a venture partner of Armanda Ventures, L.P., a venture capital firm headquartered in Atlanta, Georgia, from September 2000 to February 2002. From June 1990 to April 2000, Mr. Massingill was employed with J.D. Edwards, with his most recent positions being president and chief executive officer and executive vice president and chief operating officer.

Mr. Timbie has served as a director of the Company since April 1, 2002. He is the president of Timbie & Company, LLC, a financial consulting firm he founded in 2000. Formerly, he was interim vice president and chief financial officer of e-dr. Network, Inc, a business-to-business exchange in the optical device market from January 2000 to October 2000. From April 1996 to December 1999, Mr. Timbie was the vice president and chief financial officer of Xomed Surgical Products, Inc., a medical device company. Mr. Timbie also serves as a director and audit committee chairman of Wright Medical Group, Inc., Medical Staffing Network Holdings, Inc. and American Medical Systems Holdings, Inc.

Board Meetings and Committees

The Board of Directors of the Company held a total of nine meetings in 2002. During 2002, no director attended fewer than 75% of the meetings of the Board or 75% of the meetings of the relevant committees during the period that he or she served as a director or member of such committee, except that Joseph Landy attended 67% of the Board meetings. The Board of Directors has two committees, an Audit Committee and a Compensation Committee.

The Audit Committee of the Board of Directors currently consists of Gayle A. Crowell, Thomas S. Robertson and Thomas E. Timbie. Mr. Timbie acts as chairman of the committee. On March 1, 2002, Mr. Madison stepped down from the Audit Committee due to his new position as Chairman of the Board, and Edward Grzedzinski was appointed in his place. On April 23, 2002, the Board reconfigured the Audit Committee to consist of Ms. Crowell, Dr. Robertson and Mr. Timbie. All Audit Committee members are "independent" as defined in the applicable listing standards of the NASD, other than Ms. Crowell who serves as a non-independent member of the Audit Committee. The Board determined that Ms. Crowell's appointment to the Audit Committee complies with the conditions stipulated in the NASD independence rules that allow "one non-independent director" to serve on the Audit Committee under exceptional and limited circumstances. Under the applicable listing standards of the NASD, Ms. Crowell is not considered "independent" because she is a full-time consultant for Warburg Pincus LLC, an affiliate of the Company. The Board believes her continued service on the Audit Committee is in the best interests of the Company because of her financial expertise. As further required by such rules, each of the committee members is financially literate and has financial management expertise.

The Audit Committee recommends engagement of the Company's independent auditors and is primarily responsible for approving the services performed by the Company's independent auditors and for reviewing and evaluating the Company's accounting principles and its system of internal accounting controls. To carry out its responsibilities, the Audit Committee held five meetings during 2002. The Charter for the Audit Committee of the Board of Directors was filed with the Company's Proxy Statement for its 2001 Annual Meeting of Stockholders and is available upon request from the Secretary of the Company.

The Compensation Committee of the Board of Directors currently consists of William H. Janeway and Edward Grzedzinski. Mr. Janeway acts as chairman of the committee. The Compensation Committee previously consisted of Mr. Janeway and Jeanne Wohlers until April 23, 2002, when Ms. Wohlers stepped down and was replaced with Mr. Grzedzinski. The Compensation Committee establishes the Company's executive compensation policy, determines the salary and bonuses of the Company's executive officers and recommends to the Board of Directors stock option grants for executive officers. To carry out its responsibilities, the Compensation Committee held three meetings during 2002.

Director Compensation

During 2002, directors received no cash fees for services provided in that capacity but were reimbursed for out-of-pocket expenses they incurred in connection with their attendance at meetings. As of March 28, 2003, the Board of Directors approved the payment of cash fees for services provided by each of our independent directors (as defined under NASD Rule 4200(a)(14)) in that capacity in the amount of $10,000 annually. Additional annual cash compensation is paid to independent directors that serve on committees, as follows: the chairperson of the Audit Committee, if independent, will receive an additional $10,000; the chairperson of the Compensation Committee, if independent, will receive an additional $5,000; all other members of the Audit Committee, if independent, will receive an additional $2,000; and all other members of the Compensation Committee, if independent, will receive an additional $1,000. Edward Grzedzinski and Thomas Timbie are "independent directors" (as defined under NASD Rule 4200(a)(14)). Gayle A. Crowell is considered an "independent director" for purposes of eligibility to receive this cash compensation. All cash compensation is paid in quarterly installments and is contingent on continued service on the Board or the applicable committee. During 2003, non-independent directors will continue to receive no cash fees for services provided in that capacity but will be reimbursed for out-of-pocket expenses incurred in connection with attendance at meetings.

Under the Company's 1997 Director Option Plan (the "Director Option Plan"), the Company has reserved 700,000 shares of Common Stock for issuance to the directors of the Company pursuant to non-qualified stock options. As of December 31, 2002, options to purchase an aggregate of 390,000 shares were outstanding under the Director Option Plan at a weighted average exercise price of $5.628 per share, of which options to purchase 100,000 shares were fully vested and immediately exercisable; no options had been exercised pursuant to the Plan; and 310,000 shares remained available for future grant.

Pursuant to the Director Option Plan, each director who is not an employee of the Company is automatically granted a non-qualified option to purchase 50,000 shares of Common Stock on the date such person becomes a director. Thereafter, each such person is automatically granted an option to acquire 17,500 shares of the Company's Common Stock upon such outside director's re-election at each Annual Meeting of Stockholders, provided that on such date such person has served on the Board of Directors for at least six months. All options granted under the Director Option Plan will become exercisable as to 25% of the shares subject to such option on each anniversary of its date of grant. In addition, each director appointed to serve as a chairperson of either the Audit Committee or the Compensation Committee is automatically granted a non-qualified option to purchase 5,000 shares of Common Stock of the Company on the date of such appointment and a non-qualified option to purchase an additional 5,000 shares of Common Stock of the Company at each Annual Meeting of Stockholders should he or she continue to serve in such capacity, provided that on such date such person shall have served as a committee chairperson for at least six months. Options granted to the chairpersons of the Audit and Compensation Committees become exercisable as to 100% of the shares subject to such option on the first anniversary of the date of the grant.

Effective February 1, 2002 when he commenced his service on the Board of Directors, Mr. Grzedzinski received options to purchase 50,000 shares at an exercise price of $6.20 per share. Effective April 1, 2002 when they commenced service on the Board of Directors, Dr. Robertson and Mr. Timbie each received options to purchase 50,000 shares at an exercise price of $5.22 per share. Effective April 23, 2002, Mr. Timbie and Mr. Janeway each received options to purchase 5,000 shares at an exercise price of $4.37 per share in connection with their service as chairpersons of the Audit Committee and the Compensation Committee, respectively. Effective May 8, 2002, Mr. Janeway, Mr. Landy and Ms. Crowell each received automatic grants of options to purchase 10,000 shares at an exercise price of $4.04 per share upon their reelection to the Board.

As of March 28, 2003, the Board of Directors approved a one-time grant of an option to acquire 15,000 shares of the Company's Common Stock under the 1997 Stock Plan to each non-employee director, including Ms. Crowell, Mr. Grzedzinski, Mr. Janeway, Dr. Robertson and Mr. Timbie, with an exercise price of $1.69 per share. All options granted under this Board action will become exercisable as to 25% of the shares subject to such option on each anniversary of its date of grant.

Nomination Agreement

The Company and Warburg, Pincus Investors, LP ("WPI") are parties to a Nomination Agreement that provides that for so long as WPI continues to own more than 15% of the outstanding shares of the Company's Common Stock, WPI will be permitted to nominate two persons to the Company's Board of Directors, and that for so long as WPI continues to own between 7% and 15% of the outstanding shares of the Company's Common Stock, WPI will be permitted to nominate one person to the Company's Board of Directors. The rights, duties and obligations of Robert W. Felton under the Nomination Agreement were terminated effective April 19, 2002.

Required Vote

The seven nominees receiving the affirmative vote of a plurality of the votes of the shares represented, in person or by proxy at the Annual Meeting, shall be elected as directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE NOMINEES LISTED ABOVE.

PROPOSAL TWO

ISSUANCE OF COMMON STOCK UPON CONVERSION OF 8% CONVERTIBLE NOTES

On March 5, 2003, the Company completed the acquisition of the Global Energy and Utilities Solutions business unit of Systems & Computer Technology Corporation, which we now refer to as Indus Utility Systems ("IUS"). To finance a portion of the acquisition of IUS, the Company sold, in private placements, approximately 6.8 million shares of its Common Stock for approximately $10.3 million and issued its 8% Convertible Notes to investors, including WPI and its affiliates and Thomas R. Madison, in an aggregate principal amount of approximately $14.5 million. The notes have a maturity date of December 5, 2003 and bear interest at a rate of 8% per annum, payable quarterly. See "Certain Transactions."

Upon stockholder approval and assuming an Annual Meeting date of July 29, 2003, the $14.5 million principal amount and all accrued and unpaid interest on the notes will automatically convert into shares of Common Stock at the rate of $1.50 per share for up to 9,791,871 shares of Common Stock. The terms of conversion of the notes will only be adjusted to give effect to stock dividends or stock splits or the reclassification, exchange or substitution of the Common Stock issuable upon conversion by the Company. The Company will not issue any fractional interests in converting these notes into Common Stock, but the Company will pay the note holders the cash amount of the unconverted principal balance of the notes that would otherwise be converted into such fractional interests.

Prior to stockholder approval of the issuance of shares of Common Stock upon conversion of the notes, the notes will not be convertible. Stockholder approval for the issuance of Common Stock is required by the applicable rules of the Nasdaq National Market. If the stockholders do not approve the issuance of shares of Common Stock upon the conversion of the notes, the notes will not be convertible and will remain outstanding until their maturity date of December 5, 2003, at which time the Company will be required to repay the entire principal amount of the notes, plus accrued interest.

Dilutive Effect

Upon the conversion of the notes into shares of Common Stock and assuming an Annual Meeting date of July 29, 2003, the Company will issue up to 9,791,871 shares, or approximately 23% of the outstanding shares of Common Stock. This issuance of shares will result in significant additional dilution to the existing holders of Common Stock in that their percentage ownership will decline as a result of the conversion. For purposes of example only, a stockholder who owned 10% of the Company's Common Stock on the record date, would own approximately 8% of the shares outstanding after such conversion and shares issuance.

Required Vote

The affirmative vote of a majority of the votes cast by the holders of shares of Common Stock voting in person or by proxy at the Annual Meeting, provided the number of affirmative votes cast constitutes at least a majority of the voting power of the required quorum, will be required to approve the issuance of shares of Common Stock upon conversion of the 8% Convertible Notes. For purposes of compliance with Nasdaq rules and interpretations, those stockholders of the Company who in the aggregate purchased 6.8 million shares of Common Stock on March 5, 2003 (as discussed above) will not be permitted to vote the 6.8 million shares of Common Stock acquired by such stockholders in that transaction on this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ISSUANCE OF SHARES OF COMMON STOCK UPON CONVERSION OF THE COMPANY'S 8% CONVERTIBLE NOTES.

PROPOSAL THREE

ADOPTION OF 2003 EMPLOYEE STOCK PURCHASE PLAN

On March 28, 2003, the Board of Directors adopted, subject to stockholder approval at the Annual Meeting, the Indus International, Inc. 2003 Employee Stock Purchase Plan (the "Plan"). A summary of the Plan is set forth below. The summary is qualified in its entirety by reference to the full text of the Plan, which is attached to this Proxy Statement as Appendix A.

Purpose

The purpose of the Plan is to enhance the proprietary interest, through ownership of Common Stock of the Company, among the employees of the Company and its subsidiaries designated by the Company as eligible to participate in the Plan.

Administration

The Plan will be administered by the Compensation Committee of the Board of Directors (the "Committee"). Subject to the express provisions of the Plan, the Committee has authority to interpret and construe the provisions of the Plan, to adopt rules and regulations for administering the Plan, and to make all other determinations necessary or advisable for administering the Plan. The Committee will select from time to time an administrator to operate and perform the day-to-day administration of the Plan and maintain records of the Plan.

Terms of the Plan

Stock Subject to the Plan. A maximum of 2,500,000 shares of Common Stock will be made available for purchase by participants under the Plan, subject to appropriate adjustment for stock dividends, stock split or combination of shares, recapitalization or other changes in the Company's capitalization. The shares issuable under the Plan may be issued out of authorized but unissued shares or may be shares issued and later acquired by the Company. All cash received or held by the Company under the Plan may be used by the Company for any corporate purpose.

Eligibility. All employees of the Company or its participating subsidiaries who are regularly scheduled to work at least 20 hours each week and at least five months each calendar year are eligible to participate in the Plan. As of May 31, 2003, there were approximately 970 persons eligible to participate in the Plan.

An eligible employee may elect to become a participant in the Plan by filing with the administrator a request form which authorizes a regular payroll deduction from the employee's paycheck. A participants' request form authorizing a payroll deduction will remain effective from offering period to offering period until amended or canceled. Offering periods are the six-month periods beginning January 1 and July 1 of each year during which options to purchase Common Stock are outstanding under the Plan. If the Plan is approved by the stockholders, the first offering period in 2003 will begin on September 1. A participant's payroll deduction must be in any whole dollar amount or percentage from one to 20 percent of such participant's base eligible compensation payable each pay period, and at any other time an element of eligible compensation is payable. A participant may not make cash contributions or payments to the Plan.

A book account will be established for each participant, to which the participant's payroll deductions will be credited, until these amounts are either withdrawn, distributed or used to purchase Common Stock, as described below. No interest will be credited on these cash amounts. Whole shares of Common Stock will be held in the participant's account until distributed as described below.

On the first day of each offering period each eligible employee is granted an option to purchase on the last day of the offering period (the "Purchase Date") at the price described below (the "Purchase Price") the number of full shares of Common Stock which the cash credited to the participant's account at that time will purchase at the Purchase Price. An employee may not be granted an option for an offering period if immediately after the grant, he or she would own 5% or more of the total combined voting power or value of all classes of stock of the Company or any of its subsidiaries. A participant cannot receive options that, in combination with options under other plans qualified under Section 423 of the Internal Revenue Service Code (the "Code"), would result during any calendar year in the purchase of shares having an aggregate fair market value of more than $25,000. The maximum number of shares of Common Stock that may be purchased by any participant in the Plan during any one offering period is 10,000 shares.

Unless the cash credited to a participant's account is withdrawn or distributed, his or her option to purchase shares of Common Stock will be deemed to have been exercised automatically on the Purchase Date. The cash balance, if any, remaining in the participant's account at the end of an offering period will be refunded to the participant, without interest. The Purchase Price will be the lesser of:

- 85% of the fair market value of the Common Stock on the first trading day of the offering period; or
- 85% of the fair market value of the Common Stock on the last trading day of the offering period.

Since the shares will be purchased at less than market value, employees will receive a benefit from participating in the Plan.

Options to purchase shares under the Plan are not transferable by the participant other than by will or by the laws of descent and distribution and are exercisable only by the participant during his or her lifetime.

No Employment Rights. Neither the establishment of the Plan, the grant of any options to purchase stock under the Plan, nor the purchase of stock under the Plan will be deemed to give to any employee the right to be retained in the employ of the Company or any of its subsidiaries or to interfere with the right of the Company or any such subsidiary to discharge any employee or otherwise modify the employment relationship at any time.

Termination of Employment. If a participant terminates employment, the cash balance in the participant's account will be returned to the participant (or his or her beneficiary in the case of the participant's death) in cash, without interest, as soon as practicable, and certificates for the shares of Common Stock credited to the participant's account will be distributed as soon as practicable or other appropriate evidence of ownership effected.

Amendment and Termination of the Plan. The Committee may amend the Plan, in whole or in part, at any time; provided, however, that no amendment may (i) affect any right or obligation with respect to any grant previously made, unless required by law, or (ii) unless previously approved by the stockholders of the Company, where such approval is necessary to satisfy the Code, the rules of any stock exchange on which the Common Stock is listed, or the requirements necessary to meet any exemption from the application of federal securities laws, (a) materially affect the eligibility requirements, or (b) increase the number of shares of Common Stock eligible for purchase under the Plan. The Plan may be terminated by the Committee at any time, in which event the administrator will terminate all contributions to the Plan. Cash balances then credited to participants' accounts will be distributed as soon as practicable, without interest.

Federal Income Tax Consequences to the Company and to Participants

The Plan is designed to qualify as an Employee Stock Purchase Plan under Section 423 of the Code. The following discussion is a summary of the U.S. federal income tax provisions relating to the grant and exercise of awards under the Plan and the subsequent sale of Common Stock acquired under the Plan. The tax effect of purchasing stock under the Plan may vary depending upon the particular circumstances, and the income tax laws and regulations change frequently. Participants should rely upon their own tax advisors for advice concerning the specific tax consequences applicable to them, including the applicability and effect of state, local, and foreign tax laws.

Neither the grant nor the exercise of options under the Plan will have a tax impact on the participant or the Company. If a participant disposes of the Common Stock acquired upon the exercise of his options after at least two years from the date of grant and one year from the date of exercise, then the participant must treat as ordinary income the amount by which the lesser of (i) the fair market value of the Common Stock at the time of disposition, or (ii) the fair market value of the Common Stock at the date of grant exceeds the Purchase Price. Any gain in addition to this amount will be treated as a capital gain. If a participant holds Common Stock at the time of his or her death, the holding period requirements are automatically deemed to have been satisfied and he or she will realize ordinary income in the amount by which the lesser of (i) the fair market value of the Common Stock at the time of death, or (ii) the fair market value of the Common Stock at the date of grant exceeds the Purchase Price. The Company will not be allowed a deduction if the holding period requirements are satisfied. If a participant disposes of Common Stock before expiration of two years from the date of grant and one year from the date of exercise, then the participant must treat as ordinary income the excess of the fair market value of the Common Stock on the date of exercise of the option over the Purchase Price. Any additional gain will be treated as long-term or short-term capital gain or loss, as the case may be. The Company will be allowed a deduction equal to the amount of ordinary income recognized by the participant.

Benefits to Named Executive Officers and Others

Participation in the Plan is voluntary. Consequently, it is not presently possible to determine either the benefits or amounts that will be received by any person or group pursuant to the Plan, or that would have been received if the Plan had been in effect during the last fiscal year.

The closing price per share of the common stock on June 27, 2003 was $2.10.

Required Vote

The affirmative vote of a majority of the votes cast by the holders of the shares of Common Stock voting in person or by proxy at the Annual Meeting, provided the number of affirmative votes cast constitutes at least a majority of the voting power of the required quorum, will be required to adopt the Plan.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ADOPTION OF THE 2003 EMPLOYEE STOCK PURCHASE PLAN.

CONSIDERATION OF AUDITORS' FEES

Audit Fees

Audit fees billed to the Company by Ernst & Young LLP for its audit of the Company's annual financial statements for the year ended December 31, 2002, and for its review of the financial statements included in the Company's Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission for 2002 totaled approximately $434,000.

Financial Information Systems Design and Implementation Fees

The Company did not engage Ernst & Young LLP to provide advice to the Company regarding financial information systems design and implementation during the year ended December 31, 2002.

All Other Fees

Fees billed to the Company by Ernst & Young LLP during 2002 for all other services rendered to the Company totaled approximately $884,000, including audit related services of $20,000, tax related services of $844,000 and non audit services of $20,000. Audit-related services include fees for employee benefit plan audits. The non audit services related to due diligence in connection with a potential acquisition considered by the Company in 2002.

The Audit Committee has determined that the provision of such services is compatible with the independence of Ernst & Young LLP as the Company's auditors. See "Audit Committee Report."

Representatives of Ernst & Young LLP are expected to be available at the Annual Meeting with the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

AUDIT COMMITTEE REPORT

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. The Audit Committee operates under a written charter adopted by the Board of Directors. This report reviews the actions taken by the Audit Committee with regard to the Company's financial reporting process during 2002 and particularly with regard to the Company's audited consolidated financial statements as of December 31, 2002.

The Company's management has the primary responsibility for the Company's financial statements and reporting process, including the systems of internal controls. The Company's independent auditors are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and issuing a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes and to recommend annually to the Board the accountants to serve as the Company's independent auditors for the coming year. The Audit Committee has implemented procedures to ensure that during the course of each fiscal year it devotes the attention that it deems necessary or appropriate to fulfill its oversight responsibilities under the Audit Committee's charter.

The Audit Committee has reviewed and discussed with management the Company's audited financial statements for the year ended December 31, 2002, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed and discussed with Ernst & Young LLP, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of our accounting principles and such other matters as are required to be discussed with the Audit Committee under Statement of Auditing Standard No. 61. The Audit Committee also discussed with Ernst & Young LLP the overall scope and plans for their audit. The Audit Committee met with the independent auditors, with and without management present, to discuss the results of their examination, their evaluations of our internal controls, and the overall quality of our financial reporting.

Ernst & Young LLP reported to the Audit Committee:

- all critical accounting policies and practices to be used;
- all alternative treatments within generally accepted accounting principles for policies and practices related to material items that were discussed with management, including ramifications of the use of such alternative disclosures and treatments and the treatment preferred by Ernst & Young LLP; and
- other material written communications between Ernst & Young LLP and management.

The Audit Committee reviewed the written disclosures and the letter from Ernst & Young LLP as required by Independence Standards Board No. 1 and discussed with Ernst & Young LLP the independence of Ernst & Young LLP.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for filing with the Securities and Exchange Commission for the year ended December 31, 2002.

No portion of this Audit Committee Report shall be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), through any general statement incorporating by reference in its entirety the Proxy Statement in which this report appears, except to the extent that the

Company specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed to be filed under either the Securities Act or the Securities Exchange Act.

The Audit Committee of the Board of Directors

Gayle A. Crowell
Thomas S. Robertson
Thomas E. Timbie

EXECUTIVE COMPENSATION

The following table sets forth the compensation paid by the Company for the three most recently completed fiscal years to all individuals serving as the Company's Chief Executive Officer during the last completed fiscal year and the Company's executive officers who were serving in such capacity at the end of the last completed fiscal year (collectively, the "Named Executive Officers"):

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-term Compensation Awards	
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compensation($)(1)	Securities Underlying Options	All Other Compensation($)(2)
Thomas R. Madison, Jr.	2002	325,000	—	—	896,000	—
Chief Executive Officer and Chairman of the Board	2001	8,653	—	—	50,000(3)	—
Kent O. Hudson(4)	2002	275,000	237,600	68,650	—	1,380,350
Former President and Chief	2001	550,000	137,500	77,880	—	2,560
Executive Officer	2000	538,732	268,654	—	1,000,000	5,950
Jeffrey A. Babka(5) Executive Vice President Finance and Administration, Chief Financial Officer and Secretary	2002	176,042	59,065	—	450,000	—
Gregory J. Dukat(6) Executive Vice President of Worldwide Operations	2002	72,928	—	—	450,000	—

(1) "Other Annual Compensation" is itemized as follows:

- In 2002, Mr. Hudson received $68,400 in payment for accrued and unused vacation as of the date he ceased to be an employee of the Company and $250 in reimbursement of club memberships.
- In 2001, Mr. Hudson received $75,000 in relocation expenses, $2,530 in reimbursement of his physical examination at the Mayo Clinic and $350 in reimbursement of club memberships.

(2) "All Other Compensation" is itemized as follows:

- In 2002, Mr. Hudson received $1,375,000 in severance payments under the terms of his employment agreement with the Company, $1,020 in vested 401(k) matching contributions from the Company and $4,330 in life and health insurance premiums.
- In 2001, Mr. Hudson received $1,360 in life and health insurance premiums and $1,200 in vested 401(k) matching contributions from the Company.
- In 2000, Mr. Hudson received $5,950 in life and health insurance premiums.

(3) Mr. Madison received an option grant on April 24, 2001 to purchase 50,000 shares of the Company's Common Stock as an independent director under the 1997 Director Option Plan prior to becoming the Company's Chairman of the Board on December 19, 2001.

(4) Mr. Hudson resigned his positions at the Company effective June 30, 2002.

(5) Mr. Babka became the Executive Vice President Finance and Administration, Chief Financial Officer and Secretary of the Company effective April 2002.

(6) Mr. Dukat became the Executive Vice President of Worldwide Operations of the Company effective September 2002.

OPTION GRANTS IN LAST FISCAL YEAR

The following table sets forth information regarding each grant of options to purchase Common Stock of the Company made to a Named Executive Officer during 2002. Options were granted under the Company's 1997 Stock Option Plan. All options were granted at an exercise price equal to the fair market value of the Company's Common Stock on the date of grant. Options may terminate before their expiration upon the death, permanent disability or termination of status as an employee or consultant of a particular Named Executive Officer.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term($)(1)	
Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price per Share($)	Expiration Date	5%	10%
Thomas R. Madison, Jr.	446,000	13.1%	$5.40	3/4/12	$1,514,630	$3,838,369
	450,000	13.2%	1.38	7/10/12	390,544	989,714
Jeffrey A. Babka	350,000	10.3%	4.55	4/3/12	1,001,515	2,538,035
	100,000	2.9%	1.38	7/10/12	86,787	219,936
Gregory J. Dukat	450,000	13.2%	1.50	9/16/12	424,504	1,075,776

(1) Potential gains are net of exercise price, but before taxes associated with exercise. Potential realizable value is based on the assumption that the Common Stock of the Company appreciates at the annual rate shown (compounded annually) from the date of grant until the expiration of the option term. These values are calculated based on Securities and Exchange Commission requirements and do not reflect the Company's estimate of future stock price growth. Actual gains, if any, on stock option exercises are dependent on the future performance of the Company's Common Stock and overall market conditions.

AGGREGATE OPTION EXERCISES IN 2002 AND YEAR-END VALUES

The following table sets forth information concerning the shares of Common Stock acquired and the value realized upon the exercise of stock options during 2002, the number of shares of Common Stock underlying exercisable and unexercisable options held by each of the Named Executive Officers as of December 31, 2002 and the values of unexercised "in-the-money" options as of that date.

			Number of Securities Underlying Unexercised Options at December 31, 2002		Value of Unexercised in-the-Money Options at Fiscal Year-End($)(1)	
Name	Shares Acquired on Exercise	Value Realized($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Thomas R. Madison, Jr	—	—	12,500	933,500	$0	$117,000
Kent O. Hudson	—	—	750,000	—	0	0
Jeffrey A. Babka	—	—	87,500	362,500	0	26,000
Gregory J. Dukat	—	—	—	450,000	0	63,000

(1) Determined by taking the difference between the closing price of the Company's Common Stock on December 31, 2002 of $1.64 per share less the exercise price of the option granted, multiplied by the number of shares subject to the option. If the exercise price of the option exceeds the closing price, the value of the option is not in-the-money and the value is deemed to be zero.

Employment Contracts and Termination of Employment and Change-In-Control Arrangements

Thomas R. Madison, Jr. The Company has entered into an employment agreement with Thomas R. Madison, Jr., its Chief Executive Officer and Chairman of the Board, dated as of April 29, 2003. The employment agreement continues in effect until terminated by the Company, with or without cause, by Mr. Madison for good reason or no reason, or by reason of Mr. Madison's death or disability. Under this employment agreement, Mr. Madison is to receive an annual base salary of $400,000, and a discretionary bonus of up to one hundred percent of his base salary, payable, if at all, at the discretion of the Company's Compensation Committee of the Board of Directors.

If Mr. Madison's employment is terminated without "cause" or it is terminated by Mr. Madison for "good reason" (as those terms are defined in the employment agreement), Mr. Madison will receive one year of his base salary payable over 12 months, a bonus payment equal to his base salary payable in a lump sum, full COBRA benefits for 18 months, and his options (to the extent vested) shall be exercisable for 15 months. If the employment agreement terminates due to Mr. Madison's death or disability, Mr. Madison or his beneficiary will receive one year of his base salary payable over 12 months, a bonus payment equal to one year of his base salary payable in a lump sum, with respect to disability, full COBRA benefits for 12 months, and his options (to the extent vested) shall be exercisable for 15 months.

In addition, Mr. Madison's employment agreement contains provisions related to a change in control (as defined in the agreement) of the Company. Upon the earlier of six months following a change of control, or termination of his employment without cause or by Mr. Madison for good reason following the change of control, Mr. Madison's options shall fully vest and become exercisable and may be exercised for 15 months. In the event that Mr. Madison's employment is terminated without cause or by Mr. Madison for good reason following a change of control, or he terminates his employment with or without cause after six months following the change of control, he shall receive one year of his base salary payable in a lump sum, a bonus payment equal to one year of his base salary payable in a lump sum, full COBRA benefits for 18 months, and his options (to the extent vested) shall be exercisable for 15 months.

Jeffrey A. Babka. The Company has entered into an employment agreement with Jeffrey A. Babka, its Executive Vice President and Chief Financial Officer, dated as of April 29, 2003. The employment agreement continues in effect until terminated by the Company, with or without cause, by Mr. Babka for good reason or no reason, or by reason of Mr. Babka's death or disability. Under this employment agreement, Mr. Babka is to receive an annual base salary of $250,000, and a discretionary bonus of up to one hundred percent of his base salary, payable, if at all, at the discretion of the Company's Compensation Committee of the Board of Directors.

If Mr. Babka's employment is terminated without "cause" or it is terminated by Mr. Babka for "good reason" (as those terms are defined in the employment agreement), Mr. Babka will receive one year of his base salary payable over 12 months, full COBRA benefits for 18 months, and his options (to the extent vested) shall be exercisable for 15 months. If the employment agreement terminates due to Mr. Babka's death or disability, Mr. Babka or his beneficiary will receive one year of his base salary payable over 12 months, with respect to disability, full COBRA benefits for 12 months, and his options (to the extent vested) shall be exercisable for 15 months.

In addition, Mr. Babka's agreement contains provisions related to a change in control (as defined in the agreement) of the Company. Upon the earlier of six months following a change of control, or termination of his employment without cause or by Mr. Babka for good reason following the change of control, his options shall fully vest and become exercisable and may be exercised for 15 months. In the event that Mr. Babka's employment is terminated without cause or by Mr. Babka for good reason following a change of control, or Mr. Babka terminates his employment with or without cause after six months following the change of control, Mr. Babka shall receive one year of his base salary payable in a lump sum, full COBRA benefits for 18 months, and his options (to the extent vested) shall be exercisable for 15 months.

Gregory J. Dukat. The Company has entered into an employment agreement with Gregory J. Dukat, its Executive Vice President of Worldwide Operations, dated September 16, 2002. The agreement provides for "at-will" employment. Under this employment agreement, Mr. Dukat is to receive an annual base salary of $250,000 and a discretionary bonus of up to one hundred percent of his base salary, payable, if at all, at the discretion of the Company's Compensation Committee or the Board of Directors. The agreement also provides for an option to purchase 450,000 shares of the Company's Common Stock.

If Mr. Dukat's employment is terminated without "cause" or it is terminated by Mr. Dukat for "good reason" (as those terms are defined in the employment agreement), Mr. Dukat will receive one year of his base salary and full COBRA benefits for 12 months.

In addition, the Company entered into a change of control severance agreement with Mr. Dukat, dated September 16, 2002. The agreement provides that if within 12 months following a change in control (as that term is defined in the change of control severance agreement), Mr. Dukat's employment is terminated without "cause" or it is terminated by Mr. Dukat for "good reason" (as those terms are defined in the change of control severance agreement), Mr. Dukat shall receive one year of his base salary, full COBRA benefits and his options shall accelerate and be automatically vested in full and become exercisable.

COMPENSATION COMMITTEE REPORT

Overview and Philosophy

The Compensation Committee of the Board of Directors is responsible for reviewing and approving all executive officer pay plans and for developing recommendations for stock option grants for approval by the Board of Directors. These include the following compensation elements: base salaries, annual incentives, stock options and various benefit plans.

The Committee is composed of two non-employee directors. It is the Committee's objective that executive compensation be based on the Company's business performance. Specifically, the Company's executive compensation program is designed to reward exceptional executive performance that results in enhanced corporate and stockholder values.

Published industry pay salary data is reviewed and relied upon in the Committee's assessment of appropriate compensation levels, specifically the analysis of proxies of certain public software companies and appropriate and relevant compensation surveys.

The Committee recognizes that the industry sector in which the Company operates is both highly competitive and undergoing significant globalization with the result that there is substantial demand for qualified, experienced executive personnel. The Committee considers it crucial that the Company be assured of retaining and rewarding its top caliber executives who are essential to the attainment of the Company's ambitious long-term, strategic goals.

For these reasons, the Committee believes the Company's executive compensation arrangements must remain competitive with those offered by other companies of similar size, scope, performance levels and complexity of operations, including some, but not all, of the companies comprising the Nasdaq Stock Market Composite-US Index and the Nasdaq Computer Equipment And Data Processing Index.

Annual Cash Compensation (Base Salary Plus Performance Incentives)

The Committee believes that annual cash compensation should be paid commensurate with attained performance. The Company's executive cash compensation consists of base compensation and performance incentives. Base salaries for executive officers are established by considering a number of factors, including the Company's operating results; the executive's individual performance and measurable contribution to the Company's success; and pay levels of similar positions with comparable companies in the industry. The Committee believes that its executive compensation must remain competitive for it to retain talented executives. Base salaries are typically reviewed annually.

The purpose of annual performance incentive compensation is to provide cash compensation that is at-risk on an annual basis and is contingent on the achievement of annual business and operating objectives. Annual incentives measure business performance and individual performance, and are designed to provide a pay-out scale with high upside opportunity for high performance and zero payout for low performance. The Compensation Committee sets targets for executive bonuses each year and the payout of those bonuses, if any, is determined based on the Company's operating results, the executive's measurable contribution to the Company's success, and bonus levels of similar positions with comparable companies in the industry.

For 2002, Mr. Madison requested that no action be taken on executive bonuses and no executive bonuses were paid, other than a bonus to Jeffrey A. Babka of approximately $59,000, which was a contractual obligation in his employment agreement. The absence of executive bonus recommendations reflects the view of both management and the Compensation Committee that executive bonuses should be based on the factors described above. Mr. Babka's bonus was a contractual obligation that the Compensation Committee determined was necessary and appropriate to induce Mr. Babka to take the position of Chief Financial Officer in April 2002. There are currently no guaranteed executive bonuses for 2003 or beyond.

Long-Term Incentive: Stock Options

The Committee recommends executive stock options under the Company's 1997 Stock Plan to foster executive officer ownership of the Company's Common Stock, to stimulate a long-term orientation in decisions and to provide direct linkage with stockholder interests. The Committee considers the total compensation package, industry practices and trends, the executive's accountability level, and assumed potential stock value in the future when granting stock options. The Committee recommends option amounts to provide retention considering projected earnings to be derived from option gains based upon relatively conservative assumptions relating to planned growth and earnings. Therefore, the stock option program is intended to serve as an effective and competitive long-term incentive and retention tool for the Company's executives, as well as other key employees. The exercise prices of stock options granted to executive officers are equal to the fair market value of the Company's Common Stock on the date of grant. Therefore, stock options provide an incentive to maximize the Company's profitable growth that ordinarily, over time, should be reflected in the price of the Company's Common Stock.

For example, in July 2002, at the recommendation of Mr. Madison, the Compensation Committee awarded options to purchase 1.3 million shares of the Company's Common Stock to seventeen key employees of the Company. The purpose of these grants was to align these key employees with the new leadership and management team in a team-oriented participative culture. The exercise prices of these stock options are equal to the fair market value of the Company's Common Stock on the date of grant and they vest 25% per year over four years.

Benefits

The Company provides benefits to the named executive officers that are generally available to all employees of the Company.

Chief Executive Officer Compensation

Compensation for the Chief Executive Officer is determined by a process similar to that discussed above for executive officers. Mr. Madison became the Chairman of the Board in December 2001, and Chief Executive Officer in July 2002. In December 2001, Mr. Madison entered into an employment agreement with the Company, which was formally ratified and approved by the Compensation Committee in January 2002. When Mr. Madison became Chief Executive Officer in July 2002, the Compensation Committee increased his base annual salary from $250,000 to $400,000. Mr. Madison requested that no action be taken on his discretionary bonus for 2002 and no bonus was paid to Mr. Madison in 2002. In addition, Mr. Madison received options to purchase 896,000 shares of the Company's Common Stock in 2002. See "Employment Contracts and Termination of Employment and Change-in-Control Arrangements" of this Proxy Statement. Mr. Madison's salary under his employment agreement and his stock option grants were based on:

- the Compensation Committee's belief that this compensation package was necessary to induce Mr. Madison to become Chief Executive Officer of the Company;
- the Compensation Committee's belief that his past experience and performance would provide a measurable contribution to the Company's success; and
- pay levels of similar positions with comparable companies in the industry.

Effective October 1, 2001, the Company entered into a new employment agreement with Mr. Hudson, its former Chief Executive Officer, which was formally ratified and approved by the Compensation Committee in January 2002. The compensation package in this employment agreement was designed to give Mr. Hudson a compensation package comparable to other chief executive officers in the information technology industry for companies of similar size. In particular, Mr. Hudson's compensation was comprised of $550,000 in annual salary and up to $550,000 in annual bonus, payable, if at all, at the discretion of the Compensation Committee of the Board of Directors. In February 2002, Mr. Hudson was given a bonus of $237,600 related to 2001 performance. Mr. Hudson's bonus for 2001 was based on the Company's operating results, particularly the Company's profitability during the third and fourth quarters of 2001 and his individual performance and contribution to the Company's success in 2001. Due to his separation from the Company effective June 30, 2002, Mr. Hudson did not receive a bonus for 2002 and did not receive additional stock option grants in 2002. In accordance with the terms of his employment agreement, Mr. Hudson received a lump-sum severance payment of $1.1 million in 2002, representing two times his base salary. In addition, commencing July 1, 2002, Mr. Hudson will be paid additional severance equal to his base salary at the time of his separation for a period of 24 months, payable in accordance with the Company's payroll practices, along with COBRA benefits for 18 months.

It is the opinion of the Committee that the aforementioned compensation policies and structures provide the necessary discipline to properly align the Company's corporate economic performance and the interest of the Company's stockholders with progressive, balanced and competitive executive total compensation practices in an equitable manner.

The Compensation Committee of the
Board of Directors

William H. Janeway
Edward Grzedzinski

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information about the Common Stock that may be issued under all of the Company's existing equity compensation plans as of December 31, 2002.

Plan Category*	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Stockholders..	9,580,998	$4.47	2,667,335

* All of the Company's equity compensation plans have been approved by its stockholders.

PERFORMANCE GRAPH

The following graph compares the cumulative total return for the Company's Common Stock with the cumulative total return of the Nasdaq Stock Market Composite — U.S. Index and the Nasdaq Computer Equipment And Data Processing Index. The graph assumes that $100 was invested on December 31, 1997 in the Company's Common Stock, the Nasdaq Stock Market Composite — U.S. Index and the Nasdaq Computer Equipment And Data Processing Index, including reinvestment of dividends. No dividends have been declared or paid on the Company's Common Stock. Note that historic stock price performance is not necessarily indicative of future stock price performance.



$400.00
$350.00
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
1997
1998
1999
2000
2001
2002
Indus International
NASDAQUS
NASDAQCOMPUTER

	1997	1998	1999	2000	2001	2002
Indus International, Inc.	$100.00	$ 96.55	$168.10	$ 29.31	$100.69	$ 22.62
Nasdaq Stock Market Composite — US Index	100.00	140.99	262.00	157.59	125.05	85.83
Nasdaq Computer Equipment and Data Processing Index	100.00	183.41	376.19	209.54	158.71	100.85

CERTAIN TRANSACTIONS WITH MANAGEMENT

On March 5, 2003, the Company issued each of WPI, an affiliate of the Company, and Mr. Madison, the Company's Chief Executive Officer and Chairman of the Board, 8% Convertible Notes pursuant to a

Purchase Agreement dated as of February 12, 2003. WPI purchased approximately $4.9 million principal amount of the notes, and Mr. Madison purchased $100,000 principal amount of the notes. WPI also purchased 72,666 shares of Common Stock of the Company pursuant to the Purchase Agreement. In connection with the issuance of the Common Stock and the notes by the Company, the Company also entered into registration rights agreements pursuant to which the Company agreed to file registration statements registering all of the shares of Common Stock issued and all of the Common Stock to be issued upon conversion of the notes for resale. The Company is required to perform various other related actions pursuant to the registration rights agreement and to indemnify the selling stockholders from certain liabilities in connection with the registration of their shares for resale. The terms of the financing of the Company's acquisition of IUS, including the sale of the Common Stock and the 8% Convertible Notes, were negotiated by representatives of the independent third party purchasers, by the Company, and, on behalf of the Company, by C.E. Unterberg, Towbin, the Company's placement agent. The Company believes that these transactions were on terms no less favorable to the Company than could have been obtained from unaffiliated third parties on an arms' length basis.

SECURITY OWNERSHIP OF MANAGEMENT; PRINCIPAL STOCKHOLDERS

The table below sets forth, as of June 17, 2003, certain information with respect to the beneficial ownership of the Company's Common Stock by (i) each person known by the Company to own beneficially more than five percent (5%) of the outstanding shares of Common Stock; (ii) each Named Executive Officer; (iii) each director of the Company; and (iv) all current directors and executive officers as a group.

Name and Address	Shares Beneficially Owned(1)	Approximate Percentage of Ownership(1)
Warburg, Pincus Investors, LP(2)(3)	14,839,429	34.98%
William H. Janeway(2)(4)	14,884,429	35.32
Joseph P. Landy(2)(4)	14,879,429	35.31
Liberty Wanger Asset Management, L.P.(5)	3,720,000	8.84
Liberty Acorn Trust(5)	3,300,000	7.84
P.A.W. Capital Corp.(6)	2,313,333	5.50
Peter A. Wright(6)	2,313,333	5.50
Thomas R. Madison, Jr.(7)	253,999	*
Jeffrey A. Babka(7)	201,500	*
Gayle A. Crowell(8)	82,500	*
Gregory J. Dukat	—	—
Edward Grzedzinski(9)	22,500	*
Thomas S. Robertson(10)	12,500	*
Thomas E. Timbie(10)	17,500	*
Kent O. Hudson(10)	750,000	1.75
All current directors and executive officers as a group (9 persons)	15,514,928	36.29

* Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deems shares to be beneficially owned by any person who has or shares voting power or investment power with respect to such shares. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of the Company's Common Stock that will be issuable to the identified person or entity pursuant to stock options or warrants that are either immediately exercisable or exercisable within sixty days of June 17, 2003 are

deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2) Represents shares held by Warburg, Pincus Investors, LP ("WPI"). Warburg Pincus & Co. ("WP") is the sole General Partner of WPI. Warburg Pincus LLC ("WP LLC") manages WPI. The members of WP LLC are substantially the same as the partners of WP. William H. Janeway and Joseph P. Landy, directors of Indus International, Inc., are vice chairman and co-president, respectively, of WP LLC and general partners of WP. Messrs. Janeway and Landy may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934, as amended) in an indeterminate portion of the shares beneficially owned by WPI. Because of their affiliation with WP, WPI and WP LLC, 14,839,429 of the shares are indicated as beneficially owned by Messrs. Janeway and Landy. Messrs. Janeway and Landy each disclaim beneficial ownership, for purposes of Section 16 of the Exchange Act or otherwise, of all such shares owned by WP, WPI and WP LLC. Their address is c/o of Warburg Pincus LLC, 466 Lexington Avenue, New York, New York 10017. Includes 329,219 shares issuable upon the exercise of currently exercisable warrants held by WPI.

(3) Robert W. Felton, the Company and WPI entered into a Stock Purchase Agreement dated January 13, 1999 (the "Felton Purchase Agreement"). Under the Felton Purchase Agreement, WPI purchased 5,000,000 shares of the Company's Common Stock from Mr. Felton and WPI agreed that with respect to any proposal presented to the Company's stockholders it will exercise its voting right with respect to any shares of capital stock of the Company owned by it such that the votes of WPI and its affiliates are limited to 50% or less of the votes eligible to be cast on such proposal, except that WPI may vote its shares of capital stock in excess of such 50% vote in the same proportions as the other stockholders of the Company vote their shares of capital stock entitled to vote on such proposal.

(4) Includes 45,000 shares for Mr. Janeway and 40,000 shares for Mr. Landy that are subject to options exercisable within 60 days of June 17, 2003, which were granted to each of Messrs. Janeway and Landy in their capacity as directors.

(5) Represents shares reported on Schedule 13G for the period ended December 31, 2002 of which Liberty Wanger Asset Management, L.P. and WAM Acquisition GP, Inc., its general partner, have shared voting and investment power. Of these 3,720,000 shares beneficially owned by WAM, Liberty Acorn Trust has shared voting and investment power over 3,300,000 shares. The address of WAM is 227 West Monroe Street, Suite 3000, Chicago, Illinois 60606.

(6) Represents shares reported on Schedule 13G for the period ended December 31, 2002 of which P.A.W. Capital Corp. and Peter A. Wright have shared voting power and investment power. Peter A. Wright is the sole shareholder of P.A.W. Capital Corp. P.A.W. Capital Corp. is the general partner of P.A.W. Capital Partners, L.P. P.A.W. Capital Partners, LP is the general partner of P.A.W. Partners, LP and the manager of P.A.W. Offshore Fund. The address of each of the entities is 10 Glenville Street, Greenwich, Connecticut 06831-3638.

(7) For Mr. Madison, includes 248,999 shares subject to options exercisable within 60 days of June 17, 2003. For Mr. Babka, includes 200,000 shares subject to options exercisable within 60 days of June 17, 2003. For Mr. Grzedzinski, includes 12,500 shares subject to options exercisable within 60 days of June 17, 2003.

(8) Represents shares subject to options exercisable within 60 days of June 17, 2003.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Company's Compensation Committee during 2002 initially consisted of William H. Janeway and Jeanne D. Wohlers, and was reconfigured in April 2002 to consist of Mr. Janeway and Edward Grzedzinski. No interlocking relationship existed during 2002 nor presently exists between any member of the Company's Compensation Committee and any member of the compensation committee of any other company.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and persons who own greater than ten percent of a registered class of the Company's equity securities are required by Securities and Exchange Commission regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on its review of copies of the forms furnished to the Company and written representations from the executive officers, directors and 10% stockholders, the Company believes that delinquent filings were made by the following individuals for the following transactions: From 4s for Mr. Madison and Mr. Babka related to option grants made on July 10, 2002 were filed late on March 31, 2003. Other than the filings indicated, to the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the year ended December 31, 2002, all officers, directors and 10% stockholders complied with all Section 16(a) filing requirements.

OTHER MATTERS

The Company knows of no other matters to be submitted to the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed Proxy to vote the shares they represent as the Board of Directors may recommend.

THE BOARD OF DIRECTORS

Atlanta, Georgia
July 3, 2003

APPENDIX A

INDUS INTERNATIONAL, INC.

2003 EMPLOYEE STOCK PURCHASE PLAN

TABLE OF CONTENTS

INDUS INTERNATIONAL, INC.

2003 EMPLOYEE STOCK PURCHASE PLAN

ARTICLE I

BACKGROUND

1.1 *Establishment of the Plan.* Indus International, Inc. (the "Company") hereby establishes a stock purchase plan to be known as the "Indus International, Inc. 2003 Employee Stock Purchase Plan" (the "Plan"), as set forth in this document. The Plan is intended to be a qualified employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended, and the regulations and rulings thereunder.

1.2 *Applicability of the Plan.* The provisions of this Plan are applicable only to certain individuals who, on or after the Effective Date (as defined herein), are employees of the Company and its Subsidiaries participating in the Plan. The Committee shall indicate from time to time which of its Subsidiaries, if any, are participating in the Plan.

1.3 *Purpose.* The purpose of the Plan is to enhance the proprietary interest among the employees of the Company and its participating subsidiaries through ownership of Common Stock of the Company.

ARTICLE II

DEFINITIONS

Whenever capitalized in this document, the following terms shall have the respective meanings set forth below.

2.1 *Administrator.* Administrator shall mean the person or persons (who may be officers or employees of the Company) selected by the Committee to operate the Plan, perform day-to-day administration of the Plan, and maintain records of the Plan.

2.2 *Board.* Board shall mean the Board of Directors of the Company.

2.3 *Code.* Code shall mean the Internal Revenue Code of 1986, as amended from time to time, and the regulations thereunder.

2.4 *Committee.* Committee shall mean a committee which consists of members of the Board and which has been designated by the Board to have the general responsibility for the administration of the Plan. Unless otherwise designated by the Board, the Compensation Committee of the Board of Directors of the Company shall serve as the Committee administering the Plan. Subject to the express provisions of the Plan, the Committee shall have plenary authority in its sole and absolute discretion to interpret and construe any and all provisions of the Plan, to adopt rules and regulations for administering the Plan, and to make all other determinations necessary or advisable for administering the Plan. The Committee's determinations on the foregoing matters shall be conclusive and binding upon all persons.

2.5 *Common Stock.* Common Stock shall mean the common stock of the Company.

2.6 *Compensation.* Compensation shall mean, for any Participant, for any Offering Period, the Participant's gross base wages and commissions for the respective period, subject to appropriate adjustments that would exclude items such as bonuses, overtime pay, non-cash compensation and reimbursement of moving, travel, trade or business expenses.

2.7 *Contribution Account.* Contribution Account shall mean the bookkeeping account established by the Administrator on behalf of each Participant, which shall be credited with the amounts deducted from the Participant's Compensation pursuant to Section 3.2(a) or Article VI. The Administrator shall establish a separate Contribution Account for each Participant for each Offering Period.

2.8 *Company.* Company shall mean Indus International, Inc., or its successor in interest.

2.9 *Direct Registration System.* Direct Registration System shall mean a direct registration system approved by the Securities and Exchange Commission and by any Exchange on which the Common Stock is then listed, whereby shares of Common Stock may be registered in the holder's name in book-entry form on the books of the Company.

2.10 *Effective Date.* Effective Date shall be

2.11 *Eligible Employee.* An Employee eligible to participate in the Plan pursuant to Section 3.1.

2.12 *Employee.* Employee shall mean an individual employed by an Employer who meets the employment relationship described in Treasury Regulation Sections 1.423-2(b) and Section 1.421-7(h).

2.13 *Employer.* Employer shall mean the Company and any Subsidiary designated from time to time by the Board or the Committee as an employer participating in the Plan.

2.14 *Fair Market Value.* Fair Market Value of a share of Common Stock shall mean the closing sales price of the Common Stock on a national securities exchange, the Nasdaq National Market or on any automated quotation system on which shares of Common Stock are traded (collectively, an "Exchange") on such date or, if no trades were made on such date, on the last previous date on which such stock was traded.

2.15 *Offering Date.* Offering Date shall mean the first Trading Date of each Offering Period.

2.16 *Offering Period.* Offering Period shall mean the period of time during which offers to purchase Common Stock are outstanding under the Plan. The Committee shall determine the length of each Offering Period, which need not be uniform; provided that no Offering Period shall exceed twenty-four (24) months in length. Until specified otherwise by the Committee, the Offering Periods will be the 6-month periods beginning January 1 and July 1 of each year. No voluntary payroll deductions shall be solicited until after the effective date of a registration statement on Form S-8 filed under the Securities Act of 1933, as amended, covering the shares to be issued under the Plan.

2.17 *Option.* Option shall mean the option to purchase Common Stock granted under the Plan on each Offering Date.

2.18 *Participant.* Participant shall mean any Eligible Employee who has who has not withdrawn from the first Offering Period pursuant to Section 3.2(a) or who has elected to participate in the Plan under Section 3.2(b).

2.19 *Plan.* Plan shall mean the Indus International, Inc. 2003 Employee Stock Purchase Plan, as amended and in effect from time to time.

2.20 *Purchase Date.* Purchase Date shall mean the last Trading Date of each Offering Period.

2.21 *Purchase Price.* Purchase Price shall mean the purchase price of Common Stock determined under Section 5.1.

2.22 *Request Form.* Request Form shall mean an Employee's authorization either in writing on a form approved by the Administrator or through electronic communication approved by the Administrator which specifies the Employee's payroll deduction in accordance with Section 6.2, and contains such other terms and provisions as may be required by the Administrator.

2.23 *Stock Account.* Stock Account shall mean the account established by the Administrator on behalf of each Participant, which shall be credited with shares of Common Stock purchased pursuant to the Plan and dividends thereon (which may be reinvested in shares of Common Stock), until such shares are distributed in accordance with Article VII of the Plan.

2.24 *Subsidiary.* Subsidiary shall mean any present or future corporation which is a "subsidiary corporation" of the Company as defined in Code Section 424(f).

2.25 *Trading Date.* Trading Date shall mean a date on which shares of Common Stock are traded on any Exchange.

Except when otherwise indicated by the context, the definition of any term herein in the singular may also include the plural.

ARTICLE III

Eligibility and Participation

3.1 *Eligibility.* Each Employee who is an Employee regularly scheduled to work at least 20 hours each week and at least five months each calendar year shall be eligible to participate in the Plan as of the later of:

(a) the Offering Date immediately following the Employee's last date of hire by an Employer; or

(b) the Effective Date.

On each Offering Date, Options will automatically be granted to all Employees then eligible to participate in the Plan; provided, however, that no Employee shall be granted an Option for an Offering Period if, immediately after the grant, the Employee would own stock, and/or hold outstanding options to purchase stock, possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or any Subsidiary. For purposes of this Section, the attribution rules of Code Section 424(d) shall apply in determining stock ownership of any Employee. If an Employee is granted an Option for an Offering Period and such Employee does not participate in the Plan for such Offering Period, such Option will be deemed never to have been granted for purposes of applying the $25,000 annual limitation described in Section 5.2.

3.2 *Participation.* For each Offering Period, an Eligible Employee having been granted an Option under Section 3.1 may submit a Request Form to the Administrator to participate in the Plan for such Offering Period. The Request Form shall authorize a regular payroll deduction from the Employee's Compensation for the Offering Period, subject to the limits and procedures described in Article VI. A Participant's Request Form authorizing a regular payroll deduction shall remain effective from Offering Period to Offering Period until amended or canceled under Section 6.3.

3.3 *Leave of Absence.* For purposes of Section 3.1, an individual on a leave of absence from an Employer shall be deemed to be an Employee for the first 90 days of such leave, or for such longer period of time that his or her entitlement to return to work is protected by statute or agreement with the Employer, if applicable. For purposes of this Plan, such individual's employment with the Employer shall be deemed to terminate at the close of business on the 90th day of the leave, unless the individual has returned to regular employment with an Employer before the close of business on such 90th day or his entitlement to return to work is protected by statute or agreement with the employer. Termination of any individual's leave of absence by an Employer, other than on account of a return to employment with an Employer, shall be deemed to terminate an individual's employment with the Employer for all purposes of the Plan.

ARTICLE IV

Stock Available

4.1 *In General.* Subject to the adjustments in Sections 4.2 and 4.3, an aggregate of Two Million Five Hundred Thousand (2,500,000) shares of Common Stock, shall be available for purchase by Participants pursuant to the provisions of the Plan. These shares may be authorized and unissued shares or may be shares issued and subsequently acquired by the Company. If an Option under the Plan expires or terminates for any reason without having been exercised in whole or part, the shares subject to such Option that are not purchased shall again be available for subsequent Option grants under the Plan. If the total number of shares of Common Stock for which Options are exercised on any Purchase Date exceeds the maximum number of shares then available under the Plan, the Committee shall make a pro rata allocation of the shares available in as nearly a uniform manner as shall be practicable and as it shall determine to be equitable; and the balance of the cash credited to Participants' Contribution Accounts shall be distributed to the Participants as soon as practicable.

4.2 *Adjustment in Event of Changes in Capitalization.* In the event of a stock dividend, stock split or combination of shares, recapitalization or other change in the Company's capitalization, or other distribution with respect to holders of the Company's Common Stock other than normal cash dividends, an automatic adjustment shall be made in the number and kind of shares as to which outstanding Options or portions thereof then unexercised shall be exercisable and in the available shares set forth in Section 4.1, so that the proportionate interest of the Participants shall be maintained as before the occurrence of such event; provided, however, that in no event shall any adjustment be made that would cause any Option to fail to qualify as an option pursuant to an employee stock purchase plan within the meaning of Section 423 of the Code.

4.3 *Dissolution or Liquidation.* In the event of a proposed dissolution or liquidation of the Company, the Offering Period then in progress shall be shortened by setting a new Purchase Date (the "New Purchase Date"), and shall terminate immediately prior to the consummation of the dissolution or liquidation, unless otherwise provided by the Committee. The Company shall notify each Participant, at least ten (10) business days prior to the New Purchase Date, that the next Purchase Date has been changed to the New Purchase Date and that the Participant's Option shall be exercised automatically on the New Purchase Date, unless the Participant has withdrawn from the Offering Period, as provided in Section 6.3 hereof, prior to the New Purchase Date.

4.4 *Merger or Asset Sale.* In the event of a reorganization, merger, or consolidation of the Company with one or more corporations in which the Company is not the surviving corporation (or survives as a direct or indirect subsidiary of other such other constituent corporation or its parent), or upon a sale of substantially all of the property or stock of the Company to another corporation, then, in the discretion of the Board or the Committee, (i) each outstanding Option shall be assumed, or an equivalent option substituted, by the successor corporation or its parent, or (ii) the Offering Period then in progress shall be shortened by setting a New Purchase Date, which shall be before the date of the proposed transaction. If the Committee sets a New Purchase Date, the Company shall notify each Participant, at least ten (10) business days prior to the New Purchase Date, that the Purchase Date has been changed to the New Purchase Date and that the Participant's Option shall be exercised automatically on the New Purchase Date, unless the Participant has withdrawn from the Offering Period, as provided in Section 6.3 hereof, prior to the New Purchase Date. In lieu of the foregoing, the Committee may terminate the Plan in accordance with Section 8.2.

ARTICLE V

OPTION PROVISIONS

5.1 *Purchase Price.* The Purchase Price of a share of Common Stock purchased for a Participant pursuant to each exercise of an Option shall be the lesser of:

(a) 85 percent of the Fair Market Value of a share of Common Stock on the Offering Date; or

(b) 85 percent of the Fair Market Value of a share of Common Stock on the Purchase Date.

5.2 *Calendar Year $25,000 Limit.* Notwithstanding anything else contained herein, no Employee may be granted an Option for any Offering Period which permits such Employee's rights to purchase Common Stock under this Plan and any other qualified employee stock purchase plan (within the meaning of Code Section 423) of the Company and its Subsidiaries to accrue at a rate which exceeds $25,000 of Fair Market Value of such Common Stock for each calendar year in which an Option is outstanding at any time. For purposes of this Section, Fair Market Value shall be determined as of the Offering Date.

5.3 *Offering Period Limit.* Notwithstanding anything else contained herein, the maximum number of shares of Common Stock that an Eligible Employee may purchase in any Offering Period is 10,000 shares.

ARTICLE VI

PURCHASING COMMON STOCK

6.1 *Participant's Contribution and Stock Accounts.* The Administrator shall establish a book account in the name of each Participant for each Offering Period, which shall be the Participant's Contribution Account. As discussed in Section 6.2 below, a Participant's payroll deductions shall be credited to the Participant's Contribution Account, without interest, until such cash is withdrawn, distributed, or used to purchase Common Stock as described below.

During such time, if any, as the Company participates in a Direct Registration System, shares of Common Stock acquired upon exercise of an Option shall be directly registered in the name of the Participant. If the Company does not participate in a Direct Registration System, then until distribution is requested by a Participant pursuant to Article VII, (i) stock certificates evidencing the Participant's shares of Common Stock acquired upon exercise of an Option shall be held by the Company as the nominee for the Participant, or (ii) such stock shall be held in book-entry form in an account established on behalf of the Participant with a third-party brokerage firm, as described below. These shares shall be credited to the Participant's Stock Account. Shares shall be held by the Company or such brokerage firm as nominee for Participants solely as a matter of convenience. A Participant shall have all ownership rights as to the shares credited to his or her Stock Account, and the Company shall have no ownership or other rights of any kind with respect to any such certificates or the shares represented thereby. The Company may enter into an arrangement with one or more third-party brokerage firms to administer the Stock Accounts of Participants.

All cash received or held by the Company under the Plan may be used by the Company for any corporate purpose. The Company shall not be obligated to segregate any assets held under the Plan.

6.2 *Payroll Deductions; Dividends.*

(a) *Payroll Deductions.* By submitting a Request Form at any time before an Offering Period in accordance with rules adopted by the Committee, or during the first Offering Period, if permitted by the Administrator in accordance with the last sentence of Section 3.2(a), an Eligible Employee may authorize a payroll deduction to purchase Common Stock under the Plan for the Offering Period. The payroll deduction shall be effective on the first pay period during the Offering Period commencing after receipt of the Request Form by the Administrator. The payroll deduction shall be in any whole dollar amount or percentage up to a maximum of ten percent (10%) of such Employee's Compensation payable each pay period, and at any other time an element of Compensation is payable. A Participant's payroll deduction shall not be less than one percent (1%) of such Employee's Compensation payable each payroll period.

(b) *Dividends.* Cash or stock dividends paid on Common Stock which is credited to a Participant's Stock Account as of the dividend payment date may, at the election of the Company, be automatically reinvested in shares of Common Stock and credited to the Participant's Stock Account or paid or distributed to the Participant as soon as practicable.

6.3 *Discontinuance.* A Participant may discontinue participation in an Offering Period or discontinue his or her payroll deductions for an Offering Period by filing a new Request Form with the Administrator. This discontinuance shall be effective on the first pay period commencing at least 15 days after receipt of the Request Form by the Administrator. A Participant who discontinues his or her participation or payroll deductions for an Offering Period may not resume participation in the Plan until the following Offering Period.

Any amount held in the Participant's Contribution Account for an Offering Period after the effective date of the discontinuance of his or her payroll deductions will either be refunded or used to purchase Common Stock, as provided in Section 7.1.

6.4 *Leave of Absence; Transfer to Ineligible Status.* If a Participant either begins a leave of absence, is transferred to employment with a Subsidiary not participating in the Plan, or remains employed with an Employer but is no longer eligible to participate in the Plan, the Participant shall cease to be eligible for payroll deductions to his or her Contribution Account pursuant to Section 6.2. The cash standing to the credit of the Participant's Contribution Account shall become subject to the provisions of Section 7.1.

If the Participant returns from the leave of absence before being deemed to have ceased employment with the Employer under Section 3.3, or again becomes eligible to participate in the Plan, the Request Form, if any, in effect immediately before the leave of absence or disqualifying change in employment status shall be deemed void and the Participant must again complete a new Request Form to resume participation in the Plan.

6.5 *Automatic Exercise.* Unless the cash credited to a Participant's Contribution Account is withdrawn or distributed as provided in Article VII, his or her Option shall be deemed to have been exercised automatically on each Purchase Date, for the purchase of the number of full and fractional shares of Common Stock which the cash credited to his or her Contribution Account at that time will purchase at the Purchase Price. Any other cash balance remaining in the Participant's Contribution Account at the end of an Offering Period shall be refunded to the Participant, without interest. The amount of cash that may be used to purchase shares of Common Stock may not exceed the Compensation restrictions set forth in Section 6.2 or the applicable limitations of Sections 5.2 or 5.3.

If the cash credited to a Participant's Contribution Account on the Purchase Date exceeds the applicable Compensation restrictions of Section 6.2 or exceeds the amount necessary to purchase the maximum number of shares of Common Stock available during the Offering Period under the applicable limitations of Section 5.2 or Section 5.3, such excess cash shall be refunded to the Participant, without interest. The excess cash may not be used to purchase shares of Common Stock nor retained in the Participant's Contribution Account for a future Offering Period.

Each Participant shall receive a statement on not less than an annual basis indicating the number of shares credited to his or her Stock Account, if any, under the Plan.

6.6 *Listing, Registration, and Qualification of Shares.* The granting of Options for, and the sale and delivery of, Common Stock under the Plan shall be subject to the effecting by the Company of any listing, registration, or qualification of the shares subject to that Option upon any securities exchange or under any federal or state law, or the obtaining of the consent or approval of any governmental regulatory body deemed necessary or desirable for the issuance or purchase of the shares covered.

ARTICLE VII

WITHDRAWALS; DISTRIBUTIONS

7.1 *Discontinuance of Deductions; Leave of Absence; Transfer to Ineligible Status.* In the event of a Participant's complete discontinuance of participation or payroll deductions under Section 6.3 or a Participant's leave of absence or transfer to an ineligible status under Section 6.4, the cash balance then standing to the credit of the Participant's Contribution Account shall, at the election of the Participant, be —

(a) returned to the Participant, in cash, without interest, as soon as practicable, upon the Participant's written request received by the Administrator at least 30 days before the next Purchase Date; or

(b) if the Participant so requests or, in the absence of timely instruction from the Participant of a desire to receive cash under (a) above, held under the Plan and used to purchase Common Stock for the Participant under the automatic exercise provisions of Section 6.5.

7.2 *In-Service Withdrawals.* During such time, if any, as the Company participates in a Direct Registration System, shares of Common Stock acquired upon exercise of an Option may be directly registered in the name of the Participant and the Participant may withdraw certificates in accordance with the applicable terms and conditions of such Direct Registration System. If the Company does not participate in a Direct Registration System, a Participant may, while an Employee of the Company or any Subsidiary, withdraw certificates for some or all of the shares of Common Stock credited to his or her Stock Account at any time, upon 30 days' written notice to the Administrator. If a Participant requests a distribution of only a portion of the shares of Common Stock credited to his or her Stock Account, the Administrator will distribute the oldest securities held in the Participant's Stock Account first, using a first in-first out methodology. The Administrator may at any time distribute certificates for some or all of the shares of Common Stock credited to a Participant's Stock Account, whether or not the Participant so requests.

7.3 *Termination of Employment for Reasons Other Than Death.* If a Participant terminates employment with the Company and the Subsidiaries for reasons other than death, the cash balance in the Participant's Contribution Account shall be returned to the Participant in cash, without interest, as soon as practicable. Certificates for the shares of Common Stock credited to his or her Stock Account shall be distributed to the Participant as soon as practicable, unless the Company then participates in a Direct Registration System, in which case, the Participant shall be entitled to evidence of ownership of such shares in such form as the terms and conditions of such Direct Registration System permit.

7.4 *Death.* In the event a Participant dies, the cash balance in his or her Contribution Account shall be distributed to the Participant's estate, in cash, without interest, as soon as practicable. Certificates for the shares of Common Stock credited to the Participant's Stock Account shall be distributed to the estate as soon as practicable, unless the Company then participates in a Direct Registration System, in which case, the estate shall be entitled to evidence of ownership of such shares in such form as the terms and conditions of such Direct Registration System permit.

7.5 *Registration.* Whether represented in certificate form or by direct registration pursuant to a Direct Registration System, shares of Common Stock acquired upon exercise of an Option shall be directly registered in the name of the Participant or, if the Participant so indicates on the Request Form, (a) in the Participant's name jointly with a member of the Participant's family, with the right of survivorship, (b) in the name of a custodian for the Participant (in the event the Participant is under a legal disability to have stock issued in the Participant's name), (c) in a manner giving effect to the status of such shares as community property, or (d) in street name for the benefit of any of the above with a broker designated by the Participant. No other names may be included in the Common Stock registration. The Company shall pay all issue or transfer taxes with respect to the issuance or transfer of shares of such Common Stock, as well as all fees and expenses necessarily incurred by the Company in connection with such issuance or transfer.

ARTICLE VIII

AMENDMENT AND TERMINATION

8.1 *Amendment.* The Committee shall have the right to amend or modify the Plan, in full or in part, at any time and from time to time; provided, however, that no amendment or modification shall:

(a) affect any right or obligation with respect to any grant previously made, unless required by law, or

(b) unless previously approved by the stockholders of the Company, where such approval is necessary to satisfy federal securities laws, the Code, or rules of any stock exchange on which the Company's Common Stock is listed:

(1) in any manner materially affect the eligibility requirements set forth in Sections 3.1 and 3.3, or change the definition of Employer as set forth in Section 2.13, or

(2) increase the number of shares of Common Stock subject to any options issued to Participants (except as provided in Sections 4.2 and 4.3).

8.2 *Termination.* The Plan will continue into effect for a term of ten years from the Effective Date unless earlier terminated by the Committee. The Committee may terminate the Plan at any time in its sole and absolute discretion. The Plan shall be terminated by the Committee if at any time the number of shares of Common Stock authorized for purposes of the Plan is not sufficient to meet all purchase requirements, except as provided by Section 4.1.

Upon termination of the Plan, the Administrator shall give notice thereof to Participants and shall terminate all payroll deductions. Cash balances then credited to Participants' Contribution Accounts shall be distributed as soon as practicable, without interest.

ARTICLE IX

MISCELLANEOUS

9.1 *Employment Rights.* Neither the establishment of the Plan, nor the grant of any Options thereunder, nor the exercise thereof shall be deemed to give to any Employee the right to be retained in the employ of the Company or any Subsidiary or to interfere with the right of the Company or any Subsidiary to discharge any Employee or otherwise modify the employment relationship at any time.

9.2 *Tax Withholding.* The Administrator may make appropriate provisions for withholding of federal, state, and local income taxes, and any other taxes, from a Participant's Compensation to the extent the Administrator deems such withholding to be legally required.

9.3 *Rights Not Transferable.* Rights and Options granted under this Plan are not transferable by the Participant other than by will or by the laws of descent and distribution and are exercisable only by the Participant during his or her lifetime.

9.4 *No Repurchase of Stock by Company.* The Company is under no obligation to repurchase from any Participant any shares of Common Stock acquired under the Plan.

9.5 *Governing Law.* The Plan shall be governed by and construed in accordance with the laws of the State of Delaware except to the extent such laws are preempted by the laws of the United States.

The foregoing is hereby acknowledged as being the Indus International, Inc. 2003 Employee Stock Purchase Plan as adopted by the Board of Directors of Indus International, Inc. on March 28, 2003. The Plan was approved by the stockholders of the Company on   , 2003.

INDUS INTERNATIONAL, INC.

/s/ JEFFREY A. BABKA

By: Jeffrey A. Babka
Its: Executive Vice President Finance and
Administration and Chief Financial Officer



INDU
INTERNATION

United Sta

1.800.868.04

Cana

1.888.414.63

United Kingd

+44 (0) 1.483.722.7

Serving Europe, the Middle East, and Afr

Austra

+61 (0) 7.3815.09

Serving Asia Paci

www.indusinternational.c